
11005343


LHP

LaSalle Hotel Properties

2010 Annual Report

PROPERTY MAP



Seattle, WA
San Francisco, CA
Santa Cruz, CA
Los Angeles, CA
San Diego, CA
Chicago, IL
Indianapolis, IN
Leesburg, VA
Boston, MA
Newport, RI
New York, NY
Philadelphia, PA
Washington, DC
& Alexandria, VA

Property Locations

URBAN HOTELS

(4,612 rooms)

Alexis Hotel
Seattle, WA
206-624-4844

Hotel Amarano Burbank
Burbank, CA
818-842-8887

Harborside Hyatt
Boston, MA
617-568-1234

Hilton Alexandria Old Town
Alexandria, VA
703-837-0440

Gild Hall
New York, NY
212-232-7700

The Liaison Capitol Hill
Washington, D.C.
202-638-1616

Hotel Deca
Seattle, WA
206-634-2000

Hotel George
Washington, D.C
202-347-4200

Hotel Helix
Washington, D.C.
202-462-9001

Hotel Madera
Washington, D.C.
202-296-7600

Embassy Suites Philadelphia – Center City
Philadelphia, PA
215-561-1776

Hotel Rouge
Washington, D.C.
202-232-8000

Hotel Solamar
San Diego, CA
619-531-8740

Hotel Sax Chicago
Chicago, IL
312-245-0333

Le Montrose Suite Hotel
West Hollywood, CA
310-855-1115

Le Parc Suite Hotel
West Hollywood, CA
310-855-8888

Onyx Hotel
Boston, MA
617-557-9955

The Grafton on Sunset
West Hollywood, CA
323-654-4600

Topaz Hotel
Washington, D.C.
202-393-3000

Donovan House
Washington, D.C.
202-737-1200

Hotel Roger Williams
New York, NY
212-448-7000

Chamberlain West Hollywood
West Hollywood, CA
310-657-7400

Hotel Monaco San Francisco
San Francisco, CA
415-292-0100

Westin Philadelphia
Philadelphia, PA
215-563-1600

Sofitel Washington, DC Lafayette Square
Washington, D.C.
202-730-8800

CONVENTION HOTELS

(3,024 rooms)

Hilton San Diego Gaslamp Quarter
San Diego, CA
619-231-4040

Indianapolis Marriott Downtown
Indianapolis, IN
317-822-3500

Sheraton Bloomington Hotel (SOLD JANUARY 2011)
Minneapolis South
Minneapolis, MN
952-835-7800

Westin Copley Place
Boston, MA
617-262-9600

Westin Michigan Avenue
Chicago, IL
312-943-7200

RESORT HOTELS

(1,480 rooms)

Chaminade Resort & Conference Center
Santa Cruz, CA
831-475-5600

The Hilton San Diego Resort
San Diego, CA
619-276-4010

Hotel Viking
Newport, RI
401-847-3300

Lansdowne Resort
Lansdowne, VA
703-729-8400

San Diego Paradise Point Resort and Spa
San Diego, CA
858-274-4630

TO OUR FELLOW SHAREHOLDERS

2010 was a very successful year for LaSalle Hotel Properties on many levels. For the first time since 2007, our portfolio was able to produce positive RevPAR growth, despite a difficult first quarter. Our teams continued to deliver best in class hotel EBITDA margins and invest wisely in our existing assets. We made strategic and opportunistic investments in six assets, four of which were located in our target markets – including New York, Washington, DC, San Francisco and Los Angeles – and the remaining two in excellent locations within Philadelphia. We disposed of three properties, two of which were located in non-core markets, and the third being a redevelopment opportunity in which we believe the capital can be more productively deployed elsewhere. Subsequently, we sold the Sheraton Bloomington in January, 2011. Both the investments and the divestitures are consistent with our long term strategy. The acquisitions represent the diversification among operators, locations, and brand versus independent flags that have played an integral role in our success as a Company. Furthermore, our balance sheet was solid going into 2010 and we finished the year in a strong position as we raised $184.1 million of common equity proceeds in 2010. As a result of these achievements, we were able to meaningfully increase the dividend during the third quarter of 2010. We are truly excited about 2011 as we have entered the year with a stronger portfolio and a favorable outlook for the operating environment, while maintaining a disciplined management and acquisition focus.

Following the longest and deepest economic contraction since the Great Depression, 2010 was a year of recovery for the United States economy, the lodging industry and our Company. Corporate profits grew substantially and the stock market rebounded in turn, providing a favorable equity capital market and leaving many companies with a stronger cash position than the previous year. Unemployment decreased modestly and consumer spending showed moderate gains. More meaningful job growth and corporate spending should lead to more robust economic recovery, including in lodging. In 2010, US lodging supply grew 2.0%, while demand recovered a strong 7.7%. The entire 5.5% increase in US RevPAR was driven by gains in occupancy. As the economic recovery continues to take hold, we anticipate that more of the RevPAR growth will be gained from increases in average rate, which is more profitable than increases in occupancy.

We are very enthusiastic about the operating environment in 2011. The US lodging development pipeline declined throughout 2009 and 2010, which has resulted in a muted and below-average supply outlook for 2011. Meanwhile, we expect demand to continue to grow as the lodging industry recovers. Furthermore, all but one of our core markets is already at peak demand, which should bode well for the ability of our operators to drive increases in average rate. We believe that these favorable market conditions will be further enhanced when the United States employment picture improves.

Our Company remains committed to maintaining a conservative and strong balance sheet. As such, we benefit from one of the lowest leverage ratios amongst our peers. We executed two common equity raises in 2010 as well as an additional common equity raise in 2011, and we were able to issue preferred equity in January, 2011 at extremely favorable pricing. We continue to have significant borrowing capacity on our lines of credit and positive operating cash flow, which enables us to properly re-invest in our properties, and to make opportunistic investments, should they arise.

During 2010, we completed a room renovation at San Diego Paradise Point Resort and commenced a renovation at our Westin Copley Place hotel. The Westin Copley Place renovation is well underway, as well as projects that we've commenced at Hotel Viking, Hotel Rouge and Topaz Hotel. Our portfolio is in excellent physical condition and we continue to re-invest, in order to position our hotels to perform well during any part of the economic cycle.

We are very proud of our Company's accomplishments in 2010 and will continue to manage our assets aggressively, invest responsibly and opportunistically and maintain a conservative balance sheet. We are optimistic that 2011 will be a successful year for the lodging industry and our Company and remain passionately committed to the achievement of our mission to provide income and to enhance long term shareholder value.

Sincerely,



Michael D. Barnello
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission file number 1-14045

LASALLE HOTEL PROPERTIES
(Exact name of registrant as specified in its charter)

Maryland **(State or other jurisdiction of incorporation or organization)**	**36-4219376** **(IRS Employer Identification No.)**
3 Bethesda Metro Center, Suite 1200 **Bethesda, Maryland** **(Address of principal executive offices)**	**20814** **(Zip Code)**

(301) 941-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of Beneficial Interest ($0.01 par value)	New York Stock Exchange
8 3/8% Series B Cumulative Redeemable Preferred Shares ($0.01 par value)	New York Stock Exchange
7 1/2% Series D Cumulative Redeemable Preferred Shares ($0.01 par value)	New York Stock Exchange
8% Series E Cumulative Redeemable Preferred Shares ($0.01 par value)	New York Stock Exchange
7 1/4% Series G Cumulative Redeemable Preferred Shares ($0.01 par value)	New York Stock Exchange
7 1/2% Series H Cumulative Redeemable Preferred Shares ($0.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the 69,790,208 common shares of beneficial interest held by non-affiliates of the registrant was approximately $1.4 billion based on the closing price on the New York Stock Exchange for such common shares of beneficial interest as of June 30, 2010.

Number of the registrant's common shares of beneficial interest outstanding as of February 16, 2011: 75,747,777.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2011 Annual Meeting of Shareholders to be held on or about April 21, 2011 are incorporated by reference in Part II and Part III of this report.

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LASALLE HOTEL PROPERTIES

INDEX

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Forward-Looking Statements

This report, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Forward-looking statements in this report include, among others, statements about the Company's business strategy, including its acquisition and development strategies, industry trends, estimated revenues and expenses, ability to realize deferred tax assets, expected liquidity needs and sources (including capital expenditures and the ability to obtain financing or raise capital). You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control and which could materially affect actual results, performances or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the hotel industry, including competition, increases in wages, energy costs and other operating costs, potential unionization, actual or threatened terrorist attacks, any type of flu or disease-related pandemic, downturns in general and local economic conditions;
- the availability and terms of financing and capital and the general volatility of securities markets;
- the Company's dependence on third-party managers of its hotels, including its inability to implement strategic business decisions directly;
- risks associated with the real estate industry, including environmental contamination and costs of complying with the Americans with Disabilities Act and similar laws;
- interest rate increases;
- the possible failure of the Company to qualify as a REIT and the risk of changes in laws affecting REITs;
- the possibility of uninsured losses;
- risks associated with redevelopment and repositioning projects, including delays and cost overruns; and
- the risk factors discussed under the heading "Risk Factors" in this Annual Report on Form 10-K.

Accordingly, there is no assurance that the Company's expectations will be realized. Except as otherwise required by the federal securities laws, the Company disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The "Company", "we" or "us" means LaSalle Hotel Properties, a Maryland real estate investment trust, and one or more of its subsidiaries (including LaSalle Hotel Operating Partnership, L.P. (the "Operating Partnership") and LaSalle Hotel Lessee, Inc. ("LHL")), or, as the context may require, LaSalle Hotel Properties only, the Operating Partnership only or LHL only.

PART I

Item 1. Business

General

The Company was organized as a Maryland real estate investment trust on January 15, 1998 to buy, own, redevelop and lease primarily upscale and luxury full-service hotels located in convention, resort and major urban business markets. The Company is a self-managed and self-administered real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company is generally not subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders. The income of LHL, the Company's taxable-REIT subsidiary, is subject to taxation at normal corporate rates.

As of December 31, 2010, the Company owned interests in 35 hotels with approximately 9,100 rooms/suites located in 10 states and the District of Columbia. Each hotel is leased under a participating lease that provides for rental payments equal to the greater of (i) base rent or (ii) participating rent based on hotel revenues. All 35 of the hotels are leased to LHL, or a wholly-owned subsidiary of LHL. The LHL leases expire between 2012 and 2014. Lease revenue from LHL and its wholly-owned subsidiaries is eliminated in consolidation. A third-party or non-affiliated hotel operator manages each hotel, which is also subject to a hotel management agreement, the terms of which are discussed in more detail under "—Hotel Managers and Hotel Management Agreements".

Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership. The Company owned, through a combination of direct and indirect interests, 100% of the common units of the Operating Partnership at December 31, 2010.

The Company's principal offices are located at 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814. The Company's website is www.lasallehotels.com. The Company makes available on its website free of charge its filings with the Securities and Exchange Commission ("SEC"), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports.

Strategies and Objectives

The Company's primary objectives are to provide income to its shareholders through increases in distributable cash flow and to increase long-term total returns to shareholders through appreciation in the value of its common shares of beneficial interest. To achieve these objectives, the Company seeks to:

- enhance the return from, and the value of, the hotels in which it owns interests and any additional hotels the Company may acquire or develop; and
- invest in or acquire additional hotel properties on favorable terms.

The Company seeks to achieve revenue growth principally through:

- renovations, repositionings and/or expansions at selected hotels;
- acquisitions of full-service hotels located in convention, resort and major urban markets in the U.S. especially upscale and luxury full-service hotels in such markets where the Company perceives strong demand growth or significant barriers to entry;
- selective development of hotel properties, particularly upscale and luxury full-service hotels in high barrier-to-entry and high demand markets where development economics are favorable; and
- revenue enhancing programs at the hotels.

The Company intends to acquire additional hotels in urban, convention and resort markets, consistent with the growth strategies outlined above and which may:

- possess unique competitive advantages in the form of location, physical facilities or other attributes;
- be available at significant discounts to replacement cost, including when such discounts result from reduced competition for hotels with long-term management and/or franchise agreements;
- benefit from brand or franchise conversion or removal, new management, renovations or redevelopment or other active and aggressive asset management strategies; or
- have expansion opportunities.

The Company continues to focus on eight primary urban markets; however, it will acquire assets in other markets if the investment is consistent with the Company's strategies and return criteria. The primary urban markets are:

• Boston	• San Diego
• Chicago	• San Francisco
• Los Angeles	• Seattle
• New York	• Washington, DC

Hotel Managers and Hotel Management Agreements

The Company seeks to grow through strategic relationships with premier, internationally recognized hotel operating companies, including Westin Hotels and Resorts, Hilton Hotels Corporation, Outrigger Lodging Services, Noble House Hotels & Resorts, Hyatt Hotels Corporation, Benchmark Hospitality, White Lodging Services Corporation, Thompson Hotels, Sandcastle Resorts & Hotels, Davidson Hotel Company, Denihan Hospitality Group, Kimpton Hotel & Restaurant Group, L.L.C., Accor, Destination Hotels & Resorts, HEI Hotels & Resorts and JRK Hotel Group, Inc. The Company believes that having multiple operators creates a network that will generate acquisition opportunities. In addition, the Company believes its acquisition capabilities are enhanced by its considerable experience, resources and relationships in the hotel industry specifically and the real estate industry generally.

As of December 31, 2010, all of our 35 hotels are leased by LHL, and are managed and operated by third parties pursuant to management agreements entered into between LHL and the respective hotel management companies.

Our management agreements for the 35 hotels leased to LHL have the terms described below.

- ***Base Management Fees.*** Our management agreements generally provide for the payment of base management fees between 1.0% and 4.0% the applicable hotel's revenues or a fixed amount, as determined in the agreements.
- ***Incentive Management and Other Fees.*** Some of our management agreements provide for the payment of incentive management fees between 10.0% and 20.0% of gross operating profit or as a percentage of, or in excess of, certain thresholds of net operating income or cash flow of the applicable hotel, if certain criteria are met. Certain of the management agreements also provide for the payment by us of sales and marketing, accounting and other fees.
- ***Terms.*** The terms of our management agreements range from one year to 22 years not including renewals, and one year to 52 years including renewals.
- ***Ability to Terminate.*** We have 35 management agreements of which 28 are terminable at will and two are terminable upon sale. The remaining five management agreements are terminable only with cause. Termination fees range from zero to up to three times annual base management and incentive management fees.

- ***Operational Services.*** Each manager has exclusive authority to supervise, direct and control the day-to-day operation and management of the respective hotel including establishing all room rates, processing reservations, procuring inventories, supplies and services, and preparing public relations, publicity and marketing plans for the hotel.

- ***Executive Supervision and Management Services.*** Each manager supervises all managerial and other employees, reviews the operation and maintenance, prepares reports, budgets and projections, and provides other administrative and accounting support services to the respective hotel.

- ***Chain Services.*** Our management agreements with major brands require the managers to furnish chain services that are generally made available to other hotels managed by such managers. Such services may, for example, include: (1) the development and operation of computer systems and reservation services; (2) management and administrative services; (3) marketing and sales services; (4) human resources training services and (5) such additional services as may from time to time be more efficiently performed on a national, regional or group level.

- ***Working Capital.*** Our management agreements typically require us to maintain working capital for a hotel and to fund the cost of supplies such as linen and other similar items. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from the hotel operations are insufficient to meet the financial requirements of the hotel.

- ***Furniture, Fixtures and Equipment Replacements.*** We are required to provide to the managers all the necessary furniture, fixtures and equipment for the operation of the hotels (including funding any required furniture, fixture and equipment replacements). Our management agreements generally provide that once each year the managers will prepare a list of furniture, fixtures and equipment to be acquired and certain routine repairs to be performed in the next year and an estimate of funds that are necessary therefore, subject to our review and approval. For purposes of funding the furniture, fixtures and equipment replacements, a specified percentage of the gross revenues of each hotel is either deposited by the manager in an escrow account (typically 4.0% to 5.0%) or held by the owner.

- ***Building Alterations, Improvements and Renewals.*** Our management agreements generally require the managers to prepare an annual estimate of the expenditures necessary for major repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of the hotels. In addition to the foregoing, the management agreements generally provide that the managers may propose such changes, alterations and improvements to the hotels as required by reason of laws or regulations or, in each manager's reasonable judgment, to keep each respective hotel in a safe, competitive and efficient operating condition.

- ***Sale of a Hotel.*** Three of our management agreements limit our ability to sell, lease or otherwise transfer a hotel, unless the transferee assumes the related management agreement and meets specified other conditions and/or unless the transferee is not a competitor of the manager.

- ***Service Marks.*** During the term of our management agreements, the service mark, symbols and logos currently used by the managers may be used in the operation of the hotels. Any right to use the service marks, logo and symbols and related trademarks at a hotel will terminate with respect to that hotel upon termination of the management agreement with respect to such hotel.

Recent Developments

On January 12, 2011, the Company sold the Sheraton Bloomington Hotel Minneapolis South for $20.0 million, resulting in an impairment loss of $3.2 million. Since the property was under contract for sale during the fourth quarter of 2010, it was classified as held for sale as of December 31, 2010 and the loss on impairment is included in 2010 results. The operating results and the loss on impairment of the Sheraton Bloomington Hotel Minneapolis South are included in net income (loss) from discontinued operations for all periods presented.

On January 19, 2011, the Company issued 2,600,000 7½% Series H Cumulative Redeemable Preferred Shares ($0.01 par value) at a price of $25.00 per share and received net proceeds, after costs, of approximately $62.8 million. On February 4, 2011, the underwriters exercised their rights to cover overallotments and purchased 150,000 additional Series H Preferred Shares, resulting in additional net proceeds to the Company of $3.6 million.

On February 11, 2011, the Company provided notice to the holders of its 8⅜% Series B Cumulative Redeemable Preferred Shares of the redemption of those shares. The cash redemption price is $25.00 per share, plus accrued and unpaid dividends through the redemption date. The redemption date will be March 14, 2011.

From January 21, 2011 through February 16, 2011, the Company sold 2,619,811 common shares of beneficial interest, par value $0.01 per share, under its equity distribution agreements. After deducting the underwriters discounts and commissions, the Company raised net proceeds of approximately $72.3 million. The net proceeds were used to pay down amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

Hotel Renovations

The Company believes that its regular program of capital improvements at the hotels, including replacement and refurbishment of furniture, fixtures and equipment helps maintain and enhance its competitiveness and maximizes revenue growth.

Joint Ventures

On December 29, 2010, the Company, through Modern Magic Hotel LLC, a joint venture in which the Company holds a 95.0% controlling interest, sold its interest in the IBM Building located at 330 N. Wabash Avenue in downtown Chicago, IL for $58.8 million, resulting in an impairment loss of $8.4 million, which includes a $2.7 million termination fee paid to the development manager.

Tax Status

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, the Company generally is not subject to corporate income tax on that portion of its net income that is currently distributed to shareholders. A REIT is subject to a number of highly technical and complex organizational and operational requirements, including requirements with respect to the nature of its gross income and assets and a requirement that it currently distribute at least 90% of its taxable income. The Company may, however, be subject to certain state and local taxes on its income and property.

Effective January 1, 2001, the Company elected to operate its wholly-owned subsidiary, LHL, as provided for under the REIT Modernization Act as a taxable-REIT subsidiary. Accordingly, LHL is required to pay corporate income taxes at the applicable rates.

Seasonality

The Company's hotels' operations historically have been seasonal. Taken together, the hotels maintain higher occupancy rates during the second and third quarters. These seasonality patterns can be expected to cause fluctuations in the quarterly hotel operating revenues of LHL and the Company's quarterly lease revenues from LHL.

Competition

The hotel industry is highly competitive. Each of the hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse

effect on occupancy, average daily rate and room revenue per available room at the Company's current hotels or at hotels acquired in the future. The Company may be competing for investment opportunities with entities that have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company can prudently manage, including risks with respect to the amount of leverage utilized, creditworthiness of a hotel operator or the geographic proximity of its investments. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

Environmental Matters

In connection with the ownership of hotels, the Company is subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such property as collateral. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. The costs of remediation or removal of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership of hotels, the Company may be potentially liable for such costs.

The Company believes that its hotels are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which could have a material adverse effect on the Company. The Company has not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of its present properties.

Employees

The Company had 29 employees as of February 16, 2011. All persons employed in the day-to-day operations of the hotels are employees of the management companies engaged by the lessees to operate such hotels.

Additional Information

All reports filed with the SEC may also be read and copied at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Further information regarding the operation of the public reference room may be obtained by calling 1-800-SEC-0330. In addition, all of our filed reports can be obtained at the SEC's website at www.sec.gov or through our website at www.lasallehotels.com.

Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that it may currently deem immaterial also may impair its business operations. If any of the following risks occur, the Company's business, financial condition, operating results and cash flows could be materially adversely affected.

In the past, events beyond our control, including an economic slowdown or downturn and terrorism, harmed the operating performance of the hotel industry generally and the performance of our hotels. If these or similar events occur or continue to occur, our operating and financial results may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in the U.S. gross domestic product. All of our hotels are classified as luxury, upper upscale or upscale. In an economic downturn, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. This characteristic may result from the fact that upper upscale hotels generally target business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce costs on their trips. In addition, the terrorist attacks of September 11, 2001 had a dramatic adverse effect on business and leisure travel, and on the occupancy and average daily rate of our hotels. Future terrorist activities could have a harmful effect on both the industry and us. Likewise, the volatility in the credit and equity markets and the economic recession will continue to have an adverse effect on our business. Even after an economic recovery begins, a significant period of time may elapse before RevPar, operating margins and other key lodging fundamentals improve.

The return on our hotels depends upon the ability of the hotel operators to operate and manage the hotels.

To maintain our status as a REIT, we are not permitted to operate any of our hotels. As a result, we are unable to directly implement strategic business decisions with respect to the daily operation and marketing of our hotels, such as decisions with respect to the setting of room rates, repositioning of a hotel, food and beverage pricing and certain similar matters. Although LHL consults with the hotel operators with respect to strategic business plans, the hotel operators are under no obligation to implement any of our recommendations with respect to such matters. Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room, average daily rates or operating profits, we may not have sufficient rights under our hotel operating agreements to enable us to force the hotel operator to change its method of operation. We generally can only seek redress if a hotel operator violates the terms of the applicable operating agreement, and then only to the extent of the remedies provided for under the terms of the agreement. Some of the operating agreements have lengthy terms and may not be terminable by us before the agreement's expiration. In the event that we are able to and do replace any of our hotel operators, we may experience significant disruptions at the affected hotels, which may adversely affect our ability to make distributions to our shareholders.

We currently own only luxury, upper upscale and upscale hotels. These segments of the lodging market are highly competitive and generally subject to greater volatility than most other market segments, which could negatively affect our profitability.

The luxury, upper upscale and upscale segments of the hotel business are highly competitive. Our hotels compete on the basis of location, room rates, quality, service levels, reputation and reservations systems, among many factors. There are many competitors in the luxury, upper upscale and upscale segments, and many of these competitors may have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and room revenue at our hotels, which would harm our operations. Over-building in the hotel industry may increase the number of rooms available and may decrease occupancy and room rates. In addition, in periods of weak demand, as may occur during a general economic recession, profitability is negatively affected by the relatively high fixed costs of operating luxury, upper upscale and upscale hotels.

Our performance and our ability to make distributions on our shares are subject to risks associated with the hotel industry.

Competition for guests, increases in operating costs, dependence on travel and economic conditions could adversely affect our cash flow. Our hotels are subject to all operating risks common to the hotel industry. These risks include:

- adverse effects of weak national, regional and local economic conditions;
- tightening credit standards;
- competition for guests and meetings from other hotels including competition and pricing pressure from internet wholesalers and distributors;
- increases in operating costs, including wages, benefits, insurance, property taxes and energy, due to inflation and other factors, which may not be offset in the future by increased room rates;
- labor strikes, disruptions or lockouts that may impact operating performance;
- dependence on demand from business and leisure travelers, which may fluctuate and be seasonal;
- increases in energy costs, airline fares and other expenses related to travel, which may negatively affect traveling; and
- terrorism, terrorism alerts and warnings, military actions such as the engagements in Iraq and Afghanistan, pandemics or other medical events which may cause decreases in business and leisure travel.

These factors could adversely affect the ability of the lessees (including our taxable-REIT subsidiary lessees) to generate revenues and to make rental payments to us.

Unexpected capital expenditures could adversely affect our cash flow. Hotels require ongoing renovations and other capital improvements, including periodic replacement or refurbishment of furniture, fixtures and equipment. Under the terms of our leases, we are obligated to pay the cost of certain capital expenditures at the hotels, including new brand standards, and to pay for periodic replacement or refurbishment of furniture, fixtures and equipment. If capital expenditures exceed expectations, there can be no assurance that sufficient sources of financing will be available to fund such expenditures.

In addition, we have acquired hotels that have undergone significant renovation and may acquire additional hotels in the future that require significant renovation. Renovations of hotels involve numerous risks, including the possibility of environmental problems, construction cost overruns and delays, the effect on current demand, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other hotels.

Our lenders may have suffered losses related to the weakening economy and may not be able to fund our borrowings.

Our lenders, including the lenders participating in our $450.0 million senior unsecured credit facility, may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy and increased financial instability of many borrowers. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our credit facility or to obtain other financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our credit facility because of a lender default or to obtain other cost-effective financing.

Our obligation to comply with financial covenants in our unsecured credit facilities and mortgages on some of our hotel properties could restrict our range of operating activities, may require us to liquidate our properties and could adversely affect our ability to make distributions to our shareholders.

Our unsecured credit facilities. We have a senior unsecured credit facility with a syndicate of banks, which provides for a maximum borrowing of up to $450.0 million. The senior unsecured credit facility matures on April 13, 2012, as the Company has exercised its one-year extension option. The senior unsecured credit facility contains certain financial covenants relating to interest coverage, debt service coverage, fixed charge coverage and ratios related to net worth and total funded indebtedness. The senior unsecured credit facility also contains a cross-default provision that allows the lenders under the credit facility to stop future extensions of credit and/or accelerate the maturity of any outstanding principal balances under the credit facility if we are in default under another debt obligation, including our non-recourse secured mortgage indebtedness.

LHL has an unsecured revolving credit facility with U.S. Bank National Association, which provides for a maximum borrowing of up to $25.0 million. The unsecured credit facility matures on April 13, 2012, as LHL has exercised its one-year extension option. The unsecured credit facility contains certain financial covenants relating to interest coverage, debt service coverage, fixed charge coverage and ratios related to net worth and total funded indebtedness.

If we violate the financial covenants contained in either credit facility described above, we may attempt to negotiate a waiver of the violation or amend the terms of the credit facility with the lenders thereunder; however, we can make no assurance that we would be successful in any such negotiations or that, if successful in obtaining a waiver or amendment, that such amendment or waiver would be on terms attractive to us. Accordingly, if we violate the financial covenants in our credit facilities, we could be required to repay all or a portion of our indebtedness with respect to such credit facility before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, or at all. Moreover, if we are unable to refinance our debt on acceptable terms, including at maturity of our credit facilities, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. Failure to comply with our financial covenants contained in our credit facilities, or our non-recourse secured mortgages described below, could result from, among other things, changes in our results of operations, the incurrence of additional debt or changes in general economic conditions.

Our non-recourse secured mortgages. In addition to our senior unsecured credit facility and the LHL unsecured revolving credit facility, we have from time to time entered into non-recourse mortgages secured by specific hotel properties. Under the terms of these debt obligations, a lender's only remedy in the event of default is against the real property securing the mortgage, except where a borrower has, among other customary exceptions, engaged in an action constituting fraud or an intentional misrepresentation. In those cases, a lender may seek a remedy for a breach directly against the borrower, including its other assets. The Indianapolis Marriott Downtown, Hilton San Diego Gaslamp Quarter, Westin Copley Place, Hotel Deca, Westin Michigan Avenue, Hotel Solamar and Hotel Roger Williams are each mortgaged to secure payment of indebtedness aggregating $645.9 million (excluding loan premiums) as of December 31, 2010. The Harborside Hyatt Conference Center & Hotel is mortgaged to secure payment of principal and interest on bonds with an aggregate par value of $42.5 million. These mortgages contain debt service coverage tests related to the mortgaged property. If our debt service coverage ratio fails, for that specific property, to exceed a threshold level specified in a mortgage, cash flows from that hotel will automatically be directed to the lender to satisfy required payments, and to fund certain reserves required by the mortgage and to fund additional cash reserves for future required payments, including final payment, until such time as we again become compliant with the specified debt service coverage ratio or the mortgage is paid off.

If we are unable to meet mortgage payment obligations, including the payment obligation upon maturity of the mortgage borrowing, the mortgage securing the specific property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to us.

We may also elect to sell the property, if we are able to sell the property, for a loss in advance of a foreclosure or other transfer. An event of default under our non-recourse secured mortgage may also constitute an event of default under our senior unsecured credit facility.

As of December 31, 2010, the Company is in compliance with all debt covenants, current on all loan payments and not otherwise in default under the credit facilities or mortgages.

Our liquidity may be reduced and our cost of debt financing may be increased because we may be unable to, or elect not to, remarket debt securities related to our Harborside Hyatt Conference Center & Hotel for which we may be liable.

We are the obligor with respect to a $37.1 million tax-exempt special project revenue bond and a $5.4 million taxable special project revenue bond, both issued by the Massachusetts Port Authority (collectively, the "Massport Bonds"). The Massport Bonds, which mature on March 1, 2018, bear interest based on weekly floating rates and have no principal reductions prior to their scheduled maturities. The Massport Bonds may be redeemed at any time, at our option, without penalty. The Royal Bank of Scotland provides the supporting letters of credit on the Massport Bonds. The letters of credit expire on February 14, 2012, pursuant to amendments to the agreements in 2010. If the Royal Bank of Scotland fails to renew its letters of credit at expiration and an acceptable replacement provider cannot be found, we may be required to pay off the bonds. If we are unable to, or elect not to, issue or remarket the Massport Bonds, we would expect to rely primarily on our available cash and revolving credit facility to pay off the Massport Bonds. At certain times, we may hold some of the Massport Bonds that have not been successfully remarketed. Our borrowing costs under our revolving credit facility may be higher than tax-exempt bond financing costs. Borrowings under the revolving credit facility to pay off the Massport Bonds would also reduce our liquidity to meet other obligations.

Our performance is subject to real estate industry conditions, the terms of our leases and management agreements.

Because real estate investments are illiquid, we may not be able to sell hotels when desired. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, provisions of the Code limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so.

Liability for environmental matters could adversely affect our financial condition. As an owner of real property, we are subject to various federal, state and local laws and regulations relating to the protection of the environment that may require a current or previous owner of real estate to investigate and clean-up hazardous or toxic substances at a property. These laws often impose such liability without regard to whether the owner knew of or caused the presence of the contaminants, and liability is not limited under the enactments and could exceed the value of the property and/or the aggregate assets of the owner. Persons who arrange for the disposal or treatment facility, whether or not such facility is owned or operated by the person may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. Even if more than one person were responsible for the contamination, each person covered by the environmental laws may be held responsible for the entire amount of clean-up costs incurred.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials. These laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with ownership (direct or indirect) of our hotels, we may be considered an owner or operator of properties with asbestos-containing materials. Having arranged for the disposal or treatment of contaminants, we may be potentially liable for removal, remediation and other costs, including governmental fines and injuries to persons and property.

The costs of compliance with the Americans with Disabilities Act and other government regulations could adversely affect our cash flow. Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If we are required to make substantial modifications to our hotels, whether to comply with ADA or other government regulation such as building codes or fire safety regulations, our financial condition, results of operations and ability to make shareholder distributions could be adversely affected.

Certain leases and management agreements may constrain us from acting in the best interest of shareholders or require us to make certain payments. The Harborside Hyatt Conference Center & Hotel, San Diego Paradise Point Resort and Spa, The Hilton San Diego Resort and Spa and Hotel Roger Williams are each subject to a ground or land and building lease with a third-party lessor which requires us to obtain the consent of the relevant third party lessor in order to sell any of these hotels or to assign our leasehold interest in any of the ground or land and building leases. Accordingly, if we determine that the sale of any of these hotels or the assignment of our leasehold interest in any of these ground or land and building leases is in the best interest of our shareholders, we may be prevented from completing such a transaction if we are unable to obtain the required consent from the relevant lessor. The Indianapolis Marriott Downtown, Westin Copley Place and Hotel Solamar are each subject to a ground or air rights lease and do not require approval from the relevant third-party lessor.

In some instances, we may be required to obtain the consent of the hotel operator or franchisor prior to selling the hotel. Typically, such consent is only required in connection with certain proposed sales, such as if the proposed purchaser is engaged in the operation of a competing hotel or does not meet certain minimum financial requirements. The operators of Harborside Hyatt Conference Center & Hotel and Alexis Hotel require approval of certain sales.

Some of our hotels are subject to rights of first refusal which may adversely affect our ability to sell those properties on favorable terms or at all.

We are subject to a franchisor's right of first offer with respect to the Hilton Alexandria Old Town, Hilton San Diego Gaslamp Quarter, The Hilton San Diego Resort and Spa and Embassy Suites Philadelphia—Center City. These third-party rights may adversely affect our ability to timely dispose of these properties on favorable terms, or at all.

Increases in interest rates may increase our interest expense.

As of December 31, 2010, $162.7 million of aggregate indebtedness (20.1% of total indebtedness) was subject to variable interest rates. An increase in interest rates could increase our interest expense and reduce our cash flow and may affect our ability to make distributions to shareholders and to service our indebtedness.

Failure to qualify as a REIT would be costly.

We have operated (and intend to so operate in the future) so as to qualify as a REIT under the Code beginning with our taxable year ended December 31, 1998. Although management believes that we are organized and operated in a manner to so qualify, no assurance can be given that we will qualify or remain qualified as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would cause us to incur additional tax liabilities and would significantly impair our ability to service indebtedness, and reduce the amount of cash available to make new investments or to make distributions on our common shares of beneficial interest and preferred shares.

Current laws include provisions that could provide relief in the event we violate certain provisions of the Code that otherwise would result in our failure to qualify as a REIT. We cannot assure that these relief provisions would apply if we failed to comply with the REIT qualification laws. Even if the relief provisions do apply, we would be subject to a penalty tax of at least $50,000 for each disqualifying event in most cases.

Property ownership through partnerships and joint ventures could limit our control of those investments.

Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including among others, the possibility that our co-investors might become bankrupt, might at any time have goals or interests that are different from ours because of disparate tax consequences or otherwise, and may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include an impasse on decisions, such as a sale, because neither our co-investors nor we would have full control over the partnership or joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

We may not have enough insurance.

We carry comprehensive liability, fire, flood, earthquake, extended coverage and business interruption policies that insure us against losses with policy specifications and insurance limits that we believe are reasonable. There are certain types of losses, such as losses from environmental problems or terrorism, that management may not be able to insure against or may decide not to insure against since the cost of insuring is not economical. We may suffer losses that exceed our insurance coverage. Further, market conditions, changes in building codes and ordinances or other factors such as environmental laws may make it too expensive to repair or replace a property that has been damaged or destroyed, even if covered by insurance.

Our organizational documents and agreements with our executives and applicable Maryland law contain provisions that may delay, defer or prevent change of control transactions and may prevent shareholders from realizing a premium for their shares.

Our trustees serve staggered three-year terms, the trustees may only be removed for cause and remaining trustees may fill board vacancies. Our Board of Trustees is divided into three classes of trustees, each serving staggered three-year terms. In addition, a trustee may only be removed for cause by the affirmative vote of the holders of a majority of our outstanding common shares. Our declaration of trust and bylaws also provide that a majority of the remaining trustees may fill any vacancy on the Board of Trustees and further effectively provide that only the Board of Trustees may increase or decrease the number of persons serving on the Board of Trustees. These provisions preclude shareholders from removing incumbent trustees, except for cause after a majority affirmative vote, and filling the vacancies created by such removal with their own nominees.

Our Board of Trustees may approve the issuance of shares with terms that may discourage a third party from acquiring the Company. The Board of Trustees has the power under the declaration of trust to classify any of our unissued preferred shares, and to reclassify any of our previously classified but unissued preferred shares of any series from time to time, in one or more series of preferred shares, without shareholder approval. The issuance of preferred shares could adversely affect the voting power, dividend and other rights of holders of common shares and the value of the common shares.

Our declaration of trust prohibits ownership of more than 9.8% of the common shares or 9.8% of any series of preferred shares. To qualify as a REIT under the Code, no more than 50% of the value of our outstanding shares may be owned, directly or under applicable attribution rules, by five or fewer individuals (as defined to include certain entities) during the last half of each taxable year. Our declaration of trust generally prohibits direct or indirect ownership by any person of (i) more than 9.8% of the number or value (whichever is more restrictive) of the outstanding common shares or (ii) more than 9.8% of the number or value (whichever is more

restrictive) of the outstanding shares of any class or series of preferred shares. Generally, shares owned by affiliated owners will be aggregated for purposes of the ownership limitation. Any transfer of shares that would violate the ownership limitation will result in the shares that would otherwise be held in violation of the ownership limit being designated as "shares-in-trust" and transferred automatically to a charitable trust effective on the day before the purported transfer or other event giving rise to such excess ownership. The intended transferee will acquire no rights in such shares.

The Maryland Business Combination Statute applies to us. A Maryland "business combination" statute contains provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested stockholder, and thereafter impose special shareholder voting requirements on these combinations.

The Board of Trustees may choose to subject us to the Maryland Control Share Act. A Maryland law known as the "Maryland Control Share Act" provides that "control shares" of a company (defined as shares which, when aggregated with other shares controlled by the acquiring shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by the company's shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. Our bylaws currently provide that we are not subject to these provisions. However, the Board of Trustees, without shareholder approval, may repeal this bylaw and cause us to become subject to the Maryland Control Share Act.

Other provisions of our organization documents may delay or prevent a change of control of the Company. Among other provisions, our organizational documents provide that the number of trustees constituting the full Board of Trustees may be fixed only by the trustees and that a special meeting of shareholders may not be called by holders of common shares holding less than a majority of the outstanding common shares entitled to vote at such meeting.

Our executive officers have agreements that provide them with benefits in the event of a change in control of the Company. We entered into agreements with our executive officers that provide them with severance benefits if their employment ends under certain circumstances within one year following a "change in control" of the Company (as defined in the agreements) or if the executive officer resigns for "good reason" (as defined in the agreements). These benefits could increase the cost to a potential acquirer of the Company and thereby prevent or deter a change in control of the Company that might involve a premium price for the common shares or otherwise be in our shareholders' best interests.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Hotel Properties

At December 31, 2010, the Company owned interests in the following 35 hotel properties:

Hotel Properties	Number of Rooms/Suites	Location
1. Sheraton Bloomington Hotel Minneapolis South[(1)]	564	Bloomington, MN
2. Le Montrose Suite Hotel	133	West Hollywood, CA
3. San Diego Paradise Point Resort and Spa[(2)]	462	San Diego, CA
4. Harborside Hyatt Conference Center & Hotel[(2)(3)]	270	Boston, MA
5. Hotel Viking	209	Newport, RI
6. Topaz Hotel	99	Washington, D.C.
7. Hotel Rouge	137	Washington, D.C.
8. Hotel Madera	82	Washington, D.C.
9. Hotel Helix	178	Washington, D.C.
10. The Liaison Capitol Hill	343	Washington, D.C.
11. Lansdowne Resort	296	Lansdowne, VA
12. Hotel George	139	Washington, D.C.
13. Indianapolis Marriott Downtown[(2)(3)]	622	Indianapolis, IN
14. Hilton Alexandria Old Town	246	Alexandria, VA
15. Chaminade Resort and Conference Center	156	Santa Cruz, CA
16. Hilton San Diego Gaslamp Quarter[(3)]	283	San Diego, CA
17. The Grafton on Sunset	108	West Hollywood, CA
18. Onyx Hotel	112	Boston, MA
19. Westin Copley Place[(3)(4)]	803	Boston, MA
20. Hotel Deca[(3)]	158	Seattle, WA
21. The Hilton San Diego Resort and Spa[(2)]	357	San Diego, CA
22. Donovan House	193	Washington, D.C.
23. Le Parc Suite Hotel	154	West Hollywood, CA
24. Hotel Sax Chicago	353	Chicago, IL
25. Westin Michigan Avenue[(3)]	752	Chicago, IL
26. Alexis Hotel	121	Seattle, WA
27. Hotel Solamar[(2)(3)]	235	San Diego, CA
28. Gild Hall	126	New York, NY
29. Hotel Amarano Burbank	99	Burbank, CA
30. Sofitel Washington, DC Lafayette Square	237	Washington, D.C.
31. Hotel Monaco San Francisco	201	San Francisco, CA
32. Westin Philadelphia	294	Philadelphia, PA
33. Embassy Suites Philadelphia – Center City	288	Philadelphia, PA
34. Hotel Roger Williams[(2)(3)]	193	New York, NY
35. Chamberlain West Hollywood	113	West Hollywood, CA
Total number of rooms/suites	9,116	

(1) The parking lot of this property is subject to a long-term ground lease. The Company sold the hotel on January 12, 2011.

(2) Properties subject to long-term ground or land and building leases.

(3) Properties subject to a mortgage/debt. As of February 1, 2010, Le Montrose Suite Hotel is no longer subject to a mortgage.

(4) Property subject to long-term air rights lease.

Each of our hotels is full service, with one classified as "luxury", 32 classified as "upper upscale", and two classified as "upscale", as defined by Smith Travel Research, a provider of hotel industry data.

Item 3. Legal Proceedings

The nature of the operations of the hotels exposes the hotels and the Company to the risk of claims and litigation in the normal course of their business. The Company is not presently subject to any material litigation nor, to the Company's knowledge, is any litigation threatened against the Company, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the liquidity, results of operations or business or financial condition of the Company.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Information about the Company's equity compensation plans is incorporated by reference to the material in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders (the "Proxy Statement").

Market Information

The common shares of the Company began trading on the New York Stock Exchange ("NYSE") on April 24, 1998 under the symbol "LHO." The following table sets forth, for the periods indicated, the high and low sale prices per common share and the cash distributions declared per share:

	Calendar Year 2010			Calendar Year 2009		
	High	Low	Distribution	High	Low	Distribution
First Quarter	$23.75	$18.91	$0.01	$12.75	$ 3.57	$0.01
Second Quarter	$28.22	$20.10	$0.01	$17.24	$ 5.31	$0.01
Third Quarter	$24.65	$19.12	$0.11	$20.47	$10.34	$0.01
Fourth Quarter	$26.92	$21.39	$0.11	$22.79	$16.28	$0.01

The closing price for the Company's common shares, as reported by the NYSE on December 31, 2010, was $26.40 per share.

SHARE PERFORMANCE GRAPH

The following graph provides a comparison of the cumulative total return on the common shares of the Company from December 31, 2005 to the NYSE closing price per share on December 31, 2010 with the cumulative total return on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the FTSE National Association of Real Estate Investment Trusts Equity REITs Index ("FTSE NAREIT Equity Index"). Total return values were calculated assuming a $100 investment on December 31, 2005 with reinvestment of all dividends in (i) the common shares of the Company, (ii) the S&P 500 Index and (iii) the FTSE NAREIT Equity Index.


Total Return
$175
$150
$125
$100
$75
$50
$25
$0
31-Dec-05
31-Dec-06
31-Dec-07
31-Dec-08
31-Dec-09
31-Dec-10
LaSalle Hotel Properties
S&P 500 Index
FTSE NAREIT Equity Index

The actual returns on the graph above are as follows:

Name	Initial Investment at December 31, 2005	Value of Initial Investment at December 31, 2006	Value of Initial Investment at December 31, 2007	Value of Initial Investment at December 31, 2008	Value of Initial Investment at December 31, 2009	Value of Initial Investment at December 31, 2010
LaSalle Hotel Properties	$100.00	$129.52	$ 94.38	$35.46	$68.37	$ 85.84
S&P 500 Index	$100.00	$115.79	$123.00	$76.96	$97.33	$111.99
FTSE NAREIT Equity Index	$100.00	$135.06	$112.90	$70.91	$90.76	$116.12

Shareholder Information

As of February 16, 2011, there were 113 record holders of the Company's common shares of beneficial interest, including shares held in "street name" by nominees who are record holders, and approximately 36,200 beneficial holders.

Distribution Information

For 2010, the Company paid $0.24 per common share in distributions, of which $0.1519 was recognized as 2010 distributions for tax purposes. Of the $0.1519, 100% represented ordinary income. These distributions

were paid quarterly to the Company's common shareholders at a level of $0.01 per common share for the first and second quarters of 2010 and $0.11 per common share for the third and fourth quarters of 2010.

For 2009, the Company paid $0.04 per common share in distributions, of which $0.04 was recognized as 2009 distributions for tax purposes. Additionally, distributions of $0.085 per common share for 2008 were recognized as 2009 distributions for tax purposes, bringing total 2009 distributions for tax purposes to $0.125 per common share. Of the $0.125, 100% represented ordinary income. Distributions for 2009 were paid quarterly to the Company's common shareholders and common unitholders at a level of $0.01 per common share and limited partnership common unit.

The declaration of distributions by the Company is in the sole discretion of the Company's Board of Trustees, and depends on the actual cash flow of the Company, its financial condition, capital expenditure requirements for the Company's hotels, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant.

Operating Partnership Units and Recent Sales of Unregistered Securities

The Operating Partnership issued 3,181,723 common units of limited partnership interest to third parties on April 24, 1998 (inception), in conjunction with the initial public offering. The following is a summary of common unit activity since inception:

Common units issued at initial public offering	3,181,723
Common units issued:	
2000-2006	86,667
Common units redeemed:	
1999-2007	(3,164,860)
2008	(33,530)
2009	(70,000)
Common units outstanding at December 31, 2010	—

Holders of common units of limited partnership interest receive distributions per unit in the same manner as distributions on a per common share basis to the common shareholders of beneficial interest.

Common shares issued upon redemption of common units of limited partnership interest were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act. The Company relied on the exemption based on representations given by the limited partners that redeemed the units.

On November 17, 2006, in connection with the Company's acquisition of Gild Hall and as part of the consideration for the hotel acquisition, the Operating Partnership issued 70,000 common units of limited partnership interest and 1,098,348 Series F Preferred Units (liquidation preference $25.00 per unit) of limited partnership interest. During 2008, all 1,098,348 of the Series F Preferred Units were redeemed for 568,786 common shares of beneficial interest and $14.5 million. During 2009, all 70,000 common units and the Series F Preferred Units were redeemed for 69,500 common shares of beneficial interest and an insignificant amount of cash. The issuance of the common units and the Series F Preferred Units and the subsequent issuance of common shares upon the redemption of the common units were each effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act. The Company relied on the exemption based on representations given by the holder of the common units and the Series F Preferred Units.

In August 2005, the Company acquired the Westin Copley Place in Boston, Massachusetts. As part of the consideration to acquire the hotel, the Operating Partnership issued 2,348,888 7.25% Series C Cumulative Redeemable Preferred Units (liquidation preference $25.00 per unit) of the Operating Partnership. The Series C

Preferred Units were redeemable for 7.25% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (liquidation preference $25.00 per share), $0.01 par value per share, of the Company on a one-for-one basis. On February 1, 2009, each of the Series C Preferred Units was redeemed and the Company issued 2,348,888 Series C Preferred Shares. Prior to the exchange described below, the Series C Preferred Shares were held by SCG Hotel DLP, L.P. ("SCG"). On April 16, 2009, SCG exchanged its Series C Preferred Shares for an equal number of 7.25% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest (liquidation preference $25.00 per share), $0.01 par value per share, of the Company in a private transaction. Each of the issuance of the Series C Preferred Shares and the exchange of the Series C Preferred Shares for Series G Preferred Shares was exempt from registration pursuant to Section 4(2) of the Securities Act. On April 17, 2009, the Company filed a registration statement with the SEC to register the resale of the Series G Preferred Shares. On May 13, 2009, in connection with the exchange, SCG paid the Company a fee of $1.0 million, which the Company recognized as income.

Item 6. Selected Financial Data

The following tables set forth selected historical operating and financial data for the Company. The selected historical operating and financial data for the Company for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been derived from the historical financial statements of the Company. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

LASALLE HOTEL PROPERTIES

Selected Historical Operating and Financial Data

(Unaudited, in thousands, except share data)

	For the year ended December 31,				
	2010	2009	2008	2007	2006
Operating Data:					
Revenues:					
Hotel operating revenues	$ 594,642	$ 535,944	$ 587,449	$ 545,941	$ 481,047
Participating lease revenue	—	—	12,799	27,193	25,401
Other income	5,715	6,702	7,504	5,421	5,977
Total revenues	600,357	542,646	607,752	578,555	512,425
Expenses:					
Hotel operating expenses	380,459	338,539	366,518	338,758	304,337
Depreciation and amortization	105,587	102,856	99,365	85,234	70,346
Real estate taxes, personal property taxes and insurance	30,897	29,460	31,664	29,478	24,924
Ground rent	5,825	5,706	7,091	6,838	6,317
General and administrative	18,802	15,033	17,361	13,425	12,037
Lease termination expense	—	—	4,296	—	800
Acquisition transaction costs	3,003	—	—	—	—
Impairment of development property	8,427	—	—	—	—
Other expenses	3,287	3,016	3,504	2,966	3,009
Total operating expenses	556,287	494,610	529,799	476,699	421,770
Operating income	44,070	48,036	77,953	101,856	90,655
Interest income	126	63	159	1,386	1,875
Interest expense	(36,500)	(37,951)	(48,207)	(46,279)	(42,397)
Income before income tax (expense) benefit, equity in earnings of joint venture and discontinued operations	7,696	10,148	29,905	56,963	50,133
Income tax (expense) benefit	(5,075)	(4,590)	1,017	(1,719)	1,454
Equity in earnings of joint venture	—	—	—	27	38,420
Income from continuing operations	2,621	5,558	30,922	55,271	90,007
Net (loss) income from discontinued operations	(851)	2,412	7,444	40,853	13,680
Net income	1,770	7,970	38,366	96,124	103,687
Noncontrolling interests:					
Redeemable noncontrolling interest in loss of consolidated entity	191	30	39	—	—
Noncontrolling interest of common units in Operating Partnership	—	(15)	(100)	(249)	(142)
Noncontrolling interest of preferred units in Operating Partnership	—	(367)	(5,178)	(6,120)	(4,485)
Net income (loss) attributable to noncontrolling interests	191	(352)	(5,239)	(6,369)	(4,627)
Net income attributable to the Company	1,961	7,618	33,127	89,755	99,060
Distributions to preferred shareholders	(26,754)	(26,388)	(22,497)	(24,344)	(25,604)
Issuance costs of redeemed preferred shares	—	—	—	(3,868)	—
Net (loss) income attributable to common shareholders	$ (24,793)	$ (18,770)	$ 10,630	$ 61,543	$ 73,456
Earnings per Common Share:					
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares:					
Basic	$ (0.35)	$ (0.39)	$ 0.06	$ 0.51	$ 1.51
Diluted	$ (0.35)	$ (0.39)	$ 0.06	$ 0.50	$ 1.50
Net (loss) income attributable to common shareholders excluding amounts attributable to unvested restricted shares:					
Basic	$ (0.36)	$ (0.34)	$ 0.25	$ 1.53	$ 1.86
Diluted	$ (0.36)	$ (0.34)	$ 0.25	$ 1.52	$ 1.85
Weighted average number of common shares outstanding:					
Basic	69,549,441	54,477,414	40,158,745	39,852,182	39,356,881
Diluted	69,549,441	54,477,414	40,257,970	40,045,509	39,562,982

LASALLE HOTEL PROPERTIES

Selected Historical Operating and Financial Data

(Unaudited, in thousands, except share data)

	For the year ended December 31,				
	2010	2009	2008	2007	2006
Balance Sheet Data:					
Investment in hotel properties, net	$2,229,362	$1,882,502	$1,967,255	$1,885,423	$1,932,141
Total assets	2,355,045	2,023,563	2,131,470	2,111,320	2,151,451
Borrowings under credit facilities	120,193	6,259	234,505	70,416	—
Bonds payable	42,500	42,500	42,500	42,500	42,500
Mortgage loans, including unamortized loan premiums	646,207	595,389	685,686	762,904	767,477
Redeemable noncontrolling interest in consolidated entity	49	2,739	2,769	—	—
Noncontrolling interest in consolidated entity	33	48	64	—	—
Noncontrolling interest of common units in Operating Partnership	—	—	668	747	3,686
Noncontrolling interest of preferred units in Operating Partnership	—	—	59,739	87,652	87,428
Preferred shares, liquidation preference	352,972	352,972	294,250	294,250	394,048
Total shareholders' equity	1,443,467	1,296,187	993,672	1,038,136	1,145,066

	For the year ended December 31,				
	2010	2009	2008	2007	2006
Other Data:					
Funds from operations[1]	$ 56,355	$ 90,825	$ 117,129	$ 123,442	$ 114,151
Earnings before interest, taxes, depreciation and amortization[1]	152,374	160,079	192,011	237,808	225,179
Cash provided by operating activities	131,572	112,058	159,347	168,228	156,842
Cash used in investing activities	(371,517)	(31,634)	(137,076)	(60,709)	(546,824)
Cash provided by (used in) financing activities	244,504	(90,039)	(30,265)	(144,495)	442,855
Cash dividends declared per common share	$ 0.24	$ 0.04	$ 1.80	$ 1.95	$ 1.56

(1) See "Non-GAAP Financial Measures" below in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a detailed description and reconciliation of funds from operations and earnings before interest, taxes, depreciation and amortization to net income applicable to common shareholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

2010 was a year of recovery for the U.S. economy, the lodging industry and the Company. Though the decrease in the unemployment rate was modest and consumer confidence – which is inextricably linked to the employment landscape—remained weak, corporate profit growth was strong and airline enplanements increased. Corporate and consumer spending began to rebound, which had a positive impact on the lodging sector. As such, 2010 U.S. lodging industry demand increased 7.7%, which was partially offset by a 2.0% increase in supply. Occupancy, therefore, increased by 5.7%, while U.S. lodging industry average rate declined 0.1%, which resulted in a RevPAR increase of 5.5%. During 2010, revenue per available room ("RevPAR") at the Company's hotels increased. However, the Company's funds from operations ("FFO") per diluted share and earnings before interest, taxes, depreciation and amortization ("EBITDA") declined as compared to 2009 due to impairment losses on properties the Company sold, transaction costs related to properties it acquired and costs associated with the departure of its previous Chief Financial Officer.

For 2010, the Company had a net loss applicable to common shareholders of $24.8 million, or ($0.36) per diluted share. FFO was $56.4 million, or $0.81 per diluted share/unit and EBITDA was $152.4 million. RevPAR in 2010 was $137.41. The Company considers RevPAR and EBITDA to be key measures of the performance of the individual hotels. RevPAR for the total portfolio increased 2.5% for 2010. The RevPAR increase is attributable to a 1.2% increase in average daily rate ("ADR") to $183.16 and 1.2% growth in occupancy to 75.0%. During 2010, the Company continued to implement significant cost savings measures. The Company's hotel portfolio EBITDA increased 1.6% to $172.6 million, which represented a hotel EBITDA margin of 29.1%.

Hotel operations depend on the state of the overall economy which can significantly impact hotel operational performance and thus, impact the Company's financial position. Should any of the hotels experience a significant decline in operational performance, it may affect the Company's ability to make distributions to its shareholders, service debt or meet other financial obligations.

The Company measures hotel performance by evaluating financial metrics such as RevPAR, FFO and EBITDA. The Company evaluates the hotels in its portfolio and potential acquisitions using these metrics discussed above to determine each portfolio hotel's contribution or acquisition hotel's potential contribution toward reaching the Company's goals of providing income to its shareholders through increases in distributable cash flow and increasing long-term total returns to shareholders through appreciation in the value of its common shares. The Company invests in capital improvements throughout the portfolio to continue to increase the competitiveness of its hotels and improve their financial performance. The Company actively seeks to acquire new hotel properties that meet its investment criteria. The Company continues to face significant competition for acquisitions that meet its investment criteria.

Please refer to "Non-GAAP Financial Measures" below for a detailed discussion of the Company's use of FFO and EBITDA and a reconciliation of FFO and EBITDA to net income, a U.S. generally accepted accounting principles ("GAAP") measurement.

Critical Accounting Policies

The consolidated financial statements include the accounts of the Company, the Operating Partnership, LHL and their subsidiaries in which they have a controlling interest, including joint ventures. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, management has utilized the information available including its past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. For example, included in the consolidated financial statements is an estimated allowance for doubtful accounts of $1.1 million.

It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements might not materialize. However, application of the critical accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from those estimates. In addition, other companies may determine these estimates differently, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Valuation of Deferred Tax Assets

As of December 31, 2010, the Company had deferred tax assets of $10.7 million primarily due to past years' federal and state tax net operating losses of LHL. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset related to federal loss carryforwards prior to the expiration of the loss carryforwards and has determined that no valuation allowance is required. The Company analyzes state loss carryforwards on a state by state basis and records a valuation allowance when management deems it more likely than not that future results will not generate

sufficient taxable income in the respective state to realize the deferred tax asset prior to the expiration of the loss carryforwards.

Revenue Recognition

The Company recognizes hotel operating revenues on an accrual basis consistent with the hotel operations.

For the Lansdowne Resort, the Company defers golf membership initiation fees and social membership initiation fees and recognizes revenue over the average expected life of an active membership (currently six years) on a straight-line basis. Golf membership, social membership, health club and executive club annual dues are recognized as earned throughout the membership year.

Investment in Hotel and Development Properties

Upon acquisition, the Company allocates the purchase price of asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, assumed debt, and intangible assets. The Company's investments in hotel and development properties are carried at cost and hotel properties are depreciated using the straight-line method over an estimated useful life of 30 to 40 years for buildings, 15 years for building improvements, the shorter of the useful life of the improvement or the term of the related tenant lease for tenant improvements, 7 years for land improvements, 20 years for golf course land improvements, 20 years for swimming pool assets and 3 to 5 years for furniture, fixtures and equipment. For investments subject to ground leases, assets are depreciated over the shorter of the useful lives of the assets or the term of the ground lease. Renovations and/or replacements that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Furniture, fixtures and equipment under capital leases are carried at the present value of the minimum lease payments.

The Company is required to make subjective assessments as to the useful lives and classification of its properties for purposes of determining the amount of depreciation expense to reflect each year with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company change the expected useful life or classification of particular assets, it would result in a change in depreciation expense and annual net income.

The Company reviews each hotel for impairment at the end of each reporting period or as events and circumstances dictate throughout the year. A property is considered impaired when the sum of estimated future undiscounted cash flows over the estimated remaining holding period is less than the carrying amount of a property.

At the end of each reporting period, the Company assesses whether any quantitative or qualitative triggering events have occurred in relation to a property. Examples of situations considered to be triggering events include:

- a substantial decline in operating cash flows during the period, including declines related to decreased occupancy, ADR or RevPAR;
- a current or projected loss from operations;
- a significant cost accumulation above the original acquisition/development estimate;
- a change in plan to sell the property prior to the end of its useful life or holding period;
- a significant decrease in market price not in line with general market trends; and
- any other quantitative or qualitative events deemed significant by our management or our Board of Trustees.

If the presence of one or more triggering events as described above is identified at the end of a reporting period or throughout the year with respect to a hotel, the Company performs a recoverability test. In doing so, an estimate of undiscounted future cash flows over the estimated remaining holding period is compared to the carrying amount of the hotel.

If the results of a recoverability analysis indicate that the carrying amount of a hotel exceeds the estimated future undiscounted cash flows, impairment is indicated. Upon presentation to, discussion with, and approval from the Board of Trustees, an impairment charge is recorded equal to the excess of the carrying value of the hotel over the fair value. When performing a recoverability test or estimating the fair value of a property, the Company makes certain assumptions including, but not limited to, consideration of:

- projected operating cash flows – considering factors such as booking pace, growth rates, occupancy, room rates, property-specific operating costs and future capital expenditures;
- projected costs and dates of completed construction and grand opening (for a development property);
- the likelihood of completion of construction activity (for a development property);
- projected cash flows from the eventual disposition of the hotel or development property based upon our estimation of a property-specific capitalization rate;
- property-specific discount rates; and
- comparable selling prices.

In accordance with GAAP guidance, the Company considers a hotel or development property as held for sale when a contract for sale is entered into, a substantial non-refundable deposit has been received from the purchaser and sale is expected to occur within one year.

Share-Based Compensation

From time to time, the Company awards nonvested shares under the 2009 Equity Incentive Plan ("2009 Plan") as compensation to officers, employees and non-employee trustees. The shares vest over three to nine years. The Company recognizes compensation expense for nonvested shares on a straight-line basis over the vesting period based upon the fair market value of the shares on the date of issuance, adjusted for forfeitures.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

The U.S. lodging industry operated in an improving environment during 2010 as the U.S. economy began to recover. On a year-over-year basis, overall industry demand increased 7.7%, while supply grew 2.0%. This resulted in an occupancy increase of 5.7%, while ADR decreased 0.1%. Corporate demand began to recover during the year, which was reflected in both the transient and group segments. Leisure demand also began to improve and was less dependent on the deep discounting that was required in the prior year. As such, lodging industry RevPAR grew by 5.5%. The Urban segment, as reported by Smith Travel Research ("STR"), posted a RevPAR increase of 8.8%, outperforming the overall industry as was the case in previous years of recovery. The Upper Upscale segment, as reported by STR, performed slightly better than the overall lodging industry, with a RevPAR improvement of 5.7%. Hotel occupancy, ADR, operating revenues and operating expenses for our portfolio were positively impacted by the overall industry performance. However, this impact was somewhat offset by our concentration of hotels in Washington, DC which benefitted from the 2009 inauguration, creating a difficult comparison for 2010. Addtionally, our RevPAR was impacted by the performance of our resorts, which haven't recovered as quickly as our urban or convention segments.

Hotel Operating Revenues

Hotel operating revenues including room, food and beverage and other operating department revenues increased $58.7 million from $535.9 million in 2009 to $594.6 million in 2010. This increase is due primarily to

the hotel operating revenues generated from the 2010 hotel acquisitions which consist of Sofitel Washington, DC Lafayette Square, Westin Philadelphia, Embassy Suites Philadelphia – Center City, Hotel Monaco San Francisco, Hotel Roger Williams and Chamberlain West Hollywood (the "2010 Acquisition Properties"). The 2010 Acquisition Properties, which are not comparable year-over-year, contributed $46.1 million to the increase in hotel operating revenues. Additionally the effects of the beginning of an economic recovery in mid 2010 which resulted in a 2.5% increase in RevPAR, attributable to a 1.2% increase in ADR across the portfolio and a 1.2% increase in occupancy across the portfolio contributed to the increase in hotel operating revenue, partially offset by the lingering effects of the economic downturn in the first quarter of 2010.

The following hotels experienced significant increases in total room, food and beverage and other operating department revenues primarily as a result of the effects of the beginning of the economic turnaround in mid 2010:

- $2.3 million increase from Donovan House;
- $1.6 million increase from Westin Copley Place; and
- $1.6 million increase from The Liaison Capitol Hill.

These increases are partially offset by the following significant decreases from the effects of the recent economic downturn primarily in the first quarter of 2010:

- $2.2 million decrease from Lansdowne Resort; and
- $2.0 million decrease from The Hilton San Diego Resort and Spa.

Hotel operating revenues increased a net $11.3 million across 24 additional hotels in the portfolio primarily as a result of the beginning of an economic turnaround, particularly in the Washington, DC, Boston, West Hollywood, Chicago and New York markets.

Other Income

Other income decreased $1.0 million from $6.7 million in 2009 to $5.7 million in 2010. This decrease is primarily due to $1.0 million recognized in 2009 from the fee received related to the exchange of the Series C Preferred Shares for Series G Preferred Shares. Other decreases, primarily in retail lease income, were offset by gains from insurance proceeds recognized in the 2010 period.

Hotel Operating Expenses

Hotel operating expenses increased $42.0 million from $338.5 million in 2009 to $380.5 million in 2010. This overall increase is due primarily to the hotel operating expenses incurred by the 2010 Acquisition Properties, which are not comparable year-over-year, and which contributed $29.0 million to the increase in hotel operating expenses. To a lesser extent the increase is a result of the increased operating revenues and occupancies across the portfolio attributable to the economic recovery.

The following hotels experienced significant increases in total room, food and beverage, other direct and other indirect expenses primarily as a result of increased occupancies at the hotels:

- $2.4 million increase from Westin Copley Place;
- $2.2 million increase from San Diego Paradise Point Resort and Spa;
- $1.8 million increase from Donovan House; and
- $1.3 million increase from The Liaison Capitol Hill.

Hotel operating expenses increased a net $5.3 million across 25 additional hotels in the portfolio due primarily to the effects of increased operating costs associated with higher occupancy.

Depreciation and Amortization

Depreciation and amortization expense increased $2.7 million from $102.9 million in 2009 to $105.6 million in 2010. The increase is primarily due to depreciation on building and furniture, fixtures and equipment for the 2010 Acquisition Properties, partially offset by a portion of the furniture, fixtures and equipment across the hotel portfolio becoming fully depreciated.

Real Estate Taxes, Personal Property Taxes and Insurance

Real estate taxes, personal property taxes, and insurance expenses increased $1.4 million from $29.5 million in 2009 to $30.9 million in 2010. The 2010 Acquisition Properties contributed $2.2 million to this increase. The remainder of the increase is primarily due to the following:

- $1.0 million increase in real estate taxes in the 2010 period at Indianapolis Marriott Downtown due to decreases in assessed property values for 2009 and prior years reflected in the 2009 period; and
- $0.4 million increase in real estate taxes in the 2010 period at Hotel Sax due to decreases in assessed property values for 2009 and prior years reflected in the 2009 period.

The above increases are partially offset by decreases, particularly at four properties located in Washington, DC, Chicago and New York totaling $2.2 million which are due to decreases in the assessed property values for 2010, reflected in the 2010 period. Insurance expense remained flat across the periods.

Ground Rent

Ground rent increased by $0.1 million from $5.7 million in 2009 to $5.8 million in 2010. Certain hotels are subject to ground rent under operating leases which call for either fixed or variable payments based on the hotel's performance. The performance of these hotels was comparable year over year.

General and Administrative

General and administrative expense increased $3.8 million from $15.0 million in 2009 to $18.8 million in 2010 primarily as a result of a $2.6 million charge associated with the previously announced departure of the Company's Chief Financial Officer and to a lesser extent, the reversal of non-cash equity compensation related to restricted stock forfeitures in the 2009 period.

Acquisition Transaction Costs

Acquisition transaction costs of $3.0 million in 2010 relate to the purchase of the 2010 Acquisition Properties. GAAP guidance requires that acquisition-related costs be expensed when incurred rather than capitalized.

Impairment of Development Property

During the fourth quarter of 2010, the Company entered into a contract to sell its interest in the development property located at 330 N. Wabash Avenue in downtown Chicago upon receiving a nonrefundable deposit. Upon receipt of the deposit, the property was determined to be held for sale and the Company recorded an $8.4 million impairment charge, which includes a $2.7 million termination fee paid to the development manager. The sale of the property closed on December 29, 2010.

Other Expenses

Other expenses increased $0.3 million from $3.0 million in 2009 to $3.3 million in 2010 primarily due to an increase in expenses related to the repositioning of certain hotels.

Interest Income

Interest income increased slightly from 2009 to 2010 with an immaterial amount earned in both periods.

Interest Expense

Interest expense decreased $1.5 million from $38.0 million in 2009 to $36.5 million in 2010 due to a decrease in the Company's weighted average debt outstanding, partly offset by an increase in the weighted average interest rate and a decrease in capitalized interest. The Company's weighted average debt outstanding decreased from $790.3 million in 2009 to $702.0 million in 2010, due primarily to paydowns on outstanding debt with proceeds from:

- the April 2009, June 2009 and March 2010 common share offerings;
- the issuance of common shares under the Company's equity distribution agreements during August 2010;
- the sale of the Seaview Resort in September 2010;
- the sale of the Westin City Center Dallas in September 2010;
- the sale of the interest in the 330 N. Wabash Avenue property held through the Modern Magic Hotel, LLC joint venture in December 2010; and
- operating cash flows.

The above paydowns are offset by the following, which caused total debt outstanding to be higher at December 31, 2010 than at December 31, 2009:

- additional borrowings to purchase the 2010 Acquisition Properties;
- assumption of the mortgage loan on the Hotel Roger Williams in October 2010; and
- additional borrowings to finance other capital improvements during 2009 and 2010.

The Company's weighted average interest rate, including the impact of capitalized interest, increased from 4.5% in 2009 to 4.9% in 2010. Capitalized interest decreased from $0.7 million in 2009 to $0.2 million in 2010, primarily due to the temporary suspension of the redevelopment of the property formerly owned through the Modern Magic Hotel, LLC joint venture, partly offset by the start of the renovation project at Westin Copley Place during the 2010 period.

Income Tax Expense

Income tax expense from continuing operations and discontinued operations decreased $0.9 million from $4.3 million in 2009 to $3.4 million in 2010. LHL's net income before income tax expense increased $2.0 million from $8.6 million in 2009 to $10.6 million in 2010, primarily due to new participating leases requiring lower rent payments effective January 1, 2010, partially offset by the $9.5 million cure payment revenue recognized at Seaview Resort in the 2009 period. Income tax expense decreased as a result of the revaluation of past years' tax net operating loss carryforwards during the 2010 period upon finalization of LHL's 2009 federal and state income tax returns, partially offset by the increased LHL taxable income. For the year ended December 31, 2010, LHL's income tax expense was calculated using an estimated combined federal and state annual effective tax rate of 33.3%.

Discontinued Operations

Net income (loss) from discontinued operations decreased $3.3 million from net income of $2.4 million in 2009 to net loss of $0.9 million in 2010. Net income (loss) from discontinued operations reflects the operating results of the Seaview Resort and Westin City Center Dallas, which were sold in September 2010, and the Sheraton Bloomington Hotel Minneapolis South, which was sold in January 2011 and classified as held for sale upon receiving a nonrefundable deposit on December 6, 2010. The 2010 period includes gain on sale of Westin City Center Dallas of $29.2 million, partially offset by losses on impairment of $24.5 million and $3.2 million for Seaview Resort and Sheraton Bloomington Hotel Minneapolis South, respectively, and the 2009 period includes $9.5 million of cure payment revenue recognized at Seaview Resort.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest in consolidated entity represents the outside equity interest in the Modern Magic Hotel, LLC joint venture, which is included in the consolidated financial statements of the Company since the Company holds a controlling interest.

Noncontrolling Interests

Noncontrolling interest of common units in the Operating Partnership represents the allocation of income or loss of the Operating Partnership to the common units held by a third party. Income or loss is allocated to common units noncontrolling interest based on the weighted average percentage ownership throughout the period. At December 31, 2010, no third party limited partner held any common units of the Operating Partnership.

Noncontrolling interest of preferred units in the Operating Partnership represents the allocation of income of the Operating Partnership to the preferred units held by third parties. The decrease in noncontrolling interest of preferred units in the Operating Partnership from $0.4 million in 2009 to zero in 2010 is a result of the redemption of the 2,348,888 Series C Preferred Units on February 1, 2009, resulting in no third party limited partner holding any preferred units of the Operating Partnership.

Distributions to Preferred Shareholders

Distributions to preferred shareholders increased $0.4 million, from $26.4 million in 2009 to $26.8 million in 2010. This increase was due to the redemption of the Series C Preferred Units and issuance of Series C Cumulative Redeemable Preferred Shares of Beneficial Interest on February 1, 2009, which were subsequently exchanged for Series G Cumulative Redeemable Preferred Shares of Beneficial Interest on April 16, 2009.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

The U.S. lodging industry operated in an extremely challenging environment during 2009. On a year-over-year basis, overall industry demand was down 5.8%, while supply increased by 3.2%. This resulted in an occupancy decline of 8.7%, while ADR decreased 8.8%. Corporate demand slowed dramatically during the year in both the transient and group segments. Leisure demand was more resilient than corporate, but was induced by deep discounting through our hotels' proprietary channels as well as third party channels. As such, lodging industry RevPAR declined by 16.7%. The Urban segment, as reported by STR, posted a RevPAR decline of 18.1%, underperforming the overall industry as was the case in previous recessions. Likewise, the Upper Upscale segment, as reported by STR, underperformed the lodging industry, with a RevPAR decline of 17.7%. Hotel occupancy, ADR, operating revenues and operating expenses for our portfolio were negatively impacted by the overall industry performance and our urban concentration. However, this impact was somewhat offset by our concentration of hotels in Washington, DC which benefitted from the inauguration and from an overall stronger market in 2009.

Hotel Operating Revenues

Hotel operating revenues from the hotels leased to LHL (28 hotels as of December 31, 2009), including room, food and beverage and other operating department revenues (which includes golf, telephone, parking, and other ancillary revenues) decreased $51.5 million from $587.4 million in 2008 to $535.9 million in 2009. This decrease is primarily due to the effects of the economic downturn which resulted in a 15.8% decrease in RevPAR, attributable to a 1.5% decrease in occupancy and a 14.5% decrease in ADR across the portfolio.

The following are significant decreases in total room, food and beverage and other operating department revenues primarily as a result of the detrimental effects of the recession:

- $16.1 million decrease from Westin Michigan Avenue;
- $8.3 million decrease from Westin Copley Place;
- $6.7 million decrease from Lansdowne Resort;
- $5.5 million decrease from Hotel Sax Chicago;
- $4.8 million decrease from Indianapolis Marriott Downtown;
- $3.9 million decrease from Hilton San Diego Gaslamp Quarter;
- $3.8 million decrease from Hotel Viking;
- $3.8 million decrease from Harborside Hyatt Conference Center & Hotel; and
- $3.6 million decrease from The Hilton San Diego Resort and Spa.

Hotel operating revenues declined $22.3 million across 15 additional hotels in the portfolio, due to the effects of the recession.

The above decreases are partially offset by increases from amounts that are not comparable year-over-year as follows:

- $8.1 million increase in room, food and beverage and other operating department revenues from Le Montrose Suite Hotel due to the transition to a new lease with LHL as of January 1, 2009;
- $5.8 million increase in room, food and beverage and other operating department revenues from San Diego Paradise Point Resort and Spa due to the transition to a new lease with LHL as of June 1, 2008; and
- $5.5 million increase in room, food and beverage and other operating department revenues from Donovan House re-opening on March 28, 2008 after completion of a comprehensive renovation and repositioning project.

In addition, room, food and beverage and other operating department revenues at The Liaison Capitol Hill increased $7.9 million due to improved hotel facilities as a result of an extensive hotel and restaurant renovation.

Participating Lease Revenue

Participating lease revenue from hotels leased to third party lessees (no such hotels as of December 31, 2009) decreased $12.8 million from $12.8 million in 2008 to zero in 2009. The decrease is due to the transitions of San Diego Paradise Point Resort and Spa and Le Montrose Suite Hotel to new leases with LHL as of June 1, 2008 and January 1, 2009, respectively.

Other Income

Other income decreased $0.8 million from $7.5 million in 2008 to $6.7 million in 2009. This decrease is primarily due to the following:

- $0.9 million recognized in 2008 from a lease termination fee from a retail tenant at Hotel Sax Chicago;
- $0.7 million recognized in 2008 from a settlement of outstanding liabilities with respect to the acquisition of Westin Michigan Avenue property in March 2006; and
- $0.4 million recognized in 2008 from a settlement of outstanding liabilities due to the transition of San Diego Paradise Point Resort and Spa to a new lease with LHL as of June 1, 2008.

These decreases are partially offset by the following increases:

- $1.0 million recognized in 2009 from the fee received related to the exchange of Series C Preferred Shares for Series G Preferred Shares; and
- $0.4 million recognized in 2009 from the gain from insurance proceeds related to a kitchen fire at Hotel Viking.

The remaining decrease of $0.2 million is primarily due to decreases in income from retail leases across the portfolio.

Hotel Operating Expenses

Hotel operating expenses decreased $28.0 million from $366.5 million in 2008 to $338.5 million in 2009. This overall decrease is primarily a result of decreases portfolio-wide resulting from reductions in management and hourly staffing levels and other cost-saving initiatives in anticipation of the significant decrease in occupancy across the portfolio.

The following are significant decreases in total room, food and beverage, other direct and other indirect expenses primarily as a result of reduced occupancies at the hotels and cost-saving initiatives that have been implemented:

- $8.2 million decrease from Westin Michigan Avenue;
- $6.9 million decrease from Westin Copley Place;
- $3.6 million decrease from Lansdowne Resort;
- $3.1 million decrease from Indianapolis Marriott Downtown;
- $3.0 million decrease from The Hilton San Diego Resort and Spa;
- $2.9 million decrease from Hotel Sax Chicago;
- $2.4 million decrease from Hotel Solomar; and
- $2.1 million decrease from Hotel Viking.

Hotel operating expenses declined $9.6 million across 17 additional hotels in the portfolio as a result of reduced occupancies and cost-saving initiatives. The above decreases are partially offset by increases from amounts that are not comparable year-over-year as follows:

- $5.7 million increase in room, food and beverage, other direct and other indirect expenses from San Diego Paradise Point Resort and Spa due to the transition to a new lease with LHL as of June 1, 2008; and
- $4.3 million increase in room, food and beverage, other direct and other indirect expenses from Le Montrose Suite Hotel due to the transition to a new lease with LHL as of January 1, 2009.

In addition, room, food and beverage, other direct and other indirect expenses at The Liaison Capitol Hill increased $3.8 million as a result of improved hotel facilities following an extensive hotel and restaurant renovation. The hotel improvements increased occupancy and in turn increased service costs.

Depreciation and Amortization

Depreciation and amortization expense increased $3.5 million from $99.4 million in 2008 to $102.9 million in 2009. This increase includes an amount that is not comparable year-over-year of $1.6 million from Donovan House which re-opened on March 28, 2008 after completion of a comprehensive renovation and repositioning project. The remaining increase of $1.9 million is primarily due to depreciation on building and land improvements and purchases of furniture, fixtures and equipment made across the hotel portfolio during 2009 and 2008.

Real Estate Taxes, Personal Property Taxes and Insurance

Real estate taxes, personal property taxes and insurance expenses decreased $2.2 million from $31.7 million in 2008 to $29.5 million in 2009. The decrease is primarily due to the following:

- $2.1 million decrease in real estate taxes at Hotel Sax due to decreases in assessed property values for 2009 and prior years; and
- $2.0 million decrease in real estate and personal property taxes at Indianapolis Marriott Downtown due to decreases in assessed property values for 2009 and prior years.

The above decreases are partially offset by the following increases:

- $0.6 million increase in real estate taxes at Westin Michigan Avenue due to credits recognized in 2008 for decreases in 2007 assessments and rates;
- $0.5 million increase in real estate taxes at Westin Copley Place due to an increase in 2009 tax rate; and
- $0.4 million increase in real estate and personal property taxes and insurance at Donovan House which is not comparable year-over-year as it re-opened on March 28, 2008 after completion of a comprehensive renovation and repositioning project.

The remaining increase is a result of an increase in real estate and personal property taxes of $0.5 million primarily from increases in assessments and rates at certain of the hotel properties, partially offset by a decrease in insurance premiums of $0.1 million across the portfolio.

Ground Rent

Ground rent decreased $1.4 million from $7.1 million in 2008 to $5.7 million in 2009. Certain hotels are subject to ground rent under operating leases which call for either fixed or variable payments based on the hotel's performance. The decrease is due to performance at the applicable hotels being slightly better in 2008 than 2009.

General and Administrative

General and administrative expense decreased $2.4 million from $17.4 million in 2008 to $15.0 million in 2009 primarily as a result of the reversal of non-cash equity compensation related to restricted share forfeitures due to executive and employee resignations in 2009.

Lease Termination Expense

Lease termination expense decreased $4.3 million from $4.3 million in 2008 to zero in 2009. The 2008 expense related to the settlement of litigation. There was no such settlement in 2009.

Other Expenses

Other expenses decreased $0.5 million from $3.5 million in 2008 to $3.0 million in 2009 primarily due to a decrease in expenses related to the renaming and repositioning of hotels and a decrease in common area maintenance costs incurred at the 330 N. Wabash Avenue property, partially offset by losses from property damage at the hotels.

Interest Income

Interest income decreased $0.1 million from $0.2 million in 2008 to $0.1 million in 2009 primarily due to decreases in cash balances and interest rates in 2009.

Interest Expense

Interest expense decreased $10.2 million from $48.2 million in 2008 to $38.0 million in 2009 due to a decrease in the Company's weighted average debt outstanding and a decrease in the weighted average interest rate, partly offset by a decrease in capitalized interest. The Company's weighted average debt outstanding related to continuing operations decreased from $953.7 million in 2008 to $790.3 million in 2009, which includes paydowns resulting from:

- an April 2009 common share offering;
- a June 2009 common share offering; and
- operating cash flow.

The above paydowns are offset by borrowings under the Company's credit facility to finance other capital improvements during 2008 and 2009.

The Company's weighted average interest rate, including the impact of capitalized interest, decreased from 4.8% in 2008 to 4.5% in 2009. The decrease is due in part to the payoffs of the LHO Financing Partnership I, LP, Hilton Alexandria Old Town and Gild Hall mortgage loans which accrued interest at higher rates than the rate of the senior unsecured line of credit which was used to pay off the mortgages. Capitalized interest decreased by $2.8 million from $3.5 million in 2008 to $0.7 million in 2009 primarily due to the temporary suspension of the redevelopment of the 330 N. Wabash Avenue property as a luxury hotel. The Company's weighted average interest rate, excluding the impact of capitalized interest, decreased from 5.1% in 2008 to 4.6% in 2009.

Income Tax Expense/Benefit

Income taxes from continuing and discontinued operations increased $5.6 million from an income tax benefit of $1.3 million in 2008 to an income tax expense of $4.3 million in 2009. For 2009, current federal, state and local income tax expense totaled $0.5 million. LHL's net income (loss) before income tax (expense) benefit increased $13.6 million from net loss of $5.0 million in 2008 to net income of $8.6 million in 2009 primarily due to the $9.5 million cure payment revenue recognized at Seaview Resort in 2009, the reversal of allocated costs related to the resignation of an executive in 2009 and the two properties converted to new leases with LHL in 2008 and 2009, partly offset by lower hotel income across the portfolio due to the effects of the recession. Accordingly, for 2009, LHL recorded a deferred federal, state and local income tax expense of $3.8 million (using an estimated statutory tax rate of 40.4%).

Discontinued Operations

Net income from discontinued operations decreased $5.0 million from $7.4 million in 2008 to $2.4 million in 2009. Net income from discontinued operations reflects the operating results of the Seaview Resort and Westin City Center Dallas, which were sold in September 2010, and the Sheraton Bloomington Hotel

Minneapolis South, which was sold in January 2011 and classified as held for sale upon receiving a nonrefundable deposit on December 6, 2010. The 2009 period includes $9.5 million of cure payment revenue recognized at Seaview Resort.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest in consolidated entity represents the allocation of income or loss to the outside equity interest in the 330 N. Wabash Avenue property, which is included in the consolidated financial statements of the Company since the Company holds a controlling interest.

Noncontrolling Interests

Noncontrolling interest of common units in the Operating Partnership represents the allocation of income or loss of the Operating Partnership to the common units held by a third party. Income or loss is allocated to common units noncontrolling interest based on the weighted average percentage ownership throughout the year. At December 31, 2009, no third party limited partner held any common units of the Operating Partnership.

Noncontrolling interest of preferred units in the Operating Partnership represents the allocation of income of the Operating Partnership to the preferred units held by third parties. The decrease in noncontrolling interest of preferred units in the Operating Partnership from $5.2 million in 2008 to $0.4 million in 2009 is a result of the redemption of 1,098,348 Series F Preferred Units during the third and fourth quarter of 2008 and the redemption of the 2,348,888 Series C Preferred Units on February 1, 2009.

Distributions to Preferred Shareholders

Distributions to preferred shareholders increased $3.9 million, from $22.5 million in 2008 to $26.4 million in 2009. This increase was due to the redemption of the Series C Preferred Units and issuance of Series C Cumulative Redeemable Preferred Shares of Beneficial Interest on February 1, 2009, which were subsequently exchanged for Series G Cumulative Redeemable Preferred Shares of Beneficial Interest on April 16, 2009.

Non-GAAP Financial Measures

FFO and EBITDA

The Company considers the non-GAAP measures of FFO and EBITDA to be key supplemental measures of the Company's performance and should be considered along with, but not as alternatives to, net income or loss as a measure of the Company's operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO and EBITDA to be helpful in evaluating a real estate company's operations.

The White Paper on FFO approved by the National Association of Real Estate Investment Trusts ("NAREIT") in April 2002 defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of properties and items classified by GAAP as extraordinary, plus real estate-related depreciation and amortization (excluding amortization of deferred finance costs) and after comparable adjustments for the Company's portion of these items related to unconsolidated entities and joint ventures. The Company computes FFO consistent with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company.

With respect to FFO, the Company believes that excluding the effect of extraordinary items, real estate-related depreciation and amortization, and the portion of these items related to unconsolidated entities, all of which are based on historical cost accounting and which may be of limited significance in evaluating current

performance, can facilitate comparisons of operating performance between periods and between REITs, even though FFO does not represent an amount that accrues directly to common shareholders. However, FFO may not be helpful when comparing the Company to non-REITs.

With respect to EBITDA, the Company believes that excluding the effect of non-operating expenses and non-cash charges, and the portion of these items related to unconsolidated entities, all of which are also based on historical cost accounting and may be of limited significance in evaluating current performance, can help eliminate the accounting effects of depreciation and amortization, and financing decisions and facilitate comparisons of core operating profitability between periods and between REITs, even though EBITDA also does not represent an amount that accrues directly to common shareholders.

FFO and EBITDA do not represent cash generated from operating activities determined by GAAP and should not be considered as alternatives to net income, cash flows from operations or any other operating performance measure prescribed by GAAP. FFO and EBITDA are not measures of the Company's liquidity, nor are FFO and EBITDA indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions. These measurements do not reflect cash expenditures for long-term assets and other items that have been and will be incurred. FFO and EBITDA may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of the Company's operating performance.

The following is a reconciliation between net income (loss) attributable to common shareholders and FFO for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 (in thousands, except share and unit data):

	For the year ended December 31,				
	2010	2009	2008	2007	2006
Net (loss) income attributable to common shareholders	$ (24,793)	$ (18,770)	$ 10,630	$ 61,543	$ 73,456
Depreciation[1]	110,138	109,174	105,746	91,560	78,280
Equity in depreciation of joint venture	—	—	—	—	178
Amortization of deferred lease costs	363	436	692	491	497
Noncontrolling interests:					
Redeemable noncontrolling interest in consolidated entity	(191)	(30)	(39)	—	—
Noncontrolling interest of common units in Operating Partnership	—	15	100	249	142
Less: Net gain on sale of property	(29,162)	—	—	(30,401)	(38,402)
FFO	**$ 56,355**	**$ 90,825**	**$ 117,129**	**$ 123,442**	**$ 114,151**
Weighted average number of common shares and units outstanding:					
Basic	69,549,441	54,534,939	40,256,228	39,955,712	39,409,631
Diluted	69,722,700	54,611,974	40,355,453	40,149,039	39,615,732

(1) Includes amounts from discontinued operations.

FFO includes the loss on impairment of Seaview Resort, Sheraton Bloomington Hotel Minneapolis South and 330 N. Wabash Avenue property of $24.5 million, $3.2 million and $8.4 million, respectively, in 2010.

The following is a reconciliation between net income (loss) attributable to common shareholders and EBITDA for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 (in thousands):

	For the year ended December 31,				
	2010	2009	2008	2007	2006
Net (loss) income attributable to common shareholders	$(24,793)	$(18,770)	$ 10,630	$ 61,543	$ 73,456
Interest expense[(1)]	36,504	37,956	48,213	46,289	42,409
Equity in interest expense of joint venture	—	—	—	—	317
Income tax expense (benefit)[(1)]	3,424	4,257	(1,316)	3,006	(401)
Depreciation and amortization[(1)]	110,676	109,896	106,748	92,389	78,966
Equity in depreciation/amortization of joint venture	—	—	—	—	201
Noncontrolling interests:					
Redeemable noncontrolling interest in consolidated entity	(191)	(30)	(39)	—	—
Noncontrolling interest of common units in Operating Partnership	—	15	100	249	142
Noncontrolling interest of preferred units in Operating Partnership	—	367	5,178	6,120	4,485
Distributions to preferred shareholders	26,754	26,388	22,497	28,212	25,604
EBITDA	**$152,374**	**$160,079**	**$192,011**	**$237,808**	**$225,179**

(1) Includes amounts from discontinued operations.

EBITDA includes the gain on sale of Westin City Center Dallas of $29.2 million and the loss on impairment of Seaview Resort, Sheraton Bloomington Hotel Minneapolis South and 330 N. Wabash Avenue property of $24.5 million, $3.2 million and $8.4 million, respectively, in 2010. EBITDA includes the gain on sale of the LaGuardia Airport Marriott of $30.4 million in 2007 and a gain of $38.4 million related to its share of the Chicago 540 Hotel Venture which sold the Chicago Marriott Downtown in 2006.

The Hotels

The following table sets forth historical comparative information with respect to occupancy, ADR and RevPAR for the total hotel portfolio for the years ended December 31, 2010 and 2009, respectively.

	Year ended December 31,		
	2010	2009	Variance
Total Portfolio			
Occupancy	75.0%	74.1%	1.2%
ADR	$183.16	$180.94	1.2%
RevPAR	$137.41	$134.07	2.5%

Off-Balance Sheet Arrangements

Reserve Funds

Certain of the Company's agreements with its hotel managers, franchisors and lenders have provisions for the Company to provide funds, generally 4.0% to 5.0% of hotel revenues, sufficient to cover the cost of (a) certain non-routine repairs and maintenance to the hotels and (b) replacements and renewals to the hotels' furniture, fixtures and equipment. Certain agreements require that the Company reserve cash. As of December 31, 2010, the Company held $19.3 million of restricted cash reserves, $10.6 million of which was

available for future capital expenditures. The Company has sufficient cash on hand and availability on its credit facilities to cover required capital expenditures under agreements that do not necessitate that the Company separately reserve cash.

The Company has no other off-balance sheet arrangements.

Liquidity and Capital Resources

The Company's principal source of cash to meet its cash requirements, including distributions to shareholders, is the operating cash flow from hotels leased by LHL. Additional sources of cash are the Company's senior unsecured credit facility, LHL's credit facility, secured financing on one or all of the Company's 27 unencumbered properties as of December 31, 2010, the sale of one or more properties, equity issuances available under the shelf registration statement and the issuance of up to $73.5 million of common shares from time to time under the Company's equity distribution agreements, which were fully utilized during January and February 2011.

LHL is a wholly-owned subsidiary of the Operating Partnership. Payments to the Operating Partnership are required pursuant to the terms of the lease agreements between LHL and the Operating Partnership relating to the properties owned by the Operating Partnership and leased by LHL. LHL's ability to make rent payments to the Operating Partnership, and the Company's liquidity, including its ability to make distributions to shareholders, are dependent on the lessees' ability to generate sufficient cash flow from the operation of the hotels.

In addition, cash flow from hotel operations is subject to all operating risks common to the hotel industry. These risks include:

- adverse effects of weak national, regional and local economic conditions;
- tightening credit standards;
- competition for guests and meetings from other hotels, including competition and pricing pressures from internet wholesalers and distributors;
- increases in operating costs, including wages, benefits, insurance, property taxes and energy, due to inflation and other factors, which may not be offset in the future by increases in room rates;
- labor strikes, disruptions or lockouts that may impact operating performance;
- dependence on demand from business and leisure travelers, which may fluctuate and be seasonal;
- increases in energy costs, airline fares and other expenses related to travel, which may negatively affect traveling; and
- terrorism, terrorism alerts and warnings, military actions such as the engagements in Iraq and Afghanistan, pandemics or other medical events which may cause decreases in business and leisure travel.

These factors could adversely affect the ability of the hotel operators to generate revenues which could adversely affect LHL's ability to make rental payments to the Company pursuant to the participating leases and ultimately impact the Company's liquidity.

The Company's senior unsecured credit facility and LHL's credit facility contain certain financial covenants relating to debt service coverage, interest coverage, fixed charge coverage, net worth and total funded indebtedness and contains financial covenants that, assuming no defaults, allow the Company to make shareholder distributions. There are currently no other contractual or other arrangements limiting payment of distributions by the Operating Partnership.

Failure to comply with our financial covenants contained in our credit facilities and non-recourse secured mortgages could result from, among other things, changes in our results of operations, the incurrence of

additional debt or changes in general economic conditions. If we violate the financial covenants contained in either credit facility, we may attempt to negotiate a waiver of the violation or amend the terms of the credit facility with the lenders thereunder; however, we can make no assurance that we would be successful in any such negotiations or that, if successful in obtaining a waiver or amendment, such amendment or waiver would be on terms attractive to us. If a default under any of the above debt instruments were to occur, we would possibly have to refinance the debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If we are unable to refinance our debt on acceptable terms, including upon maturity of the debt, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates upon refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our shareholders.

As of December 31, 2010, the Company is in compliance with all debt covenants, current on all loan payments and not otherwise in default under the credit facilities or mortgages.

Properties Leased to LHL

Effective January 1, 2001, LHL became a wholly-owned subsidiary of the Company as provided for under the taxable-REIT subsidiary provisions of the Code. As of December 31, 2010, LHL leased all 35 hotels owned by the Company as follows:

1. Sheraton Bloomington Hotel Minneapolis South
2. Harborside Hyatt Conference Center & Hotel
3. Hotel Viking
4. Topaz Hotel
5. Hotel Rouge
6. Hotel Madera
7. Hotel Helix
8. The Liaison Capitol Hill
9. Lansdowne Resort
10. Hotel George
11. Indianapolis Marriott Downtown
12. Hilton Alexandria Old Town
13. Chaminade Resort and Conference Center
14. Hilton San Diego Gaslamp Quarter
15. The Grafton on Sunset
16. Onyx Hotel
17. Westin Copley Place
18. Hotel Deca
19. The Hilton San Diego Resort and Spa
20. Donovan House
21. Le Parc Suite Hotel
22. Westin Michigan Avenue
23. Hotel Sax Chicago
24. Alexis Hotel
25. Hotel Solamar
26. Gild Hall
27. Hotel Amarano Burbank
28. San Diego Paradise Point Resort and Spa
29. Le Montrose Suite Hotel
30. Sofitel Washington, DC Lafayette Square
31. Hotel Monaco San Francisco
32. Westin Philadelphia
33. Embassy Suites Philadelphia – Center City
34. Hotel Roger Williams
35. Chamberlain West Hollywood

Contractual Obligations

The following is a summary of the Company's obligations and commitments as of December 31, 2010 (in thousands):

Obligations and Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years
Mortgage loans[1]	$ 813,701	$39,116	$197,510	$282,332	$294,743
Borrowings under credit facilities[2]	121,864	1,303	120,561	—	—
Rents[3]	215,239	5,547	11,116	10,925	187,651
Massport Bonds[1]	43,618	156	312	312	42,838
Purchase commitments[4]					
Purchase orders and letters of commitment	15,776	15,776	—	—	—
Total obligations and commitments	$1,210,198	$61,898	$329,499	$293,569	$525,232

(1) Amounts include principal and interest.

(2) Amounts include principal and interest. Interest expense is calculated based on the variable rate as of December 31, 2010. It is assumed that the outstanding debt as of December 31, 2010 will be repaid upon maturity with interest-only payments until then.

(3) Amounts calculated based on the annual minimum future lease payments that extend through the term of the lease. Rents may be subject to adjustments based on future interest rates and hotel performance. Total includes approximately $0.6 million related to Sheraton Bloomington Hotel Minneapolis South, which was sold on January 12, 2011.

(4) As of December 31, 2010, purchase orders and letters of commitment totaling approximately $15.8 million had been issued for renovations at the properties. The Company has committed to these projects and anticipates making similar arrangements in the future with the existing properties or any future properties that it may acquire.

Credit Facilities

The Company has a senior unsecured credit facility from a syndicate of banks that provides for a maximum borrowing of up to $450.0 million. On December 22, 2010, the Company exercised its one-year extension option, extending the credit facility's maturity date to April 13, 2012. The senior unsecured credit facility contains certain financial covenants relating to debt service coverage, net worth and total funded indebtedness. It also contains financial covenants that, assuming no defaults, allow the Company to make shareholder distributions. Borrowings under the credit facility bear interest at floating rates equal to, at the Company's option, either (i) LIBOR plus an applicable margin, or (ii) an "Adjusted Base Rate" plus an applicable margin. As of December 31, 2010, the Company was in compliance with all debt covenants and was not otherwise in default under the credit facility. Additionally, the Company is required to pay a variable unused commitment fee determined from a ratings or leverage based pricing matrix, currently set at 0.125% of the unused portion of the senior unsecured credit facility.

LHL has a $25.0 million unsecured revolving credit facility to be used for working capital and general lessee corporate purposes. On December 22, 2010, LHL exercised its one-year extension option, extending the credit facility's maturity date to April 13, 2012. Borrowings under the LHL credit facility bear interest at floating rates equal to, at LHL's option, either (i) LIBOR plus an applicable margin, or (ii) an "Adjusted Base Rate" plus an applicable margin. As of December 31, 2010, LHL was in compliance with all debt covenants and was not otherwise in default under the credit facility. Additionally, LHL is required to pay a variable unused commitment fee determined from a ratings or leverage based pricing matrix, currently set at 0.125% of the unused portion of the LHL credit facility.

Debt Summary

Debt as of December 31, 2010 and 2009 consisted of the following (in thousands):

Debt	Interest Rate	Maturity Date	Balance Outstanding as of December 31, 2010	Balance Outstanding as of December 31, 2009
Credit facilities				
Senior unsecured credit facility	Floating[(a)]	April 2012[(a)]	$112,000	$ —
LHL unsecured credit facility	Floating[(b)]	April 2012[(b)]	8,193	6,259
Total borrowings under credit facilities			120,193	6,259
Massport Bonds				
Harborside Hyatt Conference Center & Hotel (taxable)	Floating[(c)]	March 2018	5,400	5,400
Harborside Hyatt Conference Center & Hotel (tax exempt)	Floating[(c)]	March 2018	37,100	37,100
Total bonds payable			42,500	42,500
Mortgage loans				
Le Montrose Suite Hotel	8.08%	July 2010[(d)]	—	12,859
Hilton San Diego Gaslamp Quarter	5.35%	June 2012	59,600	59,600
Hotel Solamar	5.49%	December 2013	60,900	60,900
Hotel Deca	6.28%	August 2014	9,658	9,908
Westin Copley Place	5.28%	August 2015	210,000	210,000
Westin Michigan Avenue	5.75%	April 2016	140,000	140,000
Indianapolis Marriott Downtown	5.99%	July 2016	101,780	101,780
Hotel Roger Williams	6.31%	August 2016	64,000	—
Mortgage loans at stated value			645,938	595,047
Unamortized loan premium[(e)]			269	342
Total mortgage loans			646,207	595,389
Total debt			$808,900	$644,148

(a) Borrowings bear interest at floating rates equal to, at the Company's option, either (i) LIBOR plus an applicable margin, or (ii) an Adjusted Base Rate plus an applicable margin. As of December 31, 2010, the rate, including the applicable margin, for the Company's outstanding LIBOR borrowing of $112,000 was 1.07%. There were no borrowings outstanding at December 31, 2009. On December 22, 2010, the Company exercised its option to extend the credit facility's maturity date to April 2012.

(b) Borrowings bear interest at floating rates equal to, at LHL's option, either (i) LIBOR plus an applicable margin, or (ii) an Adjusted Base Rate plus an applicable margin. As of December 31, 2010 and December 31, 2009, the rates, including the applicable margin, for LHL's outstanding LIBOR borrowings were 1.06% and 0.93%, respectively. On December 22, 2010, LHL exercised its option to extend the credit facility's maturity date to April 2012.

(c) The Massport Bonds are secured by letters of credit issued by the Royal Bank of Scotland that expire in February 2012. The Royal Bank of Scotland letters of credit are secured by the Harborside Hyatt Conference Center & Hotel. The bonds bear interest based on weekly floating rates. The interest rates as of December 31, 2010 were 0.28% and 0.38% for the $5,400 and $37,100 bonds, respectively. The interest rates as of December 31, 2009 were 0.35% and 0.32% for the $5,400 and $37,100 bonds, respectively. The Company also incurs an annual letter of credit fee of 1.10%.

(d) The Company repaid the mortgage loan on February 1, 2010 through borrowings on its senior unsecured credit facility.

(e) Mortgage debt includes an unamortized loan premium on the mortgage loan on Hotel Deca of $269 as of December 31, 2010 and $342 as of December 31, 2009.

The mortgages contain debt service coverage ratio thesholds related to the mortgaged properties. If our debt service coverage ratio fails, for that specific property, to exceed a threshold level specified in a mortgage, cash flows from that hotel will automatically be directed to the lender to satisfy required payments, and to fund certain reserves required by the mortgage and to fund additional cash reserves for future required payments, including final payment, until such time as we again become compliant with the specified debt service coverage ratio or the mortgage is paid off.

A summary of the Company's interest expense and weighted average interest rates for borrowings for the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

	For the year ended December 31,		
	2010	2009	2008
Interest Expense:			
Interest incurred	$35,797	$37,664	$50,390
Amortization of deferred financing costs	907	995	1,348
Capitalized interest.	(200)	(703)	(3,525)
Interest expense	36,504	37,956	48,213
Interest expense from discontinued operations	(4)	(5)	(6)
Interest expense from continuing operations	$36,500	$37,951	$48,207
Weighted Average Interest Rates for Borrowings:			
Senior unsecured credit facility.	1.0%	1.3%	3.4%
LHL unsecured credit facility.	0.9%	1.2%	3.9%
Massport bonds	0.3%	0.5%	2.5%

Equity Issuances and Redemptions

In August 2005, the Company acquired the Westin Copley Place in Boston, Massachusetts. As part of the consideration to acquire the hotel, the Operating Partnership issued 2,348,888 Series C Preferred Units. The Series C Preferred Units were redeemable for Series C Preferred Shares on a one-for-one basis. On February 1, 2009, each of the Series C Preferred Units was redeemed and the Company issued 2,348,888 Series C Preferred Shares. Prior to the exchange described below, the Series C Preferred Shares were held by SCG. On April 16, 2009, SCG exchanged its Series C Preferred Shares for an equal number of Series G Preferred Shares in a private transaction. Each of the issuance of the Series C Preferred Shares and the exchange of the Series C Preferred Shares for Series G Preferred Shares was exempt from registration pursuant to Section 4(2) of the Securities Act. On April 17, 2009 the Company filed a registration statement with the SEC to register the resale of the Series G Preferred Shares. On May 13, 2009, in connection with the exchange, SCG paid the Company a fee of $1.0 million, which the Company recognized as income.

On April 29, 2009, the Company completed an underwritten public offering of 12,362,500 common shares of beneficial interest, par value $0.01 per share, including 1,612,500 common shares pursuant to an overallotment option exercise. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $119.3 million. The net proceeds were used to reduce amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

On June 15, 2009, the Company completed an underwritten public offering of 10,000,000 common shares of beneficial interest, par value $0.01 per share. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $141.1 million. The net proceeds were used to reduce amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

During 2009, 69,500 units of limited partnership interest were redeemed for common shares on a one-for-one basis and 500 units of limited partnership interest were redeemed for an insignificant amount of cash.

On March 2, 2010, the Company completed an underwritten public offering of 6,152,500 common shares of beneficial interest, par value $0.01 per share, including 802,500 common shares pursuant to an overallotment option exercise by the underwriters. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $109.2 million. The net proceeds were used to pay down amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

On April 21, 2010, the Company entered into separate equity distribution agreements (the "Agreements") with each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC (collectively, the "Managers"). Under the terms of the Agreements, the Company may issue and sell from time to time through or to the Managers, as sales agents and/or principals, the Company's common shares of beneficial interest having an aggregate offering price of up to $150.0 million.

During August 2010, the Company sold 3,270,936 common shares of beneficial interest, par value $0.01 per share, under the Agreements, of which 36,044 were issued from treasury. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $74.9 million. The net proceeds were used to fund in part the September 1, 2010 acquisitions of the Hotel Monaco San Francisco, the Westin Philadelphia and the Embassy Suites Philadelphia – Center City.

As of December 31, 2010, the Company had availability under the Agreements to issue and sell common shares of beneficial interest having an aggregate offering price of up to $73.5 million. The Agreements were fully utilized during January and February 2011.

Sources and Uses of Cash

As of December 31, 2010, the Company had $13.0 million of cash and cash equivalents and $19.3 million of restricted cash reserves, $10.6 million of which was available for future capital expenditures. Additionally, the Company had $330.8 million available under the senior unsecured credit facility, with $7.2 million reserved for outstanding letters of credit, and $16.8 million available under the LHL credit facility.

Net cash provided by operating activities was $131.6 million for the year ended December 31, 2010 primarily due to the operations of hotels leased by LHL, which were offset by payments for real estate taxes, personal property taxes, insurance and ground rent.

Net cash used in investing activities was $371.5 million for the year ended December 31, 2010 primarily due to the purchase of Sofitel Washington, DC LaFayette Square, Hotel Monaco San Francisco, Westin Philadelphia, Embassy Suites Philadelphia-Center City, Hotel Roger Williams and Chamberlain West Hollywood, outflows for improvements and additions at the hotels and development property and the net

funding of restricted cash reserves, partially offset by property insurance proceeds and proceeds from the sale of the Seaview Resort, Westin City Center Dallas and the Company's interest in the development property located at 330 N. Wabash Avenue in downtown Chicago.

Net cash provided by financing activities was $244.5 million for the year ended December 31, 2010, primarily due to borrowings under credit facilities and net proceeds from the common share offerings, partially offset by repayments under credit facilities, mortgage loan repayments, payment of distributions to redeemable noncontrolling interest, payment of distributions to common shareholders and payment of distributions to preferred shareholders.

The Company has considered its short-term (one year or less) liquidity needs and the adequacy of its estimated cash flow from operations and other expected liquidity sources to meet these needs. The Company believes that its principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements, property acquisitions, distributions on the preferred shares and the minimum distribution required to maintain the Company's REIT qualification under the Code. The Company anticipates that these needs will be met with cash flows provided by operating activities, borrowings under the senior unsecured credit facility or LHL's credit facility, secured financing on one or all of the Company's 27 unencumbered properties, the sale of one or more properties, equity issuances available under the shelf registration statement and the issuance of up to $73.5 million of common shares from time to time under the Company's equity distribution agreements, which were fully utilized during January and February 2011. The Company also considers capital improvements and property acquisitions as short-term needs that will be funded either with cash flows provided by operating activities, utilizing availability under the senior unsecured credit facility or LHL's credit facility, secured financing on one or all of the Company's 27 unencumbered properties, the sale of one or more properties or the issuance of additional equity securities.

The Company expects to meet long-term (greater than one year) liquidity requirements such as property acquisitions, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements utilizing availability under the senior unsecured credit facility or LHL's credit facility, secured financing on one or all of the Company's 27 unencumbered properties, the sale of one or more properties, estimated cash flows from operations, equity issuances available under the Company's shelf registration statement and the issuance of up to $73.5 million of common shares from time to time under the Company's equity distribution agreements, which were fully utilized during January and February 2011. The Company expects to acquire or develop additional hotel properties only as suitable opportunities arise, and the Company will not undertake acquisition or development of properties unless stringent acquisition or development criteria have been achieved.

Reserve Funds

The Company is obligated to maintain reserve funds for capital expenditures at the hotels (including the periodic replacement or refurbishment of furniture, fixtures and equipment) as determined pursuant to the operating agreements. Please refer to "Off-Balance Sheet Arrangements" for a discussion of the Reserve Funds.

Inflation

The Company relies entirely on the performance of the hotels and their ability to increase revenues to keep pace with inflation. The hotel operators can change room rates quickly, but competitive pressures may limit the hotel operators' abilities to raise rates faster than inflation or even at the same rate.

The Company's expenses (primarily real estate taxes, property and casualty insurance, administrative expenses and LHL hotel operating expenses) are subject to inflation. These expenses are expected to grow with the general rate of inflation, except for energy costs, liability insurance, property tax rates, employee benefits and some wages, which are expected to increase at rates higher than inflation, and except for instances in which the properties are subject to periodic real estate tax reassessments.

Derivative/Financial Instruments

In the normal course of business, the Company is exposed to the effects of interest rate changes. As of December 31, 2010, approximately 20.1% of the Company's borrowings were subject to variable rates. The Company limits the risks associated with interest rate changes by following established risk management policies and procedures which may include the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's hotel operating revenue, participating lease revenue and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations. The Company may utilize derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential in order to qualify for hedge accounting. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. The Company did not utilize any derivative financial instruments during the years 2008 through 2010 and there were no derivatives outstanding as of December 31, 2010 or 2009.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

The table below provides information about financial instruments that are sensitive to changes in interest rates, including mortgage obligations, bonds and lines of credit. For debt obligations, the table presents scheduled maturities and related weighted average interest rates by expected maturity dates (in thousands).

	2011	2012	2013	2014	2015	Thereafter	Total
Fixed Rate Debt	$2,236	$ 64,600	$64,687	$13,324	$214,797	$286,294	$645,938
Weighted Average Interest	6.0%	5.4%	5.5%	6.2%	5.3%	5.9%	5.6%
Variable Rate Debt	$ —	$120,193	$ —	$ —	$ —	$ 42,500	$162,693
Weighted Average Interest	0.0%	1.1%	0.0%	0.0%	0.0%	0.4%	0.9%
Total	$2,236	$184,793	$64,687	$13,324	$214,797	$328,794	$808,631

The table above presents the principal amount of debt maturing each year, including annual amortization of principal, through December 31, 2015 and thereafter and weighted average interest rates for the debt maturing in each specified period. This table reflects indebtedness outstanding as of December 31, 2010 and does not reflect indebtedness, if any, incurred after that date. The Company's ultimate exposure to interest rate fluctuations depends on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of adjustment, the ability to prepay or refinance variable rate indebtedness and hedging strategies used to reduce the impact of any increases in rates. As of December 31, 2010, the estimated fair value of the Company's fixed rate mortgage debt was $648.6 million.

The Company is exposed to market risk from changes in interest rates. The Company seeks to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs by closely monitoring the Company's variable rate debt and converting such debt to fixed rates when we deem such conversion advantageous. As of December 31, 2010, $162.7 million of the Company's aggregate indebtedness (20.1% of total indebtedness) was subject to variable interest rates.

If market rates of interest on the Company's variable rate long-term debt fluctuate by 0.25%, interest expense would increase or decrease, depending on rate movement, future earnings and cash flows by $0.4 million annually. This assumes that the amount outstanding under the Company's variable rate debt remains at $162.7 million, the balance as of December 31, 2010.

Item 8. Consolidated Financial Statements and Supplementary Data

See Index to Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures—The Company has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to the members of senior management and the Board of Trustees.

Based on management's evaluation as of December 31, 2010, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms.

Management's Report on Internal Control Over Financial Reporting—The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, a registered independent accounting firm, has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein on page F-3, on the effectiveness of our internal control over financial reporting.

Changes in Internal Controls—There was no change to the Company's internal control over financial reporting during the fourth quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Trustees, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the material in the Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the material in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is incorporated by reference to the material in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Trustee Independence

The information required by this item is incorporated by reference to the material in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the material in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. **Financial Statements**

Included herein at pages F-1 through F-43.

2. **Financial Statement Schedules**

The following financial statement schedule is included herein at pages F-44 through F-45.

Schedule III – Real Estate and Accumulated Depreciation

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

3. **Exhibits**

The following exhibits are filed as part of this Annual Report on Form 10-K:

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of Declaration of Trust of the Registrant (including all articles of amendment and articles supplementary)
3.2	Third Amended and Restated Bylaws of the Registrant(1)
4.1	Form of Common Share of Beneficial Interest(2)
10.1	Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of April 29, 1998(3)
10.2	First Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of March 6, 2002(4)
10.3	Second Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of September 30, 2003(5)
10.4	Form of Third Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P.(6)

Exhibit Number	Description of Exhibit
10.5	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of August 22, 2005[7]
10.6	Fifth Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of February 8, 2006[8]
10.7	Form of Sixth Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operation Partnership, L.P.[9]
10.8	Seventh Amendment to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of November 17, 2006[10]
10.9	Eighth Amendment to Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of April 15, 2009[11]
10.10	Ninth Amendment to Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of January 24, 2011[12]
10.11	Form of Management Agreement[2]
10.12	Form of Lease with Affiliated Lessees[2]
10.13	Form of First Amendment to Lease with Affiliated Lessee[13]
10.14	Form of Second Amendment to Lease with Affiliate Lessee[13]
10.15	Promissory Note Secured by Leasehold Mortgage in the original principal amount of $210,000,000 made by LHO Backstreets, L.L.C. and dated as of August 30, 2005[14]
10.16	Leasehold Mortgage and Absolute Assignment of Rents and Leases and Security Agreement (and Fixture Filing) by LHO Backstreets, LLC, as Mortgagor, and Mortgage Electronic Registration Systems, Inc., as Mortgagee and dated as of August 30, 2005[14]
10.17	Loan and Trust Agreement, dated as of December 15, 1990, as amended and restated as of June 27, 1991, among the Massachusetts Port Authority, Logan Harborside Associates II Limited Partnership, and Shawmut Bank, N.A., as trustee[3]
10.18	Credit Enhancement Agreement, dated as of June 27, 1991, among the Massachusetts Port Authority, Logan Harborside Associates II Limited Partnership and Shawmut Bank, N.A.[3]
10.19	LaSalle Hotel Properties 1998 Share Option and Incentive Plan, as amended through April 21, 2005[15]*
10.20	LaSalle Hotel Properties 2009 Equity Incentive Plan[16]*
10.21	Trustee Fee Deferral Program[17]*
10.22	Form of Time-Based Restricted Share Award Agreement[18]*
10.23	Form of Performance-Based Restricted Share Award Agreement[18]*
10.24	Amended and Restated Severance Agreement between Hans S. Weger and LaSalle Hotel Properties effective October 19, 2009[17]*
10.25	Amended and Restated Severance Agreement between Michael D. Barnello and LaSalle Hotel Properties effective October 19, 2009[17]*
10.26	Severance Agreement between Alfred L. Young and LaSalle Hotel Properties effective November 3, 2009[17]*
10.27	Severance Agreement between Bruce A. Riggins and LaSalle Hotel Properties effective January 24, 2011*

Exhibit Number	Description of Exhibit
10.28	Offer Letter to Michael D. Barnello[19]*
10.29	Offer Letter to Alfred L. Young[20]*
10.30	Offer Letter to Bruce A. Riggins[21]*
10.31	Form of Indemnification Agreement[22]*
10.32	Amended and Restated Senior Unsecured Credit Agreement entered into on June 9, 2005 among Bank of Montreal, Bank of America, N.A., the other lenders named therein and LaSalle Hotel Operating Partnership, L.P.[23]
10.33	Second Amendment to Amended and Restated Senior Unsecured Credit Agreement[24]
10.34	Total Commitments Increase Agreement dated as of January 14, 2008 among LaSalle Hotel Operating Partnership, L.P. and Branch Banking & Trust Company, BMO Capital Markets Financing, Inc., Bank of Montreal, Chicago Branch, The Royal Bank of Scotland PLC, Wachovia Bank, NA, Raymond James Bank, FSB, U.S. Bank National Association and National City Bank and Bank of Montreal, Chicago Branch, as Administrative Agent
10.35	Guaranty and Contribution Agreement made as of June 9, 2005 by LaSalle Hotel Properties and certain of its subsidiaries [23]
10.36	Environmental Indemnification Agreement made as of June 9, 2005 by LaSalle Hotel Operating Partnership, L.P., LaSalle Hotel Properties and certain of their subsidiaries[23]
12.1	Computation of the Registrant's Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
21.1	List of Subsidiaries
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included in Part IV of this Annual report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial statements from LaSalle Hotel Properties' Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 23, 2011, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements, tagged as blocks of text

* Represents management contract or compensatory plan or agreement.

(1) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on February 2, 2010 and incorporated herein by reference.

(2) Previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (No. 333-45647) filed with the SEC on April 2, 1998 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q (No. 001-14045) filed with the SEC on August 14, 1998 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on March 12, 2002 and incorporated herein by reference.

(5) Previously filed as an exhibit to Registrant's Annual report on Form 10-K filed with the SEC on February 23, 2006 and incorporated herein by reference.

(6) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on August 16, 2005 and incorporated herein by reference.
(7) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on August 24, 2005 and incorporated herein by reference.
(8) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on February 9, 2006 and incorporated herein by reference.
(9) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on September 28, 2006 and incorporated herein by reference.
(10) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on November 17, 2006 and incorporated herein by reference.
(11) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on April 17, 2009 and incorporated herein by reference.
(12) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on January 24, 2011 and incorporated herein by reference.
(13) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q (No. 001-14045) filed with the SEC on May 12, 1999 and incorporated herein by reference.
(14) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on September 7, 2005 and incorporated herein by reference.
(15) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 333-125058) filed with the SEC on May 19, 2005 and incorporated herein by reference.
(16) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 333-158873) filed with the SEC on April 28, 2009 and incorporated herein by reference.
(17) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the SEC on February 25, 2010 and incorporated herein by reference.
(18) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 18, 2007 and incorporated herein by reference.
(19) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on June 2, 2008 and incorporated herein by reference.
(20) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2010 and incorporated herein by reference.
(21) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2011 and incorporated herein by reference.
(22) Previously filed as an exhibit to the Registrant's Current report on Form 8-K filed with the SEC on November 12, 2008 and incorporated herein by reference.
(23) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed with the SEC on June 14, 2005 and incorporated herein by reference.
(24) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on April 13, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LASALLE HOTEL PROPERTIES

Dated: February 23, 2011

BY: /s/ BRUCE A. RIGGINS

Bruce A. Riggins

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and trustees of LaSalle Hotel Properties, hereby severally constitute Michael D. Barnello, Bruce A. Riggins and Alfred L. Young, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and trustees to enable LaSalle Hotel Properties to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	
February 23, 2011	/s/ MICHAEL D. BARNELLO **Michael D. Barnello**	Trustee, President and Chief Executive Officer (Principal Executive Officer)
February 23, 2011	/s/ DARRYL HARTLEY-LEONARD **Darryl Hartley-Leonard**	Trustee
February 23, 2011	/s/ KELLY L. KUHN **Kelly L. Kuhn**	Trustee
February 23, 2011	/s/ WILLIAM S. MCCALMONT **William S. McCalmont**	Trustee
February 23, 2011	/s/ DONALD S. PERKINS **Donald S. Perkins**	Trustee
February 23, 2011	/s/ STUART L. SCOTT **Stuart L. Scott**	Chairman of the Board of Trustees
February 23, 2011	/s/ DONALD A. WASHBURN **Donald A. Washburn**	Trustee
February 23, 2011	/s/ BRUCE A. RIGGINS **Bruce A. Riggins**	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
February 23, 2011	/s/ ALFRED L. YOUNG **Alfred L. Young**	Chief Operating Officer

LASALLE HOTEL PROPERTIES

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees
LaSalle Hotel Properties:

We have audited the accompanying consolidated balance sheets of LaSalle Hotel Properties (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaSalle Hotel Properties as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LaSalle Hotel Properties' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
February 23, 2011

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees
LaSalle Hotel Properties:

We have audited LaSalle Hotel Properties' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LaSalle Hotel Properties' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LaSalle Hotel Properties maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LaSalle Hotel Properties as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 23, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
February 23, 2011

LASALLE HOTEL PROPERTIES

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2010	December 31, 2009
Assets:		
Investment in hotel properties, net (Note 3)	$2,229,362	$1,882,502
Property under development (Note 3)	15,601	64,129
Assets held for sale (Note 4)	20,000	0
Cash and cash equivalents	13,000	8,441
Restricted cash reserves (Notes 2 and 6)	19,267	11,750
Hotel receivables (net of allowance for doubtful accounts of $1,118 and $881, respectively)	20,074	18,875
Deferred financing costs, net	1,583	1,677
Deferred tax assets (Note 11)	10,654	13,648
Prepaid expenses and other assets	25,504	22,541
Total assets	$2,355,045	$2,023,563
Liabilities:		
Borrowings under credit facilities (Note 5)	$ 120,193	$ 6,259
Bonds payable (Note 5)	42,500	42,500
Mortgage loans (including unamortized premium of $269 and $342, respectively) (Note 5)	646,207	595,389
Accounts payable and accrued expenses	73,817	60,013
Liabilities of assets held for sale (Note 4)	2,380	0
Advance deposits	8,601	10,065
Accrued interest	3,073	3,038
Distributions payable	14,725	7,325
Total liabilities	911,496	724,589
Redeemable noncontrolling interest in consolidated entity (Notes 2 and 3)	49	2,739
Commitments and contingencies		
Equity:		
Shareholders' Equity:		
Preferred shares, $0.01 par value (liquidation preference of $352,972), 40,000,000 shares authorized; 14,118,888 shares issued and outstanding (Note 7)	141	141
Common shares of beneficial interest, $0.01 par value, 200,000,000 shares authorized; 73,061,144 shares issued and 73,059,600 outstanding, and 63,609,154 shares issued and outstanding, respectively (Note 7)	731	636
Treasury shares, at cost	(28)	0
Additional paid-in capital, net of offering costs of $60,938 and $54,622, respectively	1,659,258	1,469,730
Distributions in excess of retained earnings	(216,635)	(174,320)
Total shareholders' equity	1,443,467	1,296,187
Noncontrolling Interests:		
Noncontrolling interests in consolidated entity	33	48
Total equity	1,443,500	1,296,235
Total liabilities and equity	$2,355,045	$2,023,563

The accompanying notes are an integral part of these consolidated financial statements.

LASALLE HOTEL PROPERTIES

Consolidated Statements of Operations

(in thousands, except share data)

	For the year ended December 31,		
	2010	2009	2008
Revenues:			
Hotel operating revenues:			
Room	$388,108	$346,604	$390,001
Food and beverage	162,831	147,252	154,175
Other operating department	43,703	42,088	43,273
Total hotel operating revenues	594,642	535,944	587,449
Participating lease revenue (Note 9)	0	0	12,799
Other income	5,715	6,702	7,504
Total revenues	600,357	542,646	607,752
Expenses:			
Hotel operating expenses:			
Room	95,271	84,008	89,648
Food and beverage	112,757	99,551	102,116
Other direct	18,753	17,620	18,725
Other indirect (Note 10)	153,678	137,360	156,029
Total hotel operating expenses	380,459	338,539	366,518
Depreciation and amortization	105,587	102,856	99,365
Real estate taxes, personal property taxes and insurance	30,897	29,460	31,664
Ground rent (Note 6)	5,825	5,706	7,091
General and administrative	18,802	15,033	17,361
Lease termination expense (Note 6)	0	0	4,296
Acquisition transaction costs (Note 3)	3,003	0	0
Impairment of development property (Note 3)	8,427	0	0
Other expenses	3,287	3,016	3,504
Total operating expenses	556,287	494,610	529,799
Operating income	44,070	48,036	77,953
Interest income	126	63	159
Interest expense	(36,500)	(37,951)	(48,207)
Income before income tax (expense) benefit and discontinued operations	7,696	10,148	29,905
Income tax (expense) benefit (Note 11)	(5,075)	(4,590)	1,017
Income from continuing operations	2,621	5,558	30,922
Discontinued operations (Note 4):			
(Loss) income from operations of properties disposed of, including gain on sale and loss on impairment.	(2,502)	2,079	7,145
Income tax benefit (Note 11)	1,651	333	299
Net (loss) income from discontinued operations	(851)	2,412	7,444
Net income	1,770	7,970	38,366
Noncontrolling interests:			
Redeemable noncontrolling interest in loss of consolidated entity (Notes 2 and 3)	191	30	39
Noncontrolling interest of common units in Operating Partnership (Notes 2 and 7)	0	(15)	(100)
Noncontrolling interest of preferred units in Operating Partnership (Notes 2 and 7)	0	(367)	(5,178)
Net loss (income) attributable to noncontrolling interests	191	(352)	(5,239)
Net income attributable to the Company	1,961	7,618	33,127
Distributions to preferred shareholders	(26,754)	(26,388)	(22,497)
Net (loss) income attributable to common shareholders	$(24,793)	$(18,770)	$ 10,630

LASALLE HOTEL PROPERTIES

Consolidated Statements of Operations—Continued

(in thousands, except share data)

	For the year ended December 31,		
	2010	**2009**	**2008**
Earnings per Common Share—Basic:			
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.35)	$ (0.39)	$ 0.06
Discontinued operations	(0.01)	0.05	0.19
Net (loss) income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$ (0.36)	$ (0.34)	$ 0.25
Earnings per Common Share—Diluted:			
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.35)	$ (0.39)	$ 0.06
Discontinued operations	(0.01)	0.05	0.19
Net (loss) income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$ (0.36)	$ (0.34)	$ 0.25
Weighted average number of common shares outstanding:			
Basic	69,549,441	54,477,414	40,158,745
Diluted	69,549,441	54,477,414	40,257,970

The accompanying notes are an integral part of these consolidated financial statements.

LASALLE HOTEL PROPERTIES

Consolidated Statements of Equity

(in thousands, except per share/unit data)

	Preferred Shares	Common Shares of Beneficial Interest	Treasury Shares	Additional Paid-In Capital	Distributions in Excess of Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests in Consolidated Entity	Noncontrolling Interests of Common Units in Operating Partnership	Noncontrolling Interests of Preferred Units in Operating Partnership	Total Noncontrolling Interests	Total Equity
Balance, December 31, 2007	$ 118	$ 401	$ 0	$1,128,708	$ (91,091)	$1,038,136	$ 0	$ 747	$ 87,652	$ 88,399	$1,126,535
Issuance of shares, net of offering costs	0	0	112	40	0	152	69	0	0	69	221
Redemption of preferred units, including reversal of offering costs	0	0	0	0	0	0	0	0	(14,341)	(14,341)	(14,341)
Repurchase of common shares into treasury	0	0	(955)	0	0	(955)	0	0	0	0	(955)
Options exercised	0	0	15	212	0	227	0	0	0	0	227
Unit conversions	0	7	76	13,698	0	13,781	0	(660)	(13,121)	(13,781)	0
Deferred compensation, net	0	3	752	4,583	0	5,338	0	0	0	0	5,338
Reclassification of noncontrolling interest	0	0	0	(660)	0	(660)	0	660	0	660	0
Redeemable noncontrolling interest	0	0	0	0	39	39	0	0	0	0	39
Distributions on common shares/units ($1.80 per share/unit)	0	0	0	0	(72,977)	(72,977)	0	(179)	0	(179)	(73,156)
Distributions on preferred shares/units.	0	0	0	0	(22,497)	(22,497)	(5)	0	(5,629)	(5,634)	(28,131)
Net income	0	0	0	0	33,088	33,088	0	100	5,178	5,278	38,366
Balance, December 31, 2008	$ 118	$ 411	$ 0	$1,146,581	$(153,438)	$ 993,672	$ 64	$ 668	$ 59,739	$ 60,471	$1,054,143
Issuance of shares, net of offering costs	0	224	58	260,247	0	260,529	0	0	0	0	260,529
Repurchase of common shares into treasury	0	0	(365)	0	0	(365)	0	0	0	0	(365)
Options exercised	0	0	0	342	0	342	0	0	0	0	342
Unit conversions	23	0	0	59,134	0	59,157	0	(446)	(58,675)	(59,121)	36
Deferred compensation, net	0	1	307	3,191	207	3,706	0	0	0	0	3,706
Reclassification of noncontrolling interest	0	0	0	235	0	235	0	(235)	0	(235)	0
Redeemable noncontrolling interest	0	0	0	0	30	30	0	0	0	0	30
Distributions on common shares/units ($0.04 per share/unit)	0	0	0	0	(2,320)	(2,320)	0	(2)	0	(2)	(2,322)
Distributions on preferred shares/units.	0	0	0	0	(26,387)	(26,387)	(16)	0	(1,431)	(1,447)	(27,834)
Net income	0	0	0	0	7,588	7,588	0	15	367	382	7,970
Balance, December 31, 2009	$ 141	$ 636	$ 0	$1,469,730	$(174,320)	$1,296,187	$ 48	$ 0	$ 0	$ 48	$1,296,235

LASALLE HOTEL PROPERTIES

Consolidated Statements of Equity—Continued

(in thousands, except per share/unit data)

	Preferred Shares	Common Shares of Beneficial Interest	Treasury Shares	Additional Paid-In Capital	Distributions in Excess of Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests in Consolidated Entity	Noncontrolling Interests of Common Units in Operating Partnership	Noncontrolling Interests of Preferred Units in Operating Partnership	Total Noncontrolling Interests	Total Equity
Issuance of shares, net of offering costs	0	95	830	183,191	0	184,116	0	0	0	0	184,116
Repurchase of common shares into treasury	0	0	(566)	0	0	(566)	0	0	0	0	(566)
Options exercised	0	0	0	171	0	171	0	0	0	0	171
Deferred compensation, net	0	0	(292)	6,166	17	5,891	0	0	0	0	5,891
Redeemable noncontrolling interest	0	0	0	0	191	191	0	0	0	0	191
Distributions on issued long-term performance-based share awards	0	0	0	0	(46)	(46)	0	0	0	0	(46)
Distributions on common shares ($0.24 per share)	0	0	0	0	(17,493)	(17,493)	0	0	0	0	(17,493)
Distributions on preferred shares	0	0	0	0	(26,754)	(26,754)	(15)	0	0	(15)	(26,769)
Net income	0	0	0	0	1,770	1,770	0	0	0	0	1,770
Balance, December 31, 2010	$141	$731	$ (28)	$1,659,258	$(216,635)	$1,443,467	$ 33	$0	$0	$ 33	$1,443,500

The accompanying notes are an integral part of these consolidated financial statements.

LASALLE HOTEL PROPERTIES

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 1,770	$ 7,970	$ 38,366
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	110,676	109,896	106,748
Amortization of deferred financing costs and mortgage premium	834	925	1,170
Gain on sale of property	(29,162)	0	0
Loss on impairment of properties	36,129	0	0
Deferred compensation	5,891	3,705	5,338
Allowance for doubtful accounts	237	(459)	618
Other	(700)	137	0
Changes in assets and liabilities:			
Restricted cash reserves, net	(1,061)	126	(1,642)
Rent receivable	0	85	2,990
Hotel receivables	(81)	3,572	3,437
Deferred tax asset	2,994	3,836	(2,367)
Prepaid expenses and other assets	(3,528)	6,877	(1,758)
Accounts payable and accrued expenses	8,802	(22,157)	2,080
Advance deposits	(1,264)	(2,069)	4,869
Accrued interest	35	(386)	(502)
Net cash provided by operating activities	131,572	112,058	159,347
Cash flows from investing activities:			
Improvements and additions to properties	(33,932)	(29,588)	(89,280)
Acquisition of properties	(455,980)	0	(51,469)
Purchase of office furniture and equipment	(127)	(23)	(45)
Restricted cash reserves, net	(3,726)	(2,023)	3,718
Proceeds from sale of properties	120,855	0	0
Property insurance proceeds	1,393	0	0
Net cash used in investing activities	(371,517)	(31,634)	(137,076)
Cash flows from financing activities:			
Borrowings under credit facilities	478,807	284,039	432,490
Repayments under credit facilities	(364,873)	(512,285)	(268,401)
Repayments of mortgage loans	(13,109)	(90,227)	(77,040)
Payment of deferred financing costs	(549)	0	(579)
Contributions from noncontrolling interests	0	0	2,877
Distributions to redeemable noncontrolling interest	(2,499)	0	0
Purchase of treasury shares	(566)	(365)	(955)
Proceeds from exercise of stock options	171	342	227
Proceeds from issuance of common shares	190,322	272,361	0
Payment of common offering costs	(6,316)	(11,943)	0
Distributions on issued long-term performance-based share awards	(46)	0	0
Redemption of preferred shares	0	(11)	(14,343)
Distributions on preferred shares/units	(26,769)	(26,770)	(28,131)
Distributions on common shares/units	(10,069)	(5,180)	(76,410)
Net cash provided by (used in) financing activities	244,504	(90,039)	(30,265)
Net change in cash and cash equivalents	4,559	(9,615)	(7,994)
Cash and cash equivalents, beginning of year	8,441	18,056	26,050
Cash and cash equivalents, end of year	$ 13,000	$ 8,441	$ 18,056

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share/unit data)

1. Organization

LaSalle Hotel Properties (the "Company") was organized as a Maryland real estate investment trust on January 15, 1998 to buy, own, redevelop and lease primarily upscale and luxury full-service hotels located in convention, resort and major urban business markets. The Company is a self-managed and self-administered real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company is generally not subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders. The income of LaSalle Hotel Lessee, Inc. ("LHL"), the Company's taxable-REIT subsidiary, is subject to taxation at normal corporate rates.

As of December 31, 2010, the Company owned interests in 35 hotels with approximately 9,100 suites/rooms located in 10 states and the District of Columbia. Each hotel is leased under a participating lease that provides for rental payments equal to the greater of (i) a base rent or (ii) a participating rent based on hotel revenues. All 35 of the hotels are leased to LHL, (see Note 10) or a wholly-owned subsidiary of LHL. The LHL leases expire between 2012 and 2014. Lease revenue from LHL and its wholly-owned subsidiaries is eliminated in consolidation. A third-party or non-affiliated hotel operator manages each hotel, which is also subject to a hotel management agreement.

Substantially all of the Company's assets are held by, and all of its operations are conducted through, LaSalle Hotel Operating Partnership, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. The Company owned, through a combination of direct and indirect interests, 100% of the common units of the Operating Partnership at December 31, 2010. See Note 7 for additional disclosures on common and preferred operating partnership units.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company, the Operating Partnership, LHL and their subsidiaries in which they have a controlling interest, including joint ventures. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the amounts of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The state of the overall economy can significantly impact hotel operational performance and thus, impact the Company's financial position. Should any of the hotels experience a significant decline in operational performance, it may affect the Company's ability to make distributions to its shareholders and service debt or meet other financial obligations.

Fair Value Measurements

In evaluating fair value, GAAP outlines a valuation framework and creates a fair value hierarchy that distinguishes between market assumptions based on market data (observable inputs) and a reporting entity's own assumptions about market data (unobservable inputs). The hierarchy ranks the quality and reliability of inputs used to determine fair value, which are then classified and disclosed in one of the three categories. The three levels are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Inputs include quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3—Model-derived valuations with unobservable inputs.

As required by the guidance, the Company classifies assets and liabilities based on the lowest level of input that is significant to the fair value measurement.

Investment in Hotel and Development Properties

Upon acquisition, the Company allocates the purchase price of asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, assumed debt and any intangible assets or liabilities. The Company's investments in hotel and development properties are carried at cost and hotel properties are depreciated using the straight-line method over an estimated useful life of 30 to 40 years for buildings, 15 years for building improvements, the shorter of the useful life of the improvement or the term of the related tenant lease for tenant improvements, 7 years for land improvements, 20 years for golf course land improvements, 20 years for swimming pool assets, and 3 to 5 years for furniture, fixtures and equipment. For investments subject to ground leases, assets are depreciated over the shorter of the useful lives of the assets or the term of the ground lease. Renovations and/or replacements that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Furniture, fixtures and equipment under capital leases are carried at the present value of the minimum lease payments.

The Company is required to make subjective assessments as to the useful lives and classification of its properties for purposes of determining the amount of depreciation expense to reflect each year with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company change the expected useful life or classification of particular assets, it would result in a change in depreciation expense and annual net income.

The Company reviews each hotel for impairment at the end of each reporting period or as events and circumstances dictate throughout the year. A property is considered impaired when the sum of estimated future undiscounted cash flows over the estimated remaining holding period is less than the carrying amount of a property.

At the end of each reporting period, the Company assesses whether any quantitative or qualitative triggering events have occurred in relation to a property. Examples of situations considered to be triggering events include:

- a substantial decline in operating cash flows during the period, including declines related to decreased occupancy, ADR or RevPAR;
- a current or projected loss from operations;

- a significant cost accumulation above the original acquisition/development estimate;
- a change in plan to sell the property prior to the end of its useful life or holding period;
- a significant decrease in market price not in line with general market trends; and
- any other quantitative or qualitative events deemed significant by our management or our Board of Trustees.

If the presence of one or more triggering events as described above is identified at the end of a reporting period or throughout the year with respect to a hotel, the Company performs a recoverability test. In doing so, an estimate of undiscounted future cash flows over the estimated remaining holding period is compared to the carrying amount of the hotel.

If the results of a recoverability analysis indicate that the carrying amount of a hotel exceeds the estimated future undiscounted cash flows, impairment is indicated. Upon presentation to, discussion with, and approval from the Board of Trustees, an impairment charge is recorded equal to the excess of the carrying value of the hotel over the fair value. When performing a recoverability test or estimating the fair value of a property, the Company makes certain assumptions including, but not limited to, consideration of:

- projected operating cash flows – considering factors such as booking pace, growth rates, occupancy, room rates, property-specific operating costs and future capital expenditures;
- projected costs and dates of completed construction and grand opening (for a development property);
- the likelihood of completion of construction activity (for a development property);
- projected cash flows from the eventual disposition of the hotel or development property based upon our estimation of a property-specific capitalization rate;
- property-specific discount rate; and
- comparable selling prices.

In accordance with GAAP guidance, the Company considers a hotel or development property as held for sale when a contract for sale is entered into, a substantial nonrefundable deposit has been received from the purchaser and sale is expected to occur within one year.

The Company accounts for profit recognition in accordance with GAAP guidance. Upon sale of a hotel or development property, the Company determines its profit from the sale under the full accrual method provided the following applicable criteria are met: a sale is consummated; the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property; the Company's receivable, if applicable, is not subject to future subordination; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have a substantial continuing involvement with the property. If all of these conditions are met, the Company will recognize any profit on the sale.

Interest, real estate taxes and insurance costs incurred during the renovation or development period are capitalized and depreciated over the lives of the renovated or developed assets. Capitalized interest for the years ended December 31, 2010, 2009, and 2008 was $200, $703 and $3,525, respectively.

Intangible Assets

The Company does not amortize intangible assets with indefinite useful lives. Non-amortizable intangible assets are reviewed annually for impairment and more frequently if events or circumstances indicate that the assets may be impaired. If a non-amortizable intangible asset is subsequently determined to have a finite useful life, the intangible asset will be written down to the lower of its fair value or carrying amount and then amortized prospectively, based on the remaining useful life of the intangible asset. As of December 31, 2010 and 2009, the Company did not have any value attributed to such intangible assets in the accompanying consolidated balance sheets.

Derivative/Financial Instruments

In the normal course of business, the Company is exposed to the effects of interest rate changes. As of December 31, 2010, approximately 20.1% of the Company's borrowings were subject to variable rates. The Company limits the risks associated with interest rate changes by following established risk management policies and procedures which may include the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's hotel operating revenues, participating lease revenues and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations. The Company may utilize derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential in order to qualify for hedge accounting. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income or loss each period until the instrument matures. The Company did not utilize any derivative financial instruments during the years 2008 through 2010 and there were no derivatives outstanding as of December 31, 2010 or 2009.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash Reserves

At December 31, 2010, the Company held $19,267 in restricted cash reserves. Included in such amounts are (i) $10,599 of reserve funds relating to the hotels with leases or operating agreements requiring the Company to maintain restricted cash to fund future capital expenditures, (ii) $7,629 deposited in mortgage escrow accounts pursuant to mortgage obligations to pre-fund a portion of certain operating expenses and debt payments and (iii) $1,039 held by insurance companies on our behalf to be refunded or applied to future liabilities.

Deferred Financing Costs

Financing costs related to long-term debt are recorded at cost and are amortized as interest expense over the life of the related debt instrument. Accumulated amortization at December 31, 2010 and 2009 was $3,535 and $2,970, respectively.

Revenue Recognition

For properties leased by LHL, the Company recognizes hotel operating revenue on an accrual basis consistent with the hotel operations. For retail operations, revenue is recognized on a straight line basis over the life of the retail leases. Revenue from retail operations is included in other income in the accompanying consolidated statements of operations. For properties not leased by LHL (none as of January 1, 2009), the Company recognized lease revenue on an accrual basis pursuant to the terms of each participating lease. Base and participating rent were each recognized based on quarterly thresholds pursuant to each participating lease (see Note 9).

For the Lansdowne Resort, the Company defers golf membership initiation fees and social membership initiation fees and recognizes revenue over the average expected life of an active membership (currently six years) on a straight-line basis. Golf membership, social membership, health club and executive club annual dues are recognized as earned throughout the membership year. As of December 31, 2010 and 2009, deferred membership revenue was $3,830 and $5,244, respectively. The Company recorded membership revenue of $2,174, $2,617 and $2,982 for the years ended December 31, 2010, 2009 and 2008, respectively.

Share-Based Compensation

From time to time, the Company awards nonvested shares under the 2009 Equity Incentive Plan ("2009 Plan") as compensation to officers, employees and non-employee trustees (see Note 8). The shares issued to officers and employees vest over three to nine years. The Company recognizes compensation expense for nonvested shares on a straight-line basis over the vesting period based upon the fair market value of the shares on the date of issuance, adjusted for forfeitures.

Reclassification

Certain amounts in the 2009 and 2008 financial statements, including those related to discontinued operations (see Note 4), have been reclassified to conform with 2010 presentation.

Noncontrolling Interests

Per GAAP guidance, noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Under this guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Consolidated statements of equity include beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

However, per GAAP requirements, the Company's securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the existing GAAP guidance to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.

As of December 31, 2010, the consolidated results of the Company include the following ownership interests held by owners other than the Company: the outside preferred ownership interests in a tax-related ownership entity and the 5.0% interest of the outside partner in the Modern Magic Hotel, LLC joint venture.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1998. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its shareholders. It is the Company's current intention to adhere to these requirements and maintain the Company's qualification for taxation as a REIT. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders. If the Company fails to qualify for taxation as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes. As a wholly-owned taxable-REIT subsidiary of the Company, LHL is required to pay income taxes at applicable federal, state and local rates.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. The Company's deferred tax asset balance consists primarily of net operating loss carryforwards (see Note 11).

Earnings per Common Share

Basic earnings per common share is based on the weighted average number of common shares of beneficial interest outstanding during the year excluding the weighted average number of unvested restricted shares ("participating securities" as defined in Note 12). The basic earning per share calculation includes the effect of such participating securities. Diluted earnings per common share is based on the basic weighted average number of common shares of beneficial interest outstanding plus the effect of in-the-money stock options and compensation-related shares. Any anti-dilutive shares are excluded from the diluted earnings per share calculation.

Recently Issued Accounting Pronouncements

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board ("FASB") issued a pronouncement which amends GAAP as follows: a) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity, identifying the primary beneficiary of a variable interest entity, b) to require ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, rather than only when specific events occur, c) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, d) to amend certain guidance for determining whether an entity is a variable interest entity, e) to add an additional reconsideration event when changes in facts and circumstances pertinent to a variable interest entity occur, f) to eliminate the exception for troubled debt restructuring regarding variable interest entity reconsideration, and g) to require advanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This pronouncement was effective for the first annual reporting period that began after November 15, 2009. Earlier adoption was prohibited. Upon adoption, the Company reevaluated its interest in the Modern Magic Hotel, LLC joint venture (see Note 3), in light of the amendments to GAAP described above. Based on the evaluation performed, management has concluded that there is no change from its initial assessment and continues to consolidate the entity.

3. Investment in Properties

Investment in hotel properties as of December 31, 2010 and 2009 consists of the following:

	December 31, 2010	December 31, 2009
Land	$ 291,161	$ 233,070
Buildings and improvements	2,204,219	1,871,532
Furniture, fixtures and equipment	331,658	353,913
Investment in hotel properties, gross	2,827,038	2,458,515
Accumulated depreciation	(597,676)	(576,013)
Investment in hotel properties, net	$2,229,362	$1,882,502

The December 31, 2010 balance of investment in hotel properties excludes $15,601 of property under development primarily at the Westin Copley Place, Hotel Viking and Hotel Amarano Burbank and $20,000 of assets held for sale consisting of the Sheraton Bloomington Hotel Minneapolis South property (see Note 4). The December 31, 2009 balance of investment in hotel properties excludes $64,129 of property under development primarily at the 330 N. Wabash Avenue property, which was sold on December 29, 2010 as described in detail below.

The hotels owned as of December 31, 2010 are located in California (eleven), the District of Columbia (eight), Indiana, Illinois (two), Massachusetts (three), Minnesota, New York (two), Pennsylvania (two), Rhode Island, Virginia (two) and Washington state (two).

Investment in Joint Ventures

Effective December 22, 2010, the Company, through Modern Magic Hotel, LLC, a joint venture in which the Company holds a 95.0% controlling interest, accepted an offer to sell its interest in the IBM Building located at 330 N. Wabash Avenue in downtown Chicago, IL, received a nonrefundable deposit and determined the property to be held for sale as of that date. This was deemed a triggering event for impairment since it represented a change in management's plan with respect to the property, resulting in a change in the property's estimated holding period. Accordingly, the Company performed an impairment analysis and recorded an impairment loss of $8,427, which includes a $2,700 termination fee paid to the development manager. The fair value was determined using the negotiated sales price per the terms of the sales contract, which is classified within level 2 of the fair value hierarchy (see Note 2), less estimated costs to sell. The loss to the Company, net of $154 allocated to the noncontrolling interest, was $8,273. On December 29, 2010, the Company sold its interest in the property for $58,800. Initial acquisition and subsequent costs, including capitalized interest, totaling $62,190 were included in property under development in the accompanying consolidated balance sheets as of December 31, 2009. The 5.0% interest of the outside partner was included in redeemable noncontrolling interest in the accompanying consolidated balance sheets.

On February 2, 2010, the Company's joint venture arrangement with LaSalle Investment Management ("LIM"), entered into on April 17, 2008, was mutually dissolved. The joint venture arrangement with LIM, a leading global real estate investment manager, was to seek domestic hotel investments in high barrier-to-entry urban and resort markets in the U.S. During its existence, there were no acquisitions through the joint venture.

Acquisitions

During 2010, the Company acquired 100% interests in six upscale, full-service hotels, each of which is leased to LHL. The Company recorded the acquisitions at fair value using model-derived valuations, with the purchase price allocated to investment in hotel properties and hotel working capital assets and liabilities. In connection with the acquisitions, the Company incurred acquisition transaction costs that were expensed as incurred in accordance with GAAP. The following is a summary of the acquisitions:

Hotel Name	Acquisition Date	Number of Rooms	Location	Purchase Price	Manager	Acquisition Transaction Costs For the year ended December 31, 2010
Sofitel Washington, DC Lafayette Square	March 1, 2010	237	Washington, DC	$ 95,000	Sofitel (Accor SA)	$1,471
Hotel Monaco San Francisco	September 1, 2010	201	San Francisco, CA	68,500	Kimpton Hotel & Restaurant Group, L.L.C.	262
Westin Philadelphia	September 1, 2010	294	Philadelphia, PA	145,000	HEI Hotels & Resorts	252
Embassy Suites Philadelphia – Center City	September 1, 2010	288	Philadelphia, PA	79,000	HEI Hotels & Resorts	234
Hotel Roger Williams	October 6, 2010	193	New York, NY	93,750	JRK Hotel Group, Inc.	527
Chamberlain West Hollywood	December 6, 2010	113	West Hollywood, CA	38,500	Outrigger Lodging Services	257
Total				$519,750		$3,003

Hotel Roger Williams is subject to a land and building lease, which was determined to be a capital lease (see Note 6). Accordingly, at acquisition, the Company recorded a capital asset related to its leasehold interest of $95,079, based upon the estimated fair value of the right to use the leased property for the remaining term. The capital asset, net of accumulated depreciation of $694, is included within investment in hotel properties, net, in the accompanying consolidated balance sheets as of December 31, 2010. Additionally, the Company recorded furniture, fixtures and equipment and inventory of $3,563 as part of the acquisition.

The source of the funding for the March 1, 2010 acquisition was the Company's senior unsecured credit facility, which was subsequently paid down with proceeds from the March 2, 2010 public offering of common shares of beneficial interest (see Note 7). The sources of the funding for the September 1, 2010 acquisitions were the Company's senior unsecured credit facility and available cash, including cash from operations, proceeds from the sale of the Seaview Resort and proceeds from prior issuances of common shares of beneficial interest under the Company's equity distribution agreements (see Note 7). The sources of the funding for the October 6, 2010 acquisition were the Company's assumption of a $64,000 loan secured by the hotel (see Note 5) and borrowings under the Company's senior unsecured credit facility. The source of the funding for the December 6, 2010 acquisition was borrowings under the Company's senior unsecured credit facility. Total revenues and net income from the acquired hotels of $46,166 and $5,172, respectively, are included in the accompanying consolidated statements of operations for the year ended December 31, 2010.

Condensed Pro Forma Financial Information

The results of operations of the acquired properties are included in the consolidated statements of operations beginning on their respective acquisition dates. Per GAAP guidance, the following unaudited condensed pro forma financial information is presented as if the above described 2010 acquisitions had been consummated as of January 1, 2009, the beginning of the previous reporting period. In addition, for purposes of the unaudited condensed pro forma financial information only, the March 2, 2010 issuance of 6,152,500 common shares of beneficial interest and the August 2010 issuance of 3,270,936 common shares of beneficial interest are presented as if the issuances had occurred as of January 1, 2009. The unaudited condensed pro forma financial information is for comparative purposes only and not necessarily indicative of what actual results of operations of the Company would have been had the acquisitions been consummated on January 1, 2009, nor does it purport to represent the results of operations for future periods. The unaudited condensed pro forma financial information has not been adjusted for property sales.

	Year ended December 31,	
	2010	2009
	(unaudited)	(unaudited)
Total revenues	$ 657,763	$ 642,873
Net income	$ 4,396	$ 11,688
Net loss attributable to common shareholders	$ (22,167)	$ (15,052)
Earnings per common share—basic	$ (0.31)	$ (0.24)
Earnings per common share—diluted	$ (0.31)	$ (0.24)
Weighted average number of common shares outstanding:		
Basic	72,567,289	63,900,850
Diluted	72,567,289	63,900,850

4. Discontinued Operations

Effective August 20, 2010, the Company accepted an offer to sell the Seaview Resort, received a nonrefundable deposit and determined the property to be held for sale as of that date. This was deemed a triggering event for impairment since it represented a change in management's plan with respect to the property, resulting in a change in the property's estimated holding period. Accordingly, the Company performed an impairment analysis and recorded an impairment loss of $24,479 after determining fair value using the negotiated sales price per the terms of the sales contract, which is classified within Level 2 of the fair value hierarchy (see Note 2), less estimated costs to sell. On September 1, 2010, the Company sold the Seaview Resort for $20,000. The Company retained responsibility for the repair of the roof at the property which the Company believes will be covered in large part by its property insurance. The estimated cost of the project is between $3,000 and $6,000, with the Company's exposure limited by contract to $5,000. Accordingly, the Company recorded a liability for related costs of $5,000, of which the unpaid balance of $4,643 is included in accounts payable and accrued expenses, and a receivable from the insurance company representing the Company's estimate of the net recoverable amount of $4,050, which is included in prepaid expenses and other assets, in the accompanying consolidated balance sheets as of December 31, 2010. The project is expected to be completed by mid-2011.

Effective August 9, 2010, the Company accepted an offer to sell the Westin City Center Dallas, received a nonrefundable deposit and determined the property to be held for sale as of that date. On September 30, 2010, the Company sold the Westin City Center Dallas for $50,000, resulting in a gain of $29,162.

Effective December 6, 2010, the Company accepted an offer to sell the Sheraton Bloomington Hotel Minneapolis South, received a nonrefundable deposit and determined the property to be held for sale as of that date. This was deemed a triggering event for impairment since it represented a change in management's plan with respect to the property, resulting in a change in the property's estimated holding period. Accordingly, the

Company performed an impairment analysis and recorded an impairment loss of $3,223 after determining fair value using the negotiated sales price per the terms of the sales contract, which is classified within Level 2 of the fair value hierarchy (see Note 2), less estimated costs to sell. On January 12, 2011, the Company sold the Sheraton Bloomington Hotel Minneapolis South for $20,000. Accordingly, the property is included in assets held for sale in the accompanying consolidated balance sheets as of December 31, 2010 and the operating results are included in discontinued operations for all periods presented.

The following is a summary of the results of the properties classified in discontinued operations:

	For the year ended December 31,		
	2010	2009	2008
Operating revenues	$ 47,422	$64,353	$75,625
Operating expenses	51,384	62,274	68,480
(Loss) income from operations before gain (loss)	(3,962)	2,079	7,145
Gain on sale	29,162	—	—
Loss on impairment	(27,702)	—	—
(Loss) income from operations	(2,502)	2,079	7,145
Income tax benefit	1,651	333	299
Net (loss) income from discontinued operations	$ (851)	$ 2,412	$ 7,444

5. Long-Term Debt

Credit Facilities

The Company has a senior unsecured credit facility from a syndicate of banks that provides for a maximum borrowing of up to $450,000. On December 22, 2010, the Company exercised its one-year extension option, extending the credit facility's maturity date to April 13, 2012. The senior unsecured credit facility contains certain financial covenants relating to debt service coverage, net worth and total funded indebtedness. It also contains financial covenants that, assuming no defaults, allow the Company to make shareholder distributions. Borrowings under the credit facility bear interest at floating rates equal to, at the Company's option, either (i) LIBOR plus an applicable margin, or (ii) an "Adjusted Base Rate" plus an applicable margin. As of December 31, 2010, the Company was in compliance with all debt covenants and was not otherwise in default under the credit facility. Additionally, the Company is required to pay a variable unused commitment fee determined from a ratings or leverage based pricing matrix, currently set at 0.125% of the unused portion of the senior unsecured credit facility.

LHL has a $25,000 unsecured revolving credit facility to be used for working capital and general lessee corporate purposes. On December 22, 2010, LHL exercised its one-year extension option, extending the credit facility's maturity date to April 13, 2012. Borrowings under the LHL credit facility bear interest at floating rates equal to, at LHL's option, either (i) LIBOR plus an applicable margin, or (ii) an "Adjusted Base Rate" plus an applicable margin. As of December 31, 2010, LHL was in compliance with all debt covenants and was not otherwise in default under the credit facility. Additionally, LHL is required to pay a variable unused commitment fee determined from a ratings or leverage based pricing matrix, currently set at 0.125% of the unused portion of the LHL credit facility.

Bonds Payable

The Company is the obligor with respect to a $37,100 tax-exempt special project revenue bond and a $5,400 taxable special project revenue bond, both issued by the Massachusetts Port Authority (collectively, the "Massport Bonds"). The Massport Bonds, which mature on March 1, 2018, bear interest based on weekly floating rates and have no principal reductions prior to their scheduled maturities. The Massport Bonds may be

redeemed at any time, at the Company's option, without penalty. The Massport Bonds are secured by letters of credit issued by the Royal Bank of Scotland that expire on February 14, 2012, pursuant to amendments to the agreements during 2010. The annual letter of credit fee, which is included in interest expense is currently set at 1.10%. The Royal Bank of Scotland letters of credit are secured by the Harborside Hyatt Conference Center & Hotel. If the Royal Bank of Scotland fails to renew its letters of credit at expiration and an acceptable replacement provider cannot be found, the Company may be required to pay off the bonds.

Mortgage Loans

The Company's mortgage loans are secured by the respective property. The mortgages are non-recourse to the Company except for fraud or misapplication of funds.

On February 2, 2009, the Company repaid the LHO Financing Partnership I, LP mortgage loans in the aggregate amount of $38,385 plus accrued interest with cash and additional borrowings on its senior unsecured credit facility. The loans were due to mature in July 2009.

On June 1, 2009, the Company repaid the Hilton Alexandria Old Town mortgage loan in the amount of $30,873 plus accrued interest with cash and additional borrowings on its senior unsecured credit facility. The loan was due to mature in September 2009.

On October 27, 2009, the Company repaid the Gild Hall mortgage loan in the amount of $20,000 plus accrued interest with cash and additional borrowings on its senior unsecured credit facility. The loan was due to mature in November 2009.

On February 1, 2010, the Company repaid without fee or penalty the Le Montrose Suite Hotel mortgage loan in the amount of $12,836 plus accrued interest with cash and additional borrowings on its senior unsecured credit facility. The loan was due to mature in July 2010.

On October 6, 2010, in connection with the acquisition of the Hotel Roger Williams, the Company assumed a loan secured by the leasehold interest in the hotel with a principal balance of $64,000, fixed annual interest rate of 6.31% and maturity date in August 2016. The loan was determined to be at market terms through comparison to market debt obligations with similar credit policies.

Debt Summary

Debt as of December 31, 2010 and 2009 consisted of the following:

Debt	Interest Rate	Maturity Date	Balance Outstanding as of December 31, 2010	Balance Outstanding as of December 31, 2009
Credit facilities				
Senior unsecured credit facility	Floating[(a)]	April 2012[(a)]	$112,000	$ —
LHL unsecured credit facility	Floating[(b)]	April 2012[(b)]	8,193	6,259
Total borrowings under credit facilities			120,193	6,259
Massport Bonds				
Harborside Hyatt Conference Center & Hotel (taxable)	Floating[(c)]	March 2018	5,400	5,400
Harborside Hyatt Conference Center & Hotel (tax exempt)	Floating[(c)]	March 2018	37,100	37,100
Total bonds payable			42,500	42,500
Mortgage loans				
Le Montrose Suite Hotel	8.08%	July 2010[(d)]	—	12,859
Hilton San Diego Gaslamp Quarter	5.35%	June 2012	59,600	59,600
Hotel Solamar	5.49%	December 2013	60,900	60,900
Hotel Deca	6.28%	August 2014	9,658	9,908
Westin Copley Place	5.28%	August 2015	210,000	210,000
Westin Michigan Avenue	5.75%	April 2016	140,000	140,000
Indianapolis Marriott Downtown	5.99%	July 2016	101,780	101,780
Hotel Roger Williams	6.31%	August 2016	64,000	—
Mortgage loans at stated value			645,938	595,047
Unamortized loan premium[(e)]			269	342
Total mortgage loans			646,207	595,389
Total debt			$808,900	$644,148

(a) Borrowings bear interest at floating rates equal to, at the Company's option, either (i) LIBOR plus an applicable margin, or (ii) an Adjusted Base Rate plus an applicable margin. As of December 31, 2010, the rate, including the applicable margin, for the Company's outstanding LIBOR borrowing of $112,000 was 1.07%. There were no borrowings outstanding at December 31, 2009. On December 22, 2010, the Company exercised its option to extend the credit facility's maturity date to April 2012.

(b) Borrowings bear interest at floating rates equal to, at LHL's option, either (i) LIBOR plus an applicable margin, or (ii) an Adjusted Base Rate plus an applicable margin. As of December 31, 2010 and December 31, 2009, the rates, including the applicable margin, for LHL's outstanding LIBOR borrowings were 1.06% and 0.93%, respectively. On December 22, 2010, LHL exercised its option to extend the credit facility's maturity date to April 2012.

(c) The Massport Bonds are secured by letters of credit issued by the Royal Bank of Scotland that expire in February 2012. The Royal Bank of Scotland letters of credit are secured by the Harborside Hyatt Conference Center & Hotel. The bonds bear interest based on weekly floating rates. The interest rates as of December 31, 2010 were 0.28% and 0.38% for the $5,400 and $37,100 bonds, respectively. The interest rates as of December 31, 2009 were 0.35% and 0.32% for the $5,400 and $37,100 bonds, respectively. The Company also incurs an annual letter of credit fee of 1.10%.

(d) The Company repaid the mortgage loan on February 1, 2010 through borrowings on its senior unsecured credit facility.

(e) Mortgage debt includes an unamortized loan premium on the mortgage loan on Hotel Deca of $269 as of December 31, 2010 and $342 as of December 31, 2009.

Future scheduled debt principal payments as of December 31, 2010 are as follows:

2011	$ 2,236
2012	184,793
2013	64,687
2014	13,324
2015	214,797
Thereafter	328,794
Total debt principal payments	808,631
Premium on mortgage loan	269
Total debt	$808,900

A summary of the Company's interest expense and weighted average interest rates for borrowings for the years ended December 31, 2010, 2009 and 2008 is as follows:

	For the year ended December 31,		
	2010	2009	2008
Interest Expense:			
Interest incurred	$35,797	$37,664	$50,390
Amortization of deferred financing costs	907	995	1,348
Capitalized interest	(200)	(703)	(3,525)
Interest expense	36,504	37,956	48,213
Interest expense from discontinued operations	(4)	(5)	(6)
Interest expense from continuing operations	$36,500	$37,951	$48,207
Weighted Average Interest Rates for Borrowings:			
Senior unsecured credit facility	1.0%	1.3%	3.4%
LHL unsecured credit facility	0.9%	1.2%	3.9%
Massport bonds	0.3%	0.5%	2.5%

The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies. Rates and credit spreads take into consideration general market conditions and maturity.

The carrying value and estimated fair value of the Company's debt as of December 31, 2010 and 2009 were as follows:

	2010	2009
Carrying value	$808,900	$644,148
Estimated fair value	$807,742	$563,731

The carrying amounts of the Company's other financial instruments approximate fair value because of the relatively short maturities of these instruments.

Financial Covenants

Failure to comply with our financial covenants contained in our credit facilities and non-recourse secured mortgages could result from, among other things, changes in our results of operations, the incurrence of additional debt or changes in general economic conditions.

If the Company violates the financial covenants contained in either credit facility described above, the Company may attempt to negotiate a waiver of the violation or amend the terms of the credit facility with the lender thereunder; however, the Company can make no assurance that it would be successful in any such negotiations or that, if successful in obtaining a waiver or amendment, such amendment or waiver would be on terms attractive to the Company. If a default under any of the above debt instruments were to occur, the Company would possibly have to refinance the debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If the Company is unable to refinance its debt on acceptable terms, including upon maturity of the debt, it may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates upon refinancing, increases in interest expense would lower the Company's cash flow, and, consequently, cash available for distribution to its shareholders.

The Company's non-recourse secured mortgages contain debt service coverage ratio thresholds. If the Company's debt service coverage ratio fails to exceed a threshold level specified in a mortgage, cash flows from that hotel will automatically be directed to the lender to make required payments and fund certain reserves required by the mortgage and an additional reserve for future required payments, including final payment, until such time as the Company again becomes compliant with the specified debt service coverage ratio or the mortgage is paid off. This may limit the overall liquidity for the Company as cash from the hotel securing such mortgage would not be available for the Company to use. If the Company is unable to meet mortgage payment obligations, including the payment obligation upon maturity of the mortgage borrowing, the mortgage securing the specific property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.

The Company is in compliance with all covenants as of December 31, 2010.

6. Commitments and Contingencies

Ground, Land and Building, and Air Rights Leases

As of December 31, 2010, five of the Company's hotels, San Diego Paradise Point Resort and Spa, Harborside Hyatt Conference Center & Hotel, Indianapolis Marriott Downtown, The Hilton San Diego Resort and Spa and Hotel Solamar, and part of the parking lot at Sheraton Bloomington Hotel Minneapolis South, were subject to ground leases under non-cancelable operating leases expiring from October 2014 to December 2102. The lease on the parking lot at Sheraton Bloomington Hotel Minneapolis South (which was sold on January 12, 2011) expires in 2014. None of the remaining leases expire prior to 2020. The Westin Copley Place is subject to a long term air rights lease which expires on December 14, 2077 and requires no payments through maturity. The ground lease related to Indianapolis Marriott Downtown requires future ground rent of one dollar per year.

Hotel Roger Williams, acquired on October 6, 2010 (see Note 3), is subject to a lease of land and building which expires on December 31, 2044. The Company evaluated the terms of the lease agreement and determined the lease to be a capital lease pursuant to applicable GAAP guidance. At acquisition, the present value of the

remaining rent payments of $4,892 was recorded as a capital lease obligation. This obligation is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Total ground rent expense for the years ended December 31, 2010, 2009 and 2008 was $5,951, $5,828 and $7,213, respectively, of which $126, $122 and $122, respectively, is related to part of the parking lot at Sheraton Bloomington Hotel Minneapolis South, which is included in discontinued operations for all periods presented. Certain rent payments are based on the hotel's performance. Actual payments of rent may exceed the minimum required rent due to meeting specified thresholds. Future minimum rent payments (without reflecting future applicable Consumer Price Index increases) are as follows:

2011	$ 5,547
2012	5,554
2013	5,562
2014	5,526
2015	5,399
Thereafter	187,651
	$215,239

Reserve Funds

Certain of the Company's agreements with its hotel managers, franchisors and lenders have provisions for the Company to provide funds, generally 4.0% to 5.0% of hotel revenues, sufficient to cover the cost of (a) certain non-routine repairs and maintenance to the hotels and (b) replacements and renewals to the hotels' furniture, fixtures and equipment. Certain agreements require that the Company reserve cash. As of December 31, 2010, $10,599 was available in restricted cash reserves for future capital expenditures. The Company has sufficient cash on hand and availability on its credit facilities to cover required capital expenditures under agreements that do not necessitate that the Company separately reserve cash.

Restricted Cash Reserves

At December 31, 2010, the Company held $19,267 in restricted cash reserves. Included in such amounts are (i) $10,599 of reserve funds relating to the hotels with leases or operating agreements requiring the Company to maintain restricted cash to fund future capital expenditures, (ii) $7,629 deposited in mortgage escrow accounts pursuant to mortgage obligations to pre-fund a portion of certain operating expenses and debt payments, and (iii) $1,039 held by insurance companies on our behalf to be refunded or applied to future liabilities.

Litigation

In connection with the 2002 termination of the Meridien Hotels Inc. ("Meridien") affiliates at the New Orleans and Dallas hotels, the Company was engaged in litigation with Meridien and related affiliates. On September 11, 2008, the Company entered into a Settlement Agreement with Meridien that resolved and released each of the parties' respective claims, in consideration for a one-time payment by the Company in the amount of $5,500. The Company had previously accrued $1,204 as a contingent liability, and as a result, the Company recognized an additional expense of $4,296 for the year ended December 31, 2008, which is included in lease termination expense in the accompanying consolidated statements of operations.

The nature of the operations of the hotels exposes the hotels and the Company to the risk of claims and litigation in the normal course of their business. The Company is not presently subject to any material litigation nor, to the Company's knowledge, is any litigation threatened against the Company, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of

which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the liquidity, results of operations or business or financial condition of the Company.

Tax Indemnification Agreement

Pursuant to the acquisition of the Westin Copley Place, the Company entered into a Tax Reporting and Protection Agreement (the "Tax Agreement") with Transwest Copley Square LLC (formerly SCG Copley Square LLC). Under the Tax Agreement, the Company was required, among other things, to indemnify Transwest Copley Square LLC (and its affiliates) for certain income tax liabilities that such entities would have incurred if the Westin Copley Place were transferred by the Company in a taxable transaction or if the Company failed to maintain a certain level of indebtedness with respect to the Westin Copley Place or its operations. The obligations of the Company under the Tax Agreement (i) did not apply in the case of a foreclosure of the Westin Copley Place, if certain specified requirements were met, (ii) were limited to $20,000 (although a limitation of $10,000 was applicable to certain specified transactions) and (iii) terminated on the earlier of the tenth anniversary of the Company's acquisition of the Westin Copley Place or January 1, 2016.

On February 1, 2009, each of the 2,348,888 7.25% Series C Preferred Units, issued as part of the consideration to acquire the hotel, was redeemed and the Company issued 2,348,888 Series C Preferred Shares (see Note 7) to the unitholder. The issuance of the Series C Preferred Shares was effected in reliance upon an exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended. As a result of the redemption of all the partnership interests issued in consideration for the hotel, the contingent obligation of the Company to reimburse the seller of the hotel up to $20,000 of taxes related to unrealized taxable gains created at the time of the Company's acquisition of the hotel, as described in the Tax Agreement entered into by the Company, has become null and void. All of the Series C Preferred Shares were exchanged for Series G Preferred Shares (see Note 7) on a one-for-one basis on April 16, 2009. No Series C Preferred Shares remain outstanding.

7. Equity

Common Shares of Beneficial Interest

On April 19, 2007, the common shareholders approved an amendment to the Company's Amended and Restated Declaration of Trust increasing the number of authorized common shares of beneficial interest from 100 million to 200 million. Accordingly, at December 31, 2010 and 2009, there were 200 million authorized common shares.

On January 1, 2009, the Company issued an aggregate of 20,543 common shares of beneficial interest, including 15,955 deferred shares, to the independent members of its Board of Trustees for their earned 2008 compensation pursuant to award arrangements existing on or before January 1, 2008, of which 4,588 were issued from treasury.

On April 29, 2009, the Company completed an underwritten public offering of 12,362,500 common shares of beneficial interest, par value $0.01 per share, including 1,612,500 common shares pursuant to an overallotment option exercise. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $119,344. The net proceeds were used to reduce amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

On June 15, 2009, the Company completed an underwritten public offering of 10,000,000 common shares of beneficial interest, par value $0.01 per share, of which 470 were issued from treasury. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $141,093. The net proceeds were used to reduce amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

During 2009, the Company granted 213,935 restricted common shares of beneficial interest to the Company's executives and employees, of which 35,623 were issued from treasury. The restricted shares granted vest over three years, with 162,712 starting January 1, 2010 and 51,223 starting January 1, 2011. These common shares of beneficial interest were issued under the 2009 Plan.

During 2009, the Company issued 40,000 common shares of beneficial interest related to options exercised and 69,500 common shares of beneficial interest related to the conversion of common units, of which 479 were issued from treasury.

During 2009, the Company received 33,510 common shares of beneficial interest related to executives and employees surrendering shares to pay taxes at the time restricted shares vested.

During 2009, the Company received 113,346 common shares of beneficial interest related to the forfeiture of restricted shares due to employee and executive resignations and retired 105,696 forfeited restricted shares as they were issued under the 1998 Plan.

On January 1, 2010, the Company issued 8,097 common shares of beneficial interest from treasury and authorized an additional 28,155 deferred shares to the independent members of its Board of Trustees for their earned 2009 compensation pursuant to award arrangements existing on or before January 1, 2009.

On January 1, 2010, the Company issued 11,688 restricted common shares of beneficial interest to the Company's executives related to 18,596 long-term performance-based share awards, which were granted on December 20, 2006. The remaining 6,908 shares were forfeited based on performance on January 1, 2010 (see Note 7). One-third of the restricted shares, or 3,896 shares, vested immediately and the remaining two-thirds of the restricted shares, or 7,792 shares, will vest over two years, starting January 1, 2011. These common shares of beneficial interest were issued under the 1998 Share Option and Incentive Plan, which was in place prior to the 2009 Plan.

On January 27, 2010, the Company granted 49,122 restricted common shares of beneficial interest to the Company's executives and employees, of which 7,212 were issued from treasury. The restricted shares granted vest over three years, starting January 1, 2011. These common shares of beneficial interest were issued under the 2009 Plan.

On March 2, 2010, the Company completed an underwritten public offering of 6,152,500 common shares of beneficial interest, par value $0.01 per share, including 802,500 common shares pursuant to an overallotment option exercise by the underwriters. After deducting the underwriters' discounts and commissions and other offering costs, the Company raised net proceeds of approximately $109,150. The net proceeds were used to pay down amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

On April 19, 2010, the Company granted 1,153 restricted common shares of beneficial interest to the Company's employees, all of which were issued out of treasury. The restricted shares granted vest over three years, starting January 1, 2011. These common shares of beneficial interest were issued under the 2009 Plan.

On April 21, 2010, the Company entered into separate equity distribution agreements (the "Agreements") with each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC (collectively, the "Managers"). Under the terms of the Agreements, the Company may issue and sell from time to time through or to the Managers, as sales agents and/or principals, the Company's common shares of beneficial interest having an aggregate offering price of up to $150,000.

During August 2010, the Company sold 3,270,936 common shares of beneficial interest, par value $0.01 per share, under the Agreements, of which 36,044 were issued from treasury. After deducting the underwriters'

discounts and commissions and other offering costs, the Company raised net proceeds of approximately $74,856. The net proceeds were used to fund in part the September 1, 2010 acquisitions of the Hotel Monaco San Francisco, the Westin Philadelphia and the Embassy Suites Philadelphia – Center City.

As of December 31, 2010, the Company had availability under the Agreements to issue and sell common shares of beneficial interest having an aggregate offering price of up to $73,500.

During 2010, the Company received 26,262 common shares of beneficial interest related to executives and employees surrendering shares to pay taxes at the time restricted shares vested and 27,788 common shares of beneficial interest related to the forfeiture of restricted shares due to employee resignations.

Common Dividends

The Company paid the following dividends on common shares during the year ended December 31, 2010:

Dividend per Share	For the Quarter Ended	Record Date	Payable Date
$ 0.01	31-Dec-2009	31-Dec-2009	15-Jan-2010
$ 0.01	31-Mar-2010	31-Mar-2010	15-Apr-2010
$ 0.01	30-Jun-2010	30-Jun-2010	15-Jul-2010
$ 0.11	30-Sept-2010	30-Sept-2010	15-Oct-2010

Treasury Shares

Treasury shares are accounted for under the cost method. During the year ended December 31, 2010, the Company received 54,050 common shares of beneficial interest related to executives and employees surrendering shares to pay taxes at the time restricted shares vested and forfeiture of restricted shares due to employee resignations. During the year ended December 31, 2010, the Company re-issued 8,097 treasury shares related to earned 2009 compensation for the Board of Trustees pursuant to award arrangements existing on or before January 1, 2009, 8,365 treasury shares related to the grant of restricted common shares of beneficial interest in January and April 2010, and 36,044 treasury shares related to the sale of common shares of beneficial interest under the Agreements in August 2010.

At December 31, 2010, there were 1,544 common shares of beneficial interest in treasury.

Preferred Shares

On April 19, 2007, the common shareholders approved an amendment to the Company's Amended and Restated Declaration of Trust increasing the number of authorized preferred shares of beneficial interest from 20 million to 40 million. Accordingly, at December 31, 2010 and 2009, there were 40 million authorized preferred shares.

The Series B Preferred Shares, Series C Preferred Shares (which were issued effective February 1, 2009 and exchanged for Series G Preferred Shares on April 16, 2009), Series D Preferred Shares, Series E Preferred Shares and Series G Preferred Shares (collectively, the "Preferred Shares") rank senior to the common shares of beneficial interest and on parity with each other with respect to payment of distributions; the Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares of beneficial interest unless it has also paid (or set aside for payment) the full cumulative distributions on the Preferred Shares for the current and all past dividend periods. The outstanding Preferred Shares do not have any maturity date, and are not subject to mandatory redemption. The difference between the carrying value and the redemption amount of the Preferred Shares are the offering costs. In addition, the Company is not required to set aside funds to redeem the Preferred Shares. The Company currently has the option to redeem the Series B Preferred Shares. The

Company may not optionally redeem the Series E Preferred Shares or Series G Preferred Shares prior to February 8, 2011 and November 17, 2011, respectively, except in limited circumstances relating to the Company's continuing qualification as a REIT. After those dates, the Company may, at its option, redeem the Preferred Shares, in whole or from time to time in part, by payment of $25.00 per share, plus any accumulated, accrued and unpaid distributions to and including the date of redemption. Accordingly, the Preferred Shares will remain outstanding indefinitely unless the Company decides to redeem them.

The following Preferred Shares were outstanding as of December 31, 2010:

Security Type	Number of Shares
8 3/8% Series B Preferred Shares	1,100,000
7 1/2% Series D Preferred Shares	3,170,000
8% Series E Preferred Shares	3,500,000
7 1/4% Series G Preferred Shares	6,348,888

On February 1, 2009, each of the Series C Preferred Units was redeemed and the Company issued 2,348,888 Series C Preferred Shares. Prior to the exchange described below, the Series C Preferred Shares were held by SCG Hotel DLP, L.P. ("SCG"). On April 16, 2009, SCG exchanged its Series C Preferred Shares for an equal number of Series G Preferred Shares in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. On April 17, 2009, the Company filed a registration statement with the SEC to register the resale of the Series G Preferred Shares. On May 13, 2009, in connection with the exchange, the Company received a fee of $1,000, which the Company recognized in other income in the accompanying consolidated statements of operations.

Preferred Dividends

The Company paid the following dividends on preferred shares during the year ended December 31, 2010:

Security Type	Dividend per Share[1]	For the Quarter Ended	Record Date	Payable Date
8 3/8% Series B	$ 0.52	31-Dec-2009	1-Jan-2010	15-Jan-2010
7 1/2% Series D	$ 0.47	31-Dec-2009	1-Jan-2010	15-Jan-2010
8% Series E	$ 0.50	31-Dec-2009	1-Jan-2010	15-Jan-2010
7 1/4% Series G	$ 0.45	31-Dec-2009	1-Jan-2010	15-Jan-2010
8 3/8% Series B	$ 0.52	31-Mar-2010	1-Apr-2010	15-Apr-2010
7 1/2% Series D	$ 0.47	31-Mar-2010	1-Apr-2010	15-Apr-2010
8% Series E	$ 0.50	31-Mar-2010	1-Apr-2010	15-Apr-2010
7 1/4% Series G	$ 0.45	31-Mar-2010	1-Apr-2010	15-Apr-2010
8 3/8% Series B	$ 0.52	30-Jun-2010	1-Jul-2010	15-Jul-2010
7 1/2% Series D	$ 0.47	30-Jun-2010	1-Jul-2010	15-Jul-2010
8% Series E	$ 0.50	30-Jun-2010	1-Jul-2010	15-Jul-2010
7 1/4% Series G	$ 0.45	30-Jun-2010	1-Jul-2010	15-Jul-2010
8 3/8% Series B	$ 0.52	30-Sep-2010	1-Oct-2010	15-Oct-2010
7 1/2% Series D	$ 0.47	30-Sep-2010	1-Oct-2010	15-Oct-2010
8% Series E	$ 0.50	30-Sep-2010	1-Oct-2010	15-Oct-2010
7 1/4% Series G	$ 0.45	30-Sep-2010	1-Oct-2010	15-Oct-2010

(1) Amounts are rounded to the nearest whole cent for presentation purposes.

Noncontrolling Interest of Common Units in Operating Partnership

During 2009, 69,500 common units of limited partnership interest were redeemed for common shares of beneficial interest of the Company on a one-for-one basis and 500 common units of a limited partnership interest were redeemed for $11 of cash.

As of December 31, 2010, the Operating Partnership had no common units held by a third party outstanding.

Noncontrolling Interest of Preferred Units in Operating Partnership

As previously disclosed, each of the 2,348,888 7.25% Series C Preferred Units was redeemed on February 1, 2009.

There were no Preferred Units outstanding as of December 31, 2010.

8. Equity Incentive Plan

At the 2009 Annual Meeting of Shareholders held on April 23, 2009, the common shareholders approved the 2009 Plan, under which the Company may issue equity-based awards to officers, employees, non-employee trustees and any other persons providing services to or for the Company and its subsidiaries. The 2009 Plan provides for a maximum of 1,800,000 common shares of beneficial interest to be issued in the form of share options, share appreciation rights, restricted share awards, performance shares, phantom shares and other equity-based awards. In addition, the maximum number of common shares subject to awards of any combination that may be granted under the 2009 Plan during any fiscal year to any one individual is limited to 500,000 shares. The 2009 Plan terminates on January 28, 2019. The 2009 Plan authorized, among other things: (i) the grant of share options that qualify as incentive options under the Code, (ii) the grant of share options that do not so qualify, (iii) the grant of common shares in lieu of cash for trustees' fees, (iv) grants of common shares in lieu of cash compensation, and (v) the making of loans to acquire common shares in lieu of compensation (to the extent permitted by law and applicable provisions of the Sarbanes Oxley Act of 2002). The exercise price of share options is determined by the Compensation Committee of the Board of Trustees, but may not be less than 100% of the fair market value of the common shares on the date of grant. Restricted share awards and options under the 2009 Plan vest over a period determined by the Compensation Committee of the Board of Trustees, generally a three to five year period with certain awards vesting over periods of up to nine years. The duration of each option is also determined by the Compensation Committee, subject to applicable laws and regulation. There were no unvested stock options outstanding as of December 31, 2010. At December 31, 2010, there were 1,535,812 common shares available for future grant under the 2009 Plan.

Service Condition Nonvested Share Awards

From time to time, the Company awards nonvested shares under the 2009 Plan to members of the Board of Trustees, executives and employees. The nonvested shares vest over three to nine years based on continued employment. The Company measures compensation costs for the nonvested shares based upon the fair market value of its common stock at the date of grant. Compensation costs are recognized on a straight-line basis over the vesting period and are included in general and administrative expense in the accompanying consolidated statements of operations.

A summary of the Company's nonvested shares as of December 31, 2010 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	532,905	$24.51
Granted	50,275	21.12
Vested	(74,473)	26.45
Forfeited	(27,788)	17.05
Nonvested at December 31, 2010[(1)]	480,919	$24.29

(1) Amount excludes 7,792 long-term performance-based shares which were earned but nonvested due to a service condition as of December 31, 2010.

As of December 31, 2010 and 2009, there was $5,444 and $8,783, respectively, of total unrecognized compensation costs related to nonvested share awards. As of December 31, 2010 and 2009, these costs were expected to be recognized over a weighted–average period of 3.7 years and 3.8 years, respectively. The total fair value of shares vested (calculated as number of shares multiplied by vesting date share price) during the years ended December 31, 2010 and 2009 was $1,578 and $1,076, respectively. On September 13, 2009, 105,696 shares were forfeited with respect to an executive resignation. As a result, non-cash equity compensation related to those shares was reversed in September 2009. On September 27, 2010, the Company announced the termination of its former Chief Financial Officer no later than February 28, 2011. Pursuant to the terms of the original award agreements, all of his unvested service condition share awards would vest upon termination. Accordingly, the Company accelerated the recognition of previously unrecognized compensation costs on unvested awards over the estimated remaining service period. Dividends paid on forfeited restricted shares are reclassified from distributions in excess of retained earnings to general and administrative expense. The compensation costs (net of forfeitures) that have been included in general and administrative expenses in the accompanying consolidated statements of operations were $4,154, $2,926 and $4,438 for the years ended December 31, 2010, 2009 and 2008, respectively.

Long-Term Performance-Based Share Awards

On December 20, 2006, the Company's Board of Trustees granted 31,490 performance-based awards of nonvested shares to executives. On September 13, 2009, 12,894 shares were forfeited with respect to an executive resignation. The actual share amounts of the awards earned were determined on January 1, 2010, based on the performance period of January 1, 2007 through December 31, 2009, in accordance with the terms of the agreements. On January 1, 2010, the executives earned 62.9% of the target number of shares, or 11,688 shares. The shares representing the difference between 62.9% and 100% of the target, or 6,908 shares, were forfeited on January 1, 2010. One-third of the shares earned, or 3,896 shares, vested immediately on January 1, 2010 and the remaining two-thirds of the shares earned, or 7,792 shares, will vest in equal amounts on January 1, 2011 and January 1, 2012 based on continued employment. The executives received cash payments on the earned shares equal to the value of all dividends paid on common shares from December 31, 2006 until the determination date, January 1, 2010. As of January 1, 2010, the executives are entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

On December 17, 2007, the Company's Board of Trustees granted 45,376 performance-based awards of nonvested shares to executives. On September 13, 2009, 18,580 shares were forfeited with respect to an executive resignation. The actual share amounts of the awards will be determined on January 1, 2011, based on the performance period of January 1, 2008 through December 31, 2010, in accordance with the terms of the agreements. The actual amounts of the awards will range from 0% to 200% of the target amounts, depending on the performance analysis stipulated in the agreements, and none of the performance shares are outstanding until issued in accordance with award agreements based on performance. After the actual amounts of the awards are determined (or earned) on January 1, 2011, the earned shares will be issued and outstanding with a portion subject to further vesting based on continued employment. The executives will receive cash payments equal to

the value of all dividends paid on common shares from December 31, 2007 until the determination date, January 1, 2011, on all of the earned shares, including those subject to further vesting. Such amounts will be paid to the awardees on or about January 1, 2011. Thereafter, the executives will be entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

On May 31, 2008 and June 25, 2008, the Company's Board of Trustees granted 125,000 and 87,500 performance-based awards of nonvested shares to executives, respectively. On September 13, 2009, 25,000 shares were forfeited with respect to an executive resignation. The actual share amounts of the awards with respect to 37,500 shares will be determined on July 1, 2011, based on the performance period of July 1, 2008 through June 30, 2011. The actual amounts of the awards with respect to 75,000 shares will be determined on July 1, 2014, based on the performance period of July 1, 2011 through June 30, 2014. The actual amounts of the award with respect to 75,000 shares will be determined on July 1, 2017, based on the performance period of July 1, 2014 through June 30, 2017. The actual share amounts of the awards will range from 0% to 200% of the target amounts, depending on the performance analysis stipulated in the agreements, and none of the performance shares are outstanding until issued in accordance with award agreements based on performance. After the actual amounts of the awards are determined (or earned) on July 1, 2011, July 1, 2014 and July 1, 2017, the earned shares will be issued and outstanding with a portion subject to further vesting based on continued employment. The executives will receive cash payments equal to the value of all dividends paid on common shares from June 30, 2008 until the determination dates, July 1, 2011, July 1, 2014 and July 1, 2017, on all of the earned shares, including those subject to further vesting. Such amounts will be paid to the awardees on or about July 1, 2011, July 1, 2014 and July 1, 2017. Thereafter, the executives will be entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

On April 28, 2009, the Company's Board of Trustees granted 70,344 performance-based awards of nonvested shares to executives. The actual amounts of the awards will be determined on January 1, 2012, based on the performance period of January 1, 2009 through December 31, 2011, in accordance with the terms of the agreements. The actual amounts of the awards will range from 0% to 200% of the target amounts, depending on the performance analysis stipulated in the agreements, and none of the performance shares are outstanding until issued in accordance with award agreements based on performance. After the actual amounts of the awards are determined (or earned) on January 1, 2012, the earned shares will be issued and outstanding with a portion subject to further vesting based on continued employment. The executives will receive cash payments equal to the value of all dividends paid on common shares from December 31, 2008 until the determination date, January 1, 2012, on all of the earned shares, including those subject to further vesting. Such amounts will be paid to the awardees on or about January 1, 2012. Thereafter, the executives will be entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

On November 3, 2009 and January 27, 2010, the Company's Board of Trustees granted 10,228 and 48,648 performance-based awards of nonvested shares to executives, respectively. The actual amounts of the awards will be determined on January 1, 2013, based on the performance period of January 1, 2010 through December 31, 2012, in accordance with the terms of the agreements. The actual amounts of the awards will range from 0% to 200% of the target amounts, depending on the performance analysis stipulated in the agreements, and none of the performance shares are outstanding until issued in accordance with award agreements based on performance. After the actual amounts of the awards are determined (or earned) on January 1, 2013, the earned shares will be issued and outstanding with a portion subject to further vesting based on continued employment. The executives will receive cash payments equal to the value of all dividends paid on common shares from December 31, 2009 until the determination date, January 1, 2013, on all of the earned shares, including those shares subject to further vesting. Such amounts will be paid to the awardees on or about January 1, 2013. Thereafter, the executives will be entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

The fair values of the above described awards were determined by the Company utilizing valuation reports which used the Monte Carlo valuation method provided by a third-party consultant. The measurement of

performance stipulated in the award agreements consists of the comparison of the Company's "total return" (the increase in the market price of a company's common shares plus dividends declared thereon and assuming such dividends are reinvested as calculated by the FTSE NAREIT Equity Index) to the total return of the companies in the FTSE NAREIT Equity Index, the total return of six companies in a designated peer group of the Company and a Board-established total return goal.

Assumptions used in the valuations consisted of the following:

Capital Market Assumptions

- Factors associated with the underlying performance of the Company's stock price and shareholder returns over the term of the performance awards including total stock return volatility and risk-free interest.
- Factors associated with the relative performance of the Company's stock price and shareholder returns when compared to those companies which compose the index including beta as a means to breakdown total volatility into market-related and company specific volatilities.
- The valuation has been performed in a risk-neutral framework, so no assumption has been made with respect to an equity risk premium.

Employee Behavioral Assumptions

- As termination of employment results in forfeiture of the award, demographic assumptions have not been used.

The assumptions used were as follows for each performance measure:

	Volatility	Interest Rates	Dividend Yield	Stock Beta	Fair Value of Components of Award	Weighting of Total Awards
January 27, 2010 Grants						
Target amounts	83.30%	1.40%	N/A	N/A	$30.02	33.40%
NAREIT index	83.30%	1.40%	N/A	1.281	$28.96	33.30%
Peer companies	83.30%	1.40%	N/A	0.908	$29.28	33.30%
November 3, 2009 Grants						
Target amounts	83.10%	1.70%	N/A	N/A	$30.50	20.00%
NAREIT index	83.10%	1.70%	N/A	1.280	$28.72	40.00%
Peer companies	83.10%	1.70%	N/A	0.909	$30.61	40.00%
April 28, 2009 Grants						
Target amounts	76.20%	1.39%	N/A	N/A	$15.44	20.00%
NAREIT index	76.20%	1.39%	N/A	1.238	$16.45	40.00%
Peer companies	76.20%	1.39%	N/A	0.907	$16.25	40.00%
May 31, 2008 and June 25, 2008 Grants						
Target amounts	30.80%	2.90%	N/A	N/A	$24.81	20.00%
NAREIT index	30.80%	2.90%	N/A	1.152	$27.61	40.00%
Peer companies	30.80%	2.90%	N/A	1.022	$28.00	40.00%
December 17, 2007 Grants						
Target amounts	25.80%	3.07%	N/A	N/A	$28.69	20.00%
NAREIT index	25.80%	3.07%	N/A	1.123	$35.22	40.00%
Peer companies	25.80%	3.07%	N/A	1.004	$35.39	40.00%
December 20, 2006 Grants						
Target amounts	24.40%	4.74%	N/A	N/A	$43.29	20.00%
NAREIT index	24.40%	4.74%	1.32%	0.947	$51.47	40.00%
Peer companies	24.40%	4.74%	1.32%	0.967	$50.82	40.00%

A summary of the Company's long-term performance-based share awards as of December 31, 2010 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	153,236	$26.03
Granted	58,876	29.49
Vested[2]	(3,896)	49.53
Forfeited[2]	(6,908)	49.53
Nonvested at December 31, 2010[1]	201,308	$28.44

(1) Amount excludes 150,000 shares that have been committed for future performance share grants. Fair value will be estimated at the beginning of the performance measurement periods on July 1, 2011 and July 1, 2014.

(2) Amounts relate to the December 2006 awards which were determined on January 1, 2010, as described fully in the above section.

As of December 31, 2010 and 2009, there was $2,392 and $2,393, respectively, of total unrecognized compensation costs related to long-term performance-based share awards. As of December 31, 2010 and 2009, these costs were expected to be recognized over a weighted-average period of 2.7 and 2.9 years, respectively. As of December 31, 2010 and 2009, there were 3,896 and zero long-term performance-based share awards vested, respectively. Additionally, there were 7,792 and zero long-term performance-based awards earned but non-vested due to a service condition as of December 31, 2010 and 2009, respectively. On September 13, 2009, 56,474 shares were forfeited with respect to an executive resignation. As a result, non-cash equity compensation related to those shares was reversed in September 2009. On September 27, 2010, the Company announced the termination of its former Chief Financial Officer no later than February 28, 2011. Pursuant to the terms of the original award agreements, a portion of his unvested long-term performance-based share awards would vest upon termination. Accordingly, the Company accelerated the recognition of previously unrecognized compensation costs on unvested awards over the estimated remaining service period. The compensation costs (net of forfeitures) related to long-term performance-based share awards that have been included in general and administrative expense in the accompanying consolidated statements of operations were $1,737, $364 and $899 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company issues common shares of beneficial interest to the independent members of the Board of Trustees for at least half of their compensation in lieu of cash. The Trustees may elect to receive the remaining half in cash or additional common shares. All or a portion of the shares issued may be deferred. The Company issued an aggregate of 19,351, 36,252 and 20,543 shares, including 12,077, 28,155 and 15,455 deferred shares related to the Trustees' compensation for the years 2010, 2009 and 2008, respectively.

A summary of the Company's stock option activity for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding at beginning of year	21,000	$15.63	62,000	$11.03	77,000	$11.83
Options granted	—	—	—	—	—	—
Options exercised	(11,000)	14.14	(40,000)	8.55	(15,000)	15.13
Options forfeited	—	—	(1,000)	13.88	—	—
Options outstanding at end of year	10,000	$15.70	21,000	$15.63	62,000	$11.03
Weighted average remaining life	0.8 years		1.7 years		2.8 years	
Range of exercise prices on outstanding options	$14.88 to $16.51		$14.14 to $16.51		$8.55 to $16.51	
Options exercisable at end of year	10,000	$15.70	21,000	$15.63	62,000	$11.03
Available for future grant at year end	1,535,812		1,550,060		494,730	
Weighted average per share fair value of options granted during the year	N/A		N/A		N/A	

9. Participating Leases

The participating leases have non-cancelable terms of approximately three to five years (from commencement), subject to earlier termination upon the occurrence of certain contingencies, as defined. Each participating lease requires the applicable lessee to pay the greater of (i) base rent in a fixed amount or (ii) participating rent based on certain percentages of room revenue, food and beverage revenue, telephone revenue and other revenue at the applicable hotel. Participating rent applicable to room and other hotel revenues varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified quarterly threshold amounts. Both the base rent and the participating rent thresholds used in computing percentage rents applicable to room and other hotel revenues, including food and beverage revenues, are subject to annual adjustments based on increases in the United States Consumer Price Index published by the Bureau of Labor Statistics of the United States of America Department of Labor, U.S. City Average, Urban Wage Earners and Clerical Workers. Participating lease revenues from non-LHL leased properties for the year ended December 31, 2008 were $12,799, of which $5,907 was in excess of base rent. The remaining non-LHL participating leases expired in 2008 and transitioned to new leases with LHL. Accordingly, the Company will not receive lease revenue from non-LHL leased properties in future years. Rent from properties leased to LHL, a wholly-owned subsidiary, is eliminated in consolidation.

10. LHL

A significant portion of the Company's revenue is derived from operating revenues generated by the hotels leased by LHL.

Other indirect hotel operating expenses, including indirect operating expenses related to discontinued operations, consist of the following expenses incurred by the hotels leased by LHL:

	For the year ended December 31,		
	2010	2009	2008
General and administrative	$ 52,998	$ 48,192	$ 53,734
Sales and marketing	42,190	38,603	42,656
Repairs and maintenance	25,781	23,353	25,083
Utilities and insurance	23,347	23,453	24,709
Management and incentive fees	22,998	21,623	25,851
Franchise fees	4,771	4,171	5,041
Other expenses	1,552	1,676	1,467
Total other indirect expenses	173,637	161,071	178,541
Other indirect hotel operating expenses related to discontinued operations	(19,959)	(23,711)	(22,512)
Total other indirect expenses related to continuing operations	$153,678	$137,360	$156,029

As of December 31, 2010, LHL leased all 35 hotels owned by the Company as follows:

1. Sheraton Bloomington Hotel Minneapolis South
2. Harborside Hyatt Conference Center & Hotel
3. Hotel Viking
4. Topaz Hotel
5. Hotel Rouge
6. Hotel Madera
7. Hotel Helix
8. The Liaison Capitol Hill
9. Lansdowne Resort
10. Hotel George
11. Indianapolis Marriott Downtown
12. Hilton Alexandria Old Town
13. Chaminade Resort and Conference Center
14. Hilton San Diego Gaslamp Quarter
15. The Grafton on Sunset
16. Onyx Hotel
17. Westin Copley Place
18. Hotel Deca
19. The Hilton San Diego Resort and Spa
20. Donovan House
21. Le Parc Suite Hotel
22. Westin Michigan Avenue
23. Hotel Sax Chicago
24. Alexis Hotel
25. Hotel Solamar
26. Gild Hall
27. Hotel Amarano Burbank
28. San Diego Paradise Point Resort and Spa
29. Le Montrose Suite Hotel
30. Sofitel Washington, DC Lafayette Square
31. Hotel Monaco San Francisco
32. Westin Philadelphia
33. Embassy Suites Philadelphia - Center City
34. Hotel Roger Williams
35. Chamberlain West Hollywood

In May 2009, the Company recognized $9,494 as pre-tax income as a result of the termination of the management agreement with Marriott International at Seaview Resort, which is included in discontinued operations in the accompanying consolidated statements of operations since the hotel was sold on September 1, 2010 (see Note 4).

11. Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1998. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its shareholders. It is the Company's current intention to adhere to these requirements and maintain the Company's qualification for taxation as a REIT. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its net income that is currently

distributed to shareholders. If the Company fails to qualify for taxation as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable-REIT subsidiaries is subject to federal, state and local income taxes. LHL is a wholly-owned taxable-REIT subsidiary of the Company and as such is required to pay income taxes at the applicable rates.

For federal income tax purposes, the cash distributions paid to the Company's common shareholders of beneficial interest and preferred shareholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gains. Tax law permits certain characterization of distributions which could result in differences between cash basis and tax basis distribution amounts.

The following characterizes distributions paid per common share of beneficial interest and preferred share on a tax basis for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008	
	$	%	$	%	$	%
Common shares of beneficial interest						
Ordinary income	$0.1519	100.00%	$0.1250	100.00%	$1.2239	64.93%
Return of capital	—	0.00%	—	0.00%	0.6611	35.07%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 gain	—	0.00%	—	0.00%	—	0.00%
	$0.1519	100.00%	$0.1250	100.00%	$1.8850	100.00%
Preferred shares (Series B)						
Ordinary income	$2.0938	100.00%	$2.0938	100.00%	$2.0938	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 gain	—	0.00%	—	0.00%	—	0.00%
	$2.0938	100.00%	$2.0938	100.00%	$2.0938	100.00%
Preferred shares (Series C)						
Ordinary income	—	N/A	$0.2970	100.00%	—	N/A
Capital gain	—	N/A	—	0.00%	—	N/A
Unrecaptured Section 1250 gain	—	N/A	—	0.00%	—	N/A
	$0.0000	0.00%	$0.2970	100.00%	$0.0000	0.00%
Preferred shares (Series D)						
Ordinary income	$1.8750	100.00%	$1.8750	100.00%	$1.8750	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 gain	—	0.00%	—	0.00%	—	0.00%
	$1.8750	100.00%	$1.8750	100.00%	$1.8750	100.00%
Preferred shares (Series E)						
Ordinary income	$2.0000	100.00%	$2.0000	100.00%	$2.0000	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 gain	—	0.00%	—	0.00%	—	0.00%
	$2.0000	100.00%	$2.0000	100.00%	$2.0000	100.00%
Preferred shares (Series G)						
Ordinary income	$1.8125	100.00%	$1.8125	100.00%	$1.8125	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 gain	—	0.00%	—	0.00%	—	0.00%
	$1.8125	100.00%	$1.8125	100.00%	$1.8125	100.00%

Income tax expense (benefit) was comprised of the following for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,		
	2010	2009	2008
LHL's income tax expense (benefit)	$3,315	$4,103	$(2,129)
Operating Partnership's income tax expense	109	154	813
Total income tax expense (benefit)	3,424	4,257	(1,316)
Income tax benefit from discontinued operations	1,651	333	299
Income tax expense (benefit) from continuing operations	$5,075	$4,590	$(1,017)

The components of LHL's income tax expense (benefit) and income (loss) before income tax expense (benefit) from continuing operations and discontinued operations for the years ended December 31, 2010, 2009 and 2008 were as follows:

	For the year ended December 31,		
	2010	2009	2008
LHL's income tax expense (benefit):			
Federal			
Current	$ 196	$ 152	$ 18
Deferred	3,224	2,902	(1,410)
State & local			
Current	125	115	221
Deferred	(230)	934	(958)
Total	$ 3,315	$ 4,103	$(2,129)
LHL's income (loss) before income tax (expense) benefit:			
From continuing operations	14,848	9,820	(3,781)
From discontinued operations	(4,262)	(1,186)	(1,220)
Total	$10,586	$ 8,634	$(5,001)

LHL's provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to LHL's pretax income for the years ended December 31, 2010, 2009 and 2008 as a result of the following differences:

	For the year ended December 31,		
	2010	2009	2008
"Expected" federal tax expense (benefit) at statutory rate	$3,599	$2,936	$(1,700)
State income tax expense (benefit), net of federal income tax effect	693	550	(311)
Other, net	(977)	617	(118)
Income tax expense (benefit)	$3,315	$4,103	$(2,129)

The components of LHL's deferred tax asset as of December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	2009
LHL net operating losses	$ 9,376	$12,322
Bad debts	424	329
Golf memberships	143	385
Tax credit carryforwards	600	404
Other, net	111	208
Total deferred tax assets	$10,654	$13,648

The Company has estimated LHL's income tax expense using a combined federal and state statutory tax rate of 40.6%. As of December 31, 2010, the Company had a deferred tax asset of $10,654 primarily due to past years' tax net operating losses. These loss carryforwards will generally expire in 2023 through 2028 if not utilized by then. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset related to federal loss carryforwards prior to the expiration of the loss carryforwards and has determined that no valuation allowance is required. The Company analyzes state loss carryforwards on a state by state basis and records a valuation allowance when management deems it more likely than not that future results will not generate sufficient taxable income in the respective state to realize the deferred tax asset prior to the expiration of the loss carryforwards.

Regarding accounting for uncertainty in income taxes, GAAP guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the previously unrecognized benefit associated with the position is recognized in the financial statements. This pronouncement applies to all positions related to income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year ended December 31,		
	2010	2009	2008
Balance at beginning of year	$ 892	$799	$—
Additions based on tax positions related to the current year	—	—	799
(Reductions) additions for tax positions of prior years	(240)	93	—
Balance at end of year	$ 652	$892	$799

All of such amount, if recognized, would impact our reconciliation between the income tax expense (benefit) calculated at the statutory federal income tax rate of 34% and the actual income tax expense (benefit) recorded each year.

It is reasonably possible that the total amount of unrecognized tax benefits will decrease up to $652 within 12 months of the reporting date due to settlement opportunities with the applicable taxing authorities. As of December 31, 2010, the tax years that remain subject to examination by major tax jurisdictions generally include 2006 through 2010.

The Company recognizes penalties and interest related to unrecognized tax benefits in income tax expense (benefit). During the years ended December 31, 2010 and 2009, the Company recognized $69 and $57, respectively, in penalties and interest. The Company had $126 and $57 for the payment of penalties and interest accrued at December 31, 2010 and 2009, respectively.

12. Earnings per Common Share

The limited partners' outstanding limited partnership units in the Operating Partnership (which may be converted to common shares of beneficial interest) have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts since the limited partners' share of income would also be added back to net income. Any anti-dilutive shares have been excluded from the diluted earnings per share calculation. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Accordingly, distributed and undistributed earnings attributable to unvested restricted shares (participating securities) have been excluded, as applicable, from net income or loss attributable to common shareholders utilized in the basic and diluted earnings per share calculations. Net income or loss figures are presented net of noncontrolling interests in the earnings per share calculations.

For the years ended December 31, 2010 and 2009, diluted weighted average common shares do not include the impact of outstanding stock options and unvested compensation-related shares because the effect of these items on diluted earnings per share would be anti-dilutive. For the years ended December 31, 2010 and 2009, there were 173,258 and 77,035 anti-dilutive stock options and compensation-related shares outstanding, respectively.

The computation of basic and diluted earnings per common share is as follows:

	For the year ended December 31,		
	2010	2009	2008
Numerator:			
Net (loss) income attributable to common shareholders before discontinued operations	$ (23,942)	$ (21,182)	$ 3,186
Discontinued operations	(851)	2,412	7,444
Net (loss) income attributable to common shareholders	(24,793)	(18,770)	10,630
Dividends paid on unvested restricted shares	(118)	(20)	(668)
Undistributed earnings attributable to unvested restricted shares	0	0	0
Net (loss) income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$ (24,911)	$ (18,790)	$ 9,962
Denominator:			
Weighted average number of common shares—basic	69,549,441	54,477,414	40,158,745
Effect of dilutive securities:			
Stock options and compensation-related shares	0	0	99,225
Weighted average number of common shares—diluted	69,549,441	54,477,414	40,257,970
Basic Earnings per Common Share:			
Net (loss) income attributable to common shareholders per weighted average common share before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.35)	$ (0.39)	$ 0.06
Discontinued operations	(0.01)	0.05	0.19
Net (loss) income attributable to common shareholders per weighted average common share excluding amounts attributable to unvested restricted shares	$ (0.36)	$ (0.34)	$ 0.25
Diluted Earnings per Common Share:			
Net (loss) income attributable to common shareholders per weighted average common share before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.35)	$ (0.39)	$ 0.06
Discontinued operations	(0.01)	0.05	0.19
Net (loss) income attributable to common shareholders per weighted average common share excluding amounts attributable to unvested restricted shares	$ (0.36)	$ (0.34)	$ 0.25

13. Comprehensive Income

For the years ended December 31, 2010, 2009 and 2008, comprehensive income was $1,961, $7,618 and $33,127, respectively. As of December 31, 2010 and 2009, the Company's accumulated other comprehensive income was zero.

14. Supplemental Information to Statements of Cash Flows

	For the year ended December 31,		
	2010	2009	2008
Interest paid, net of capitalized interest	$ 35,562	$37,347	$ 47,367
Interest capitalized	200	703	3,525
Income taxes paid, net	482	473	1,053
Distributions payable on common shares	8,036	636	3,497
Distributions payable on preferred shares	6,689	6,689	5,624
Redemption of common/preferred units for common/preferred shares	—	59,121	13,781
Accrued capital expenditures	256	46	4,849
Issuance (forfeiture) of restricted shares to employees and executives, net	2,742	(1,505)	11,568
Issuance of common shares for board of trustees compensation	110	110	152
Repurchase of common shares into treasury	566	365	955
In conjunction with the sale of properties, the Company disposed of the following assets and liabilities:			
Investment in properties, net of closing costs	$ 122,202	$ —	$ —
Other assets	692	—	—
Liabilities	(2,039)	—	—
Sale of properties	$ 120,855	$ —	$ —
In conjunction with the property acquisitions, the Company assumed assets and liabilities and issued units as follows:			
Investment in properties (after credits at closing)	$(518,528)	$ —	$(52,910)
Other assets	(6,235)	—	—
Liabilities.	68,783	—	1,441
Acquisition of properties	$(455,980)	$ —	$(51,469)

15. Subsequent Events

On January 1, 2011, the Company issued an aggregate of 19,351 common shares of beneficial interest, including 12,077 deferred shares to the independent members of its Board of Trustees for their 2010 compensation. These common shares were issued under the 2009 Plan.

On January 1, 2011, the Company received 27,813 common shares of beneficial interest related to executives and employees surrendering shares to pay taxes at the time restricted shares vested.

On January 12, 2011, the Company sold the Sheraton Bloomington Hotel Minneapolis South for $20,000. Since the property was under contract for sale during the fourth quarter of 2010, it was classified as held for sale as of December 31, 2010 and the related impairment loss of $3,223 is included in 2010 results (see Note 4).

On January 19, 2011, the Company issued 2,600,000 7½% Series H Cumulative Redeemable Preferred Shares ($0.01 par value) at a price of $25.00 per share and received net proceeds, after costs, of approximately $62,800. On February 4, 2011, the underwriters exercised their rights to cover overallotments and purchased 150,000 additional Series H Preferred Shares, resulting in additional net proceeds to the Company of $3,600.

On January 21, 2011, 52,110 performance shares were issued to Hans S. Weger, former Executive Vice President, Chief Financial Officer, Treasurer and Secretary, in accordance with his termination agreement and upon his last day of employment with the Company. Of the shares, 10,403 were issued from the 1998 Plan and 41,707 were issued from the 2009 Plan.

On January 24, 2011, the Board of Trustees granted long-term equity incentive awards to Bruce A. Riggins, the Company's Executive Vice President, Chief Financial Officer and Secretary upon commencement of his employment with the Company. The approved awards include 19,635 time-based restricted shares issued from treasury and performance-based awards in a target amount of 8,925 shares.

On January 26, 2011, the Board of Trustees approved long-term equity incentive awards to Michael D. Barnello, the Company's President and Chief Executive Officer, and Alfred L. Young, the Company's Executive Vice President and Chief Operating Officer. The approved awards include 23,348 time-based restricted shares issued from treasury to Mr. Barnello, 12,572 time-based restricted shares issued from treasury to Mr. Young, and performance-based awards to Mr. Barnello in a target amount of 23,348 shares and to Mr. Young in a target amount of 12,572 shares.

On February 11, 2011, the Company provided notice to the holders of its 8⅜% Series B Cumulative Redeemable Preferred Shares of the redemption of those shares. The cash redemption price is $25.00 per share, plus accrued and unpaid dividends through the redemption date. The redemption date will be March 14, 2011.

From January 21, 2011 through February 16, 2011, the Company sold 2,619,811 common shares of beneficial interest, par value $0.01 per share, under the under equity distribution agreements (see Note 7). After deducting the underwriters discounts and commissions, the Company raised net proceeds of approximately $72,300. The net proceeds were used to pay down amounts outstanding under the Company's senior unsecured credit facility and under the LHL unsecured credit facility, and for general corporate purposes.

The Company paid the following common and preferred share dividends subsequent to December 31, 2010:

Security Type	Dividend per Share[1]	For the Quarter Ended	Record Date	Payable Date
Common	$0.11	31-Dec-2010	31-Dec-2010	14-Jan-2011
8⅜% Series B Preferred	$0.52	31-Dec-2010	1-Jan-2011	14-Jan-2011
7½% Series D Preferred	$0.47	31-Dec-2010	1-Jan-2011	14-Jan-2011
8% Series E Preferred	$0.50	31-Dec-2010	1-Jan-2011	14-Jan-2011
7¼% Series G Preferred	$0.45	31-Dec-2010	1-Jan-2011	14-Jan-2011

(1) Amounts are rounded to the nearest whole cent for presentation purposes.

16. Quarterly Operating Results (Unaudited)

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2010 and 2009 (in thousands, except per share data) follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years.

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues from continuing operations	$ 108,197	$ 165,725	$ 164,767	$ 161,794
Total expenses from continuing operations	126,128	151,365	152,752	167,617
Net (loss) income from continuing operations	(17,931)	14,360	12,015	(5,823)
Net (loss) income from discontinued operations	(1,246)	328	4,754	(4,687)
Net (loss) income	(19,177)	14,688	16,769	(10,510)
Net loss (income) attributable to noncontrolling interests	28	(9)	17	155
Distributions to preferred shareholders	(6,689)	(6,688)	(6,689)	(6,688)
Net (loss) income attributable to common shareholders	$ (25,838)	$ 7,991	$ 10,097	$ (17,043)
Earnings per Common Share—Basic:				
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.38)	$ 0.11	$ 0.07	$ (0.17)
Discontinued operations	(0.02)	—	0.07	(0.07)
Net (loss) income attributable to common shareholders per weighted average common share excluding amounts attributable to unvested restricted shares	$ (0.40)	$ 0.11	$ 0.14	$ (0.24)
Earnings per Common Share—Diluted:				
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.38)	$ 0.11	$ 0.07	$ (0.17)
Discontinued operations	(0.02)	—	0.07	(0.07)
Net (loss) income attributable to common shareholders per weighted average common share excluding amounts attributable to unvested restricted shares	$ (0.40)	$ 0.11	$ 0.14	$ (0.24)
Weighted average number of common shares outstanding:				
Basic	64,981,780	69,296,793	71,246,259	72,570,889
Diluted	64,981,780	69,398,026	71,345,731	72,570,889

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues from continuing operations	$ 114,964	$ 149,161	$ 147,799	$ 130,785
Total expenses from continuing operations	126,539	140,302	138,695	131,615
Net (loss) income from continuing operations	(11,575)	8,859	9,104	(830)
Net (loss) income from discontinued operations	(627)	6,051	1,026	(4,038)
Net (loss) income	(12,202)	14,910	10,130	(4,868)
Net (income) loss attributable to noncontrolling interests	(344)	(13)	(11)	16
Distributions to preferred shareholders	(6,322)	(6,689)	(6,688)	(6,689)
Net (loss) income attributable to common shareholders	$ (18,868)	$ 8,208	$ 3,431	$ (11,541)
Earnings per Common Share—Basic:				
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.45)	$ 0.04	$ 0.04	$ (0.12)
Discontinued operations	(0.01)	0.12	0.01	(0.06)
Net (loss) income attributable to common shareholders per weighted average common share excluding amounts attributable to unvested restricted shares	$ (0.46)	$ 0.16	$ 0.05	$ (0.18)
Earnings per Common Share—Diluted:				
Net (loss) income attributable to common shareholders before discontinued operations and excluding amounts attributable to unvested restricted shares	$ (0.45)	$ 0.04	$ 0.04	$ (0.12)
Discontinued operations	(0.01)	0.12	0.01	(0.06)
Net (loss) income attributable to common shareholders per weighted average common share excluding amounts attributable to unvested restricted shares	$ (0.46)	$ 0.16	$ 0.05	$ (0.18)
Weighted average number of common shares outstanding:				
Basic	40,602,995	50,920,244	63,002,718	63,043,417
Diluted	40,602,995	50,999,598	63,078,201	63,043,417

LASALLE HOTEL PROPERTIES

Schedule III—Real Estate and Accumulated Depreciation
As of December 31, 2010
(in thousands)

		Initial Cost			Cost Capitalized Subsequent to Acquisition[1]			Gross Amounts at Which Carried at Close of Period							
	Encumbrances	Land	Building and Improvements	Furniture, Fixtures and Equipment	Land	Building and Improvements	Furniture, Fixtures and Equipment	Land	Building and Improvements	Furniture, Fixtures and Equipment	Accumulated Depreciation	Net Book Value	Date of Original Construction	Date of Acquisition	Life on Which Depreciation in Statement of Operations is Computed
1. Sheraton Bloomington Hotel Minneapolis South[2]	$ —	$ 8,172	$ 11,258	$ 13,811	$ (1,020)	$ (503)	$ (11,718)	$ 7,152	$ 10,755	$ 2,093	$ —	$ 20,000	1969	12/01/95	3-40 years
2. Le Montrose Suite Hotel	—	5,004	19,752	2,951	—	4,895	6,630	5,004	24,647	9,581	18,217	21,015	1976	04/29/98	3-40 years
3. San Diego Paradise Point Resort and Spa	—	—	69,639	3,665	109	32,330	23,060	109	101,969	26,725	58,776	70,027	1962	06/01/98	3-40 years
4. Harborside Hyatt Conference Center & Hotel	42,500	—	66,159	5,246	8	4,328	5,435	8	70,487	10,681	37,196	43,980	1993	06/24/98	3-40 years
5. Hotel Viking	—	2,421	24,375	353	59	16,758	9,089	2,480	41,133	9,442	22,321	30,734	1850	06/02/99	3-40 years
6. Topaz Hotel	—	2,137	8,549	—	12	4,006	3,964	2,149	12,555	3,964	7,286	11,382	1963	03/08/01	3-40 years
7. Hotel Madera	—	1,682	6,726	—	15	5,071	3,595	1,697	11,797	3,595	6,578	10,511	1963	03/08/01	3-40 years
8. Hotel Rouge	—	2,162	8,647	—	17	5,017	5,035	2,179	13,664	5,035	8,150	12,728	1963	03/08/01	3-40 years
9. Hotel Helix	—	2,636	10,546	—	14	8,845	7,178	2,650	19,391	7,178	11,494	17,725	1962	03/08/01	3-40 years
10. The Liaison Capitol Hill	—	8,353	33,412	2,742	19	13,878	12,540	8,372	47,290	15,282	24,996	45,948	1968	06/01/01	3-40 years
11. Lansdowne Resort	—	27,421	74,835	3,114	33,131	26,732	16,348	60,552	101,567	19,462	45,941	135,640	1991	06/17/03	3-40 years
12. Hotel George	—	1,743	22,221	531	—	207	2,573	1,743	22,428	3,104	8,066	19,209	1928	09/18/03	3-40 years
13. Indianapolis Marriott Downtown	101,780	—	96,173	9,879	—	1,839	9,804	—	98,012	19,683	38,358	79,337	2001	02/10/04	3-40 years
14. Hilton Alexandria Old Town	—	11,079	45,539	2,597	—	1,782	5,079	11,079	47,321	7,676	17,078	48,998	2000	05/28/04	3-40 years
15. Chaminade Resort and Conference Center	—	5,240	13,111	299	24	8,808	7,532	5,264	21,919	7,831	10,141	24,873	1985	11/18/04	3-40 years
16. Hilton San Diego Gaslamp Quarter	59,600	5,008	77,892	2,250	—	828	3,307	5,008	78,720	5,557	16,490	72,795	2000	01/06/05	3-40 years
17. The Grafton on Sunset	—	1,882	23,226	431	11	966	1,587	1,893	24,192	2,018	5,193	22,910	1954	01/10/05	3-40 years
18. Onyx Hotel	—	6,963	21,262	445	—	138	483	6,963	21,400	928	3,710	25,581	2004	05/18/05	3-40 years
19. Westin Copley Place	210,000	—	295,809	28,223	—	10,992	11,440	—	306,801	39,663	76,245	270,219	1983	08/31/05	3-40 years
20. Hotel Deca[3]	9,658	4,938	21,720	577	—	433	2,925	4,938	22,153	3,502	5,461	25,132	1931	12/08/05	3-40 years
21. The Hilton San Diego Resort and Spa	—	—	85,572	4,800	75	15,196	12,607	75	100,768	17,407	27,612	90,638	1962	12/15/05	3-40 years
22. Donovan House	—	11,384	34,573	—	—	36,453	9,870	11,384	71,026	9,870	14,392	77,888	1972	12/16/05	3-40 years
23. Le Parc Suite Hotel	—	13,971	31,742	2,741	3	1,086	2,371	13,974	32,828	5,112	8,108	43,806	1970	01/27/06	3-40 years
24. Westin Michigan Avenue	140,000	38,158	154,181	24,112	17	9,521	11,316	38,175	163,702	35,428	50,924	186,381	1963/1972	03/01/06	3-40 years
25. Hotel Sax Chicago	—	9,403	104,148	889	155	21,854	14,068	9,558	126,002	14,957	27,256	123,261	1998	03/01/06	3-40 years
26. Alexis Hotel	—	6,581	31,062	578	13	8,023	5,749	6,594	39,085	6,327	9,427	42,579	1901/1982	06/15/06	3-40 years
27. Hotel Solamar	60,900	—	79,111	7,890	—	189	913	—	79,300	8,803	16,168	71,935	2005	08/01/06	3-40 years
28. Gild Hall	—	6,732	45,016	984	2	2,994	9,056	6,734	48,010	10,040	11,351	53,433	1999	11/17/06	3-40 years
29. Amarano Burbank	—	5,982	29,292	1,253	(1,090)	65	1,571	4,892	29,357	2,824	5,096	31,977	2002	12/19/06	3-40 years
30. Sofitel Washington, DC Lafayette Square	—	11,082	80,342	2,619	—	2	685	11,082	80,344	3,304	2,136	92,594	2002	03/01/10	3-40 years
31. Hotel Monaco San Francisco	—	11,435	53,186	3,736	—	—	14	11,435	53,186	3,750	692	67,679	1910/1995	09/01/10	3-40 years
32. Westin Philadelphia	—	35,100	106,100	3,776	—	—	227	35,100	106,100	4,003	1,145	144,058	1990	09/01/10	3-40 years
33. Embassy Suites Philadelphia – Center City	—	13,600	62,900	2,504	—	—	1	13,600	62,900	2,505	691	78,314	1963/1993	09/01/10	3-40 years
34. Hotel Roger Williams	64,000	—	95,079	3,509	—	1	17	—	95,080	3,526	869	97,737	1930/1998	10/06/10	3-40 years
35. Chamberlain West Hollywood	—	6,470	29,085	2,895	—	—	—	6,470	29,085	2,895	112	38,338	1970/2005	12/06/10	3-40 years
Total	$688,438	$266,739	$1,972,240	$139,400	$31,574	$242,734	$194,351	$298,313	$2,214,974	$333,751	$597,676	$2,249,362			

(1) Costs of disposals, impairments and reclassifications to property under development are reflected as reductions to cost capitalized subsequent to acquisition. Reclassifications from property under development are reflected as increases to cost capitalized subsequent to acquisition.

(2) The Sheraton Bloomington Hotel Minneapolis South was classified as held for sale at December 31, 2010 since the Company entered into a contract to sell the property and received a nonrefundable deposit prior to that date. The Company recorded an impairment loss of $3,223, including estimated costs to sell, during 2010 to write the net book value down to fair value of $20,000 at December 31, 2010.

(3) Encumbrance on the Hotel Deca is presented at face value which excludes loan premium of $269 at December 31, 2010.

LASALLE HOTEL PROPERTIES

Schedule III—Real Estate and Accumulated Depreciation—Continued
As of December 31, 2010

Reconciliation of Real Estate and Accumulated Depreciation:

Reconciliation of Real Estate:

Balance at December 31, 2007	$2,243,341
Improvements and additions to hotel properties	80,756
Reclassification to property under development	110,192
Balance at December 31, 2008	$2,434,289
Improvements and additions to hotel properties	18,617
Reclassification from property under development	5,941
Disposal of assets	(332)
Balance at December 31, 2009	$2,458,515
Acquisition of hotel property	523,420
Improvements and additions to hotel properties	20,015
Reclassification from property under development	1,694
Reclassification to property under development	(1,557)
Disposal of hotels	(121,296)
Impairment of assets held for sale	(32,687)
Disposal of assets	(1,066)
Balance at December 31, 2010[1]	$2,847,038

Reconciliation of Accumulated Depreciation:

Balance at December 31, 2007	$ 357,918
Depreciation	105,746
Reclassification to property under development	3,370
Balance at December 31, 2008	$ 467,034
Depreciation	109,174
Disposal of assets	(195)
Balance at December 31, 2009	$ 576,013
Depreciation	110,138
Disposal of hotels	(58,212)
Impairment of assets held for sale	(29,836)
Disposal of assets	(427)
Balance at December 31, 2010	$ 597,676

(1) Includes the assets of the Sheraton Bloomington Hotel Minneapolis South of $20,000 classified as held for sale at December 31, 2010.

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Corporate Information

Executive Officers

Michael D. Barnello
President, CEO and Trustee

Bruce A. Riggins
CFO and Executive Vice President

Alfred L. Young
COO and Executive Vice President

Board of Trustees

Michael D. Barnello
President and CEO
LaSalle Hotel Properties

Darryl Hartley-Leonard
Retired Chairman and CEO
Hyatt Hotels Corporation

Kelly L. Kuhn
President
Carlson Wagonlit Travel/Sato Travel

William S. McCalmont
CFO
The St. Joe Company

Donald S. Perkins
Retired Chairman and CEO
Jewel Companies, Inc.

Donald A. Washburn
Retired Executive Vice President
Northwest Airlines, Inc.

Stuart L. Scott
Chairman of the Board
Retired Chairman of the Board
Jones Lang LaSalle Incorporated

Corporate Address

LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814
(301) 941-1500
(301) 941-1553 (fax)

Visit our website at:
www.lasallehotels.com

Independent Auditors

KPMG LLP
Chicago, Illinois

Legal Counsel

DLA Piper LLP (US)
Raleigh, NC

Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
(800) 468-9716 or for outside the U.S. (651) 450-4064
TDD (for the hearing impaired):
(651) 450-4144

SEC Form 10-K and Other Information

Requests for additional copies of the Company's 2010 Annual Report on Form 10-K, charters of the board committees, code of ethics and corporate governance guidelines are made available on our website or in print (which will be provided free of charge) by sending requests to:

LaSalle Hotel Properties
Investor Relations Department
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

Annual Meeting of Shareholders

The 2011 Annual Meeting of Shareholders will be held on Thursday, April 21, 2011, at 8:00 a.m. EDT at the Hotel George,
15 E Street, NW
Washington, D.C. 20001

Stock Listing

LaSalle Hotel Properties is traded on the New York Stock Exchange under the symbol LHO. The number of shareholders as of February 16, 2011 was approximately 36,200.

Dividends

The Company declared cash dividends of $0.24 on its common stock in 2010.

Dividends Reinvestment Plan

LaSalle Hotel Properties offers a Dividend Reinvestment Plan to its shareholders. For more information, contact Wells Fargo Bank at (800) 468-9716 or for outside the U.S. (651) 450-4064
TDD (for the hearing impaired):
(651) 450-4144


LASALLE HOTEL
PROPERTIES

3 Bethesda Metro Center, Suite 1200, Bethesda, MD 20814
www.lasallehotels.com
NYSE: LHO

LASALLE HOTEL PROPERTIES
3 Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 2011

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Shareholders (the "Annual Meeting") of LaSalle Hotel Properties (the "Company") will be held on Thursday, April 21, 2011 at 8:00 a.m., local time, at the Hotel George, 15 E Street, NW, Washington, DC 20001, for the following purposes:

1. to elect two Class I trustees of the Company to serve until the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified;
2. to ratify the appointment of the Company's independent registered public accountants for the year ending December 31, 2011;
3. to approve, by non-binding vote, executive compensation;
4. to recommend, by non-binding vote, the frequency of executive compensation votes; and
5. to consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Trustees has fixed the close of business on February 9, 2011 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. Only shareholders of record of the Company's common shares of beneficial interest, $0.01 par value per share, at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

Pursuant to rules promulgated by the Securities and Exchange Commission, the Company is providing access to its proxy materials over the Internet. On or about March 11, 2011, the Board of Trustees expects to mail the Company's shareholders either (i) a copy of the Proxy Statement, the accompanying proxy card, the Annual Report and a Notice of Internet Availability of Proxy Materials (the "Notice"), which will indicate how to access the Company's proxy materials on the Internet or (ii) a Notice only.

Whether or not you plan to attend the Annual Meeting, your vote is very important, and the Company encourages you to vote promptly. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding all three methods of voting will be contained in the proxy card or Notice that you receive. If you execute a proxy by telephone, over the Internet or by mailing in a proxy card, but later decide to attend the Annual Meeting in person, or for any other reason desire to revoke your proxy, you may do so at any time before your proxy is voted.

By Order of the Board of Trustees



Bruce A. Riggins
Secretary

Bethesda, Maryland
March 11, 2011

LASALLE HOTEL PROPERTIES
3 Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814

PROXY STATEMENT

FOR THE 2011 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 2011

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees of LaSalle Hotel Properties (the "Company") for use at the 2011 Annual Meeting of Shareholders (the "Annual Meeting") of the Company to be held at the Hotel George, 15 E Street, NW, Washington, DC 20001 at 8:00 a.m. local time on Thursday, April 21, 2011, and at any adjournments or postponements thereof. At the Annual Meeting, shareholders will be asked:

1. to elect two Class I trustees of the Company to serve until the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified;
2. to ratify the appointment of the Company's independent registered public accountants for the year ending December 31, 2011;
3. to approve, by non-binding vote, executive compensation;
4. to recommend, by non-binding vote, the frequency of executive compensation votes; and
5. to consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

Pursuant to rules promulgated by the Securities and Exchange Commission (the "SEC"), the Company is providing access to its proxy materials over the Internet. On or about March 11, 2011, the Board of Trustees expects to mail the Company's shareholders either (i) a copy of this Proxy Statement, including the Notice of Annual Meeting attached hereto, the accompanying proxy card, the Company's Annual Report and Notice of Internet Availability of Proxy Materials (the "Notice") or (ii) a Notice only, each in connection with the solicitation of proxies by the Board of Trustees for use at the Annual Meeting and any adjournments or postponements thereof. On the date of mailing, the Company's proxy materials will be publicly available on the Internet according to the instructions provided in the Notice.

If you received a Notice by mail, you will not receive a printed copy of the proxy materials other than as described herein. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice will also instruct you as to how you may submit your proxy over the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Record Date

The Board of Trustees has fixed the close of business on February 9, 2011 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Only shareholders of record of the Company's common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), at the close of business on the record date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. As of the record date, there were 74,150,686 Common Shares outstanding and entitled to vote at the Annual Meeting. Holders of Common Shares outstanding as of the close of business on the record date will be entitled to one vote for each Common Share held by them.

Quorum Requirements

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding Common Shares entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker "non-votes," or proxies from brokers or nominees indicating that such person has not received instructions from the beneficial owner or other person entitled to vote such shares on a particular matter with respect to which the broker or nominee does not have discretionary voting power, such as the election of trustees, are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

Special Note Regarding Shares Held in Broker Accounts

On July 1, 2009, the SEC approved a change to New York Stock Exchange Rule 452 that eliminated the ability of brokers to exercise discretionary voting in uncontested trustee elections. The change, which is effective for shareholder meetings that are held on or after January 1, 2010, prohibits NYSE member organizations from giving a proxy to vote with respect to an election of trustees without receiving voting instructions from a beneficial owner. Therefore, brokers will not be entitled to vote shares at the Annual Meeting with respect to the election of trustees without instructions by the beneficial owner of the shares. ***Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of trustees.***

Voting Procedures

The affirmative vote of a plurality of all of the votes cast at a meeting at which a quorum is present is necessary for the election of the two Class I trustees. For purposes of the election of trustees, abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote. The Company's bylaws, however, provide that any nominee for trustee elected in an uncontested election at an Annual Meeting of Shareholders must submit a written resignation offer to the Board of Trustees within two weeks after the Company's certification of the election results, if the nominee received a greater number of votes *withheld* from his or her election than votes *for* such election. The Nominating and Governance Committee will then evaluate the best interests of the Company and its shareholders and recommend to the Board of Trustees the action to be taken with respect to any tendered resignation. Any trustee tendering a resignation offer to the Board of Trustees will not participate in the Committee or Board consideration of whether to accept such resignation offer.

The affirmative vote of a majority of all of the votes cast at a meeting at which a quorum is present is necessary to ratify the appointment of the Company's independent registered public accountants, which is considered a routine matter. For purposes of the vote on the ratification of the appointment of the Company's independent registered public accounts, abstentions will not be counted as votes cast and will have no effect on the result of the vote.

The affirmative vote of a majority of all of the votes cast at a meeting at which a quorum is present is necessary to approve, by non-binding vote, executive compensation. The frequency of the advisory vote on executive compensation receiving the greatest number of votes (every one, two or three years) will be considered the frequency recommended by shareholders. For purposes of the vote on executive compensation and the vote on the frequency of the vote on executive compensation, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Although the advisory votes on proposals 3 and 4 are non-binding, as provided by law, the Company's board will review the results of the votes and will take them into account in making a determination concerning executive compensation and the frequency of such advisory votes.

Shareholders of the Company are requested to direct their vote by telephone or the Internet as indicated in their Notice. Alternatively, shareholders may complete, sign, date and promptly return the proxy card that accompanied proxy materials that may have been mailed to the shareholder. Common Shares represented by a properly executed proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed on the proxy. If a properly executed proxy is submitted (other than by an institution subject to NYSE Rule 452) and no instructions are given, the proxy will be voted FOR the election of the two nominees for Class I trustees of the Company named in this Proxy Statement, FOR ratification of the Audit Committee's appointment of the Company's independent registered

public accountants for the year ending December 31, 2011, FOR the approval of executive compensation and "1 Year" for the frequency of the advisory vote on executive compensation. It is not anticipated that any matters other than those set forth in the Proxy Statement will be presented at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

A shareholder of record may revoke a proxy at any time before such proxy has been exercised by filing a written revocation with the Secretary of the Company at the address of the Company set forth above, by filing a duly executed proxy bearing a later date, by submitting another proxy by telephone or via the Internet that is later dated or by appearing in person and voting by ballot at the Annual Meeting. Any shareholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the Annual Meeting will not constitute revocation of a previously given proxy.

The Company's Annual Report on Form 10-K for its year ended December 31, 2010, which includes financial statements for the year then ended, is available for review on the Internet according to the directions provided in the Notice and at the Company's website at www.lasallehotels.com. The Company's Annual Report on Form 10-K, however, is not part of the proxy solicitation material.

PROPOSAL 1: ELECTION OF TRUSTEES

The Board of Trustees of the Company consists of seven members and is divided into three classes, with the trustees in each class serving for a term of three years and until their successors are duly elected and qualified. The term of one class expires at each Annual Meeting of Shareholders.

At the Annual Meeting, two trustees will be elected to serve until the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified. The Board of Trustees has nominated Messrs. Michael D. Barnello and Donald A. Washburn to serve as the Class I trustees. The Nominees are currently serving as the Class I trustees of the Company. Messrs. Barnello and Washburn are collectively referred to as the "Nominees." The Board of Trustees anticipates that each Nominee will serve, if elected, as a trustee. However, if any person nominated by the Board of Trustees is unable to accept election, the proxies will be voted for the election of such other person or persons as the Board of Trustees may recommend.

The Board of Trustees recommends a vote FOR each Nominee.

Information Regarding the Nominees and the Continuing Trustees

The following table and biographical descriptions set forth certain information with respect to each Nominee for election as a Class I trustee at the Annual Meeting and the continuing trustees whose terms expire at the Annual Meetings of Shareholders in 2012 and 2013, respectively. As a general matter, the Board considers each of its members particularly qualified to serve as a trustee given each member's senior executive management and professional public company experiences. The Board has identified specific attributes of each continuing trustee or Nominee that the Board has determined qualify that person for service on the Board.

Name	Age	Trustee Since	Amount and Nature of Beneficial Ownership of Common Shares[1]	Percent of Class[2]
Class I Continuing Trustees (Terms Expire in 2014)				
Michael D. Barnello........................	45	2008	258,231	*
Donald A. Washburn........................	66	1998	48,775	*
Class II Continuing Trustees (Terms Expire in 2012)				
Darryl Hartley-Leonard....................	65	1998	2,301[3]	*
Kelly L. Kuhn..................................	45	2003	2,547[3]	*
William S. McCalmont....................	55	2000	14,203[3]	*
Class III Nominees for Election at the Annual Meeting (Terms Expire in 2013)				
Donald S. Perkins............................	83	1998	32,985[3]	*
Stuart L. Scott..................................	72	1998	131,572[3]	*

* Represents less than one percent of class.

(1) All information has been determined as of February 9, 2011. For purposes of this table, a person is deemed to have "beneficial ownership" of the number of Common Shares which such person has the right to acquire pursuant to the exercise of share options exercisable within 60 days of February 9, 2011. None of the trustees has pledged any of their Common Shares as collateral.

(2) For purposes of computing the percentage of outstanding Common Shares held by each person, any Common Shares which such person has the right to acquire within 60 days of February 9, 2011 pursuant to the exercise of share options are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percent ownership of any other person.

(3) The number of Common Shares beneficially owned by each of the following persons includes the number of Common Shares which each such person has the right to acquire pursuant to the exercise of share options exercisable within 60 days of February 9, 2011. The number of such options for each trustee is as follows: Mr. Scott – 5,000. The number of Common Shares beneficially owned by the following persons *does not* include the number of Common Shares deferred as a portion of or all of such disinterested trustees' annual retainer (as discussed in "—Trustee Compensation" below): Mr. Hartley-Leonard – 12,091; Ms. Kuhn – 10,322; Mr. McCalmont – 20,942; Mr. Perkins – 36,061; and Mr. Scott – 30,147. Holders of Deferred Common Shares receive additional deferred shares in an amount equal to the amount of any dividends paid on the Common Shares exchangeable for the outstanding deferred shares, divided by the average closing price of the Common Shares on the New York Stock Exchange during the 10 trading days preceding the first day on which the Common Shares begin trading without entitlement to the applicable dividend. The total number of Deferred Common Shares for each trustee discussed in this footnote 3 includes additional deferred shares acquired through dividend reinvestment through December 31, 2010.

Class I Nominees for Election at the Annual Meeting——Terms Expire in 2014

Michael D. Barnello was appointed President of the Company effective May 31, 2008 and Chief Executive Officer effective September 13, 2009. Mr. Barnello previously served as the Company's Chief Operating Officer, a position he has held since the Company's formation. Prior to his appointment as President, Mr. Barnello served as Executive Vice President of Acquisitions of the Company. He is also President of LaSalle Hotel Lessee, Inc. Mr. Barnello joined Jones Lang LaSalle in April 1995 as a Vice President. Prior to April 1995, Mr. Barnello was a Vice President with Strategic Realty Advisors, formerly known as VMS Realty Partners, where he was responsible for hotel asset management from 1990 to 1995. Concurrently, Mr. Barnello was a Vice President at Stone-Levy LLC, an affiliate of Strategic Realty Advisers, where he was responsible for hotel acquisitions. Mr. Barnello holds a B.S. in Hotel Administration from the Cornell School of Hotel Administration.

The Board has determined that it is in the best interests of the Company and its shareholders for Mr. Barnello, in light of his day-to-day Company-specific operational experience and his significant hotel acquisition and management experience, to continue to serve as a trustee of the Board, subject to shareholder approval at the Annual Meeting.

Donald A. Washburn is a private investor. Mr. Washburn is a retired Executive Vice President of Northwest Airlines, Inc. ("Northwest") and was the Chairman and President-Northwest Cargo, Inc. Mr. Washburn joined Northwest in 1990 and served in a number of capacities, including Executive Vice President-Customer Service and Operations. Prior to joining Northwest, Mr. Washburn was a corporate Senior Vice President of Marriott Corporation, most recently Executive Vice President and general manager of its Courtyard Hotel division. Mr. Washburn is a director of Amedisys, Inc., The Greenbrier Companies, Inc., Key Technology, Inc. and one privately-held company. Mr. Washburn serves as a private equity fund advisory board member of Spell Capital Fund II and IV. Mr. Washburn graduated from Loyola University of Chicago, Kellogg School of Management at Northwestern University and the Northwestern University School of Law.

The Board has determined that it is in the best interests of the Company and its shareholders for Mr. Washburn, in light of senior hotel and airline expertise and his significant board experience, to continue to serve as a trustee of the Board, subject to shareholder approval at the Annual Meeting.

Class II Continuing Trustees—Terms Expire in 2012

Darryl Hartley-Leonard is a private investor. Mr. Hartley-Leonard was Chairman and CEO of PGI (an event production agency) from 1998 until 2005 and is a retired Chairman of the Board, President and Chief Executive/Chief Operating Officer of Hyatt Hotels Corporation. Mr. Hartley-Leonard is a director of Jones Lang LaSalle, a global real estate service company. Mr. Hartley-Leonard holds a B.A. from Blackpool Lancashire College of Lancaster University and an honorary doctorate of business administration from Johnson and Wales University.

The Board has determined that it is in the best interests of the Company and its shareholders for Mr. Hartley-Leonard, in light of his global commercial real estate experience and his senior hotel expertise, to continue to serve as a trustee of the Board.

Kelly L. Kuhn is President of Carlson Wagonlit Travel Military & Government Markets, beginning in 2007. Ms. Kuhn had been President of SatoTravel, a Navigant International company, since 2005. (Navigant International was acquired by Carlson Wagonlit Travel in 2006.) For four years prior, Ms. Kuhn had been Navigant International's Regional President for the north central region. Ms. Kuhn also serves on Carlson Wagonlit Travel North America's executive committee and is the executive sponsor of Carlson Wagonlit Travel's diversity initiatives. For approximately 10 years prior to joining Navigant International, Ms. Kuhn held several key positions at Arrington Travel Center, including manager of corporate communications, director of client and industry relations, vice president of operations, senior vice president, executive vice president and president and chief operating officer. Ms. Kuhn holds a B.A. from Northwestern University.

The Board has determined that it is in the best interests of the Company and its shareholders for Ms. Kuhn, in light of her considerable travel industry experience and travel industry trend expertise, to continue to serve as a trustee of the Board.

William S. McCalmont has been the Chief Financial Officer of The St. Joe Company since May 2007 and in addition was named Executive Vice President in February 2009. From 2003 through April 2007, Mr. McCalmont served as an Executive Vice President and the Chief Financial Officer of ACE Cash Express, Inc. From 2002 through 2003, Mr. McCalmont served as a founding member and principal of the Turtle Creek Group. From September 2000 to August 2001, Mr. McCalmont was the Chief Financial Officer of HQ Global Workplaces, Inc., a supplier of furnished, fully supported office space, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2002. Prior to that, Mr. McCalmont served as the Interim President and Chief Executive Officer of La Quinta Inns, Inc., the Chief Financial Officer of La Quinta Inns, Inc., the Chief Financial Officer of FelCor Suite Hotels and the Treasurer of Harrah's Entertainment. From October 2006 until April 2007, Mr. McCalmont served as a director of Aces Wired, Inc. Mr. McCalmont holds a B.A. from Rollins College and a M.S.I.A. from Carnegie-Mellon University.

The Board has determined that it is in the best interests of the Company and its shareholders for Mr. McCalmont, in light of his current public company financial reporting and operations experience and his hotel industry knowledge, to continue to serve as a trustee of the Board.

Class III Continuing Trustees —Terms Expire in 2013

Donald S. Perkins is the retired Chairman of the Board and Chief Executive Officer of Jewel Companies, Inc. (a diversified retailer) (1970 to 1980). Mr. Perkins is Chairman of Nanophase Technologies Corporation and serves as a director of LaSalle U.S. Realty Income III. He has previously served on more than 20 corporate boards including AT&T, Aon, Corning, Cummins Engine, Eastman Kodak, Inland Steel Industries, Kmart, Lucent Technologies, The Putnam Funds, Time Warner and Spring Industries. Mr. Perkins graduated from Yale University and Harvard Business School.

The Board has determined that it is in the best interests of the Company and its shareholders for Mr. Perkins, in light of his financial reporting expertise and public company directorship experiences, to continue to serve as a trustee of the Board.

Stuart L. Scott is the Company's Chairman of the Board of Trustees. He was appointed to that position effective September 13, 2009. Mr. Stuart was also Chairman of the Company's Board of Trustees from April 1998 to December 31, 2000. Mr. Scott was co-Chief Executive Officer of Jones Lang LaSalle and its predecessor entities from 1990 to 1992 and sole Chief Executive Officer from 1992 through 2001 and again for the year 2004. He retired from that firm at the end of 2004. Mr. Scott also served as Chairman of the Board of Directors of Jones Lang LaSalle and its predecessor entities from December 1992 through December 2001. Mr. Scott holds a B.A. from Hamilton College and a J.D. from the Northwestern University School of Law.

The Board has determined that it is in the best interests of the Company and its shareholders for Mr. Scott, in light of his commercial real estate and public company chairmanship experiences, to continue to serve as a trustee of the Board. In addition, Mr. Scott brings significant executive management experience to the Board and historical

perspective on the Company's origins and evolution, as Mr. Scott was a founder of the Company's predecessor at Jones Lang LaSalle.

Biographical Information of Executives Who Are Not Trustees

Bruce A. Riggins has served as Chief Financial Officer, Executive Vice President and Secretary of the Company since January 2011. Mr. Riggins is responsible for all financial, accounting, human resources and information technology activities. Prior to joining the Company, from 2006 to January 2011, Mr. Riggins served as the Chief Financial Officer of Interstate Hotels & Resorts, Inc., a hotel company that was publicly traded until 2010. From 2005 to 2006, he was Chief Financial Officer for Innkeepers USA Trust, a hotel company that was then publicly traded. Prior to joining Innkeepers USA Trust, Mr. Riggins served in various financial roles at Interstate Hotels & Resorts, Inc. and MeriStar Hospitality Corporation. Mr. Riggins received a B.S. from Virginia Polytechnic Institute and State University (Virginia Tech). Mr. Riggins is 38 years old.

Alfred L. Young has served as Executive Vice President and Chief Operating Officer of the Company since November 3, 2009. From 2000 until mid-2007, Mr. Young worked for the Company initially as an Asset Manager and later as Vice President of Acquisitions. Since leaving the Company in 2007 and until his appointment as Chief Operating Officer, Mr. Young was Managing Director – Hospitality for Caribbean Property Group, or CPG. CPG is a diversified real estate company with a focus on investing in hotels, commercial office, and retail properties throughout Central America and the Caribbean. CPG and Goldman Sachs' Whitehall Street Real Estate Fund run the Caribbean Real Estate Opportunity Fund that was formed to invest in the greater Caribbean region and Central America. Mr. Young received an M.B.A from George Mason University and a B.S. from Shepherd University. Mr. Young is 42 years old.

Trustee Compensation and Security Ownership Guidelines

2010 Compensation

Each trustee who is not an employee of or affiliated with the Company receives an annual fee of $105,000. Prior to the beginning of each year, each trustee makes an election to receive the annual retainer fee all in Common Shares in lieu of cash, half in cash and half in Common Shares or less than half in cash and the remainder in Common Shares. In accordance with the 2009 Equity Incentive Plan and procedures adopted by the Company, each such trustee may also elect to defer the receipt of all or a portion of his or her Common Shares (the "Deferred Common Shares"). Payment of the annual retainer, whether in cash, Common Shares or Deferred Common Shares, is made in January of the calendar year following the year in which the trustees served on the Board of Trustees, unless a trustee elects to defer payment as described below. The number of Common Shares or Deferred Common Shares issued is determined by dividing the dollar amount each trustee elects to receive in the form of Common Shares or Deferred Common Shares by the average daily closing price of the Common Shares on the New York Stock Exchange ("NYSE") for the year ending December 31st of the calendar year in which the fees are earned. A trustee may elect to have any Deferred Common Shares paid: (i) in a single payment on January 31st of the calendar year following the year in which the trustee ceases to serve on the Board of Trustees or (ii) in five equal annual installments beginning on January 31st of the calendar year following the year in which the trustee ceases to serve on the Board of Trustees. A trustee may not elect to defer payment of any cash portion of his or her annual retainer. Holders of Deferred Common Shares receive additional deferred shares in an amount equal to the amount of any dividends paid on the Common Shares exchangeable for the outstanding Deferred Common Shares, divided by the average closing price of the Common Shares on the NYSE during the 10 trading days preceding the first day on which the Common Shares begin trading without entitlement to the applicable dividend.

The Chairman of the Board of Trustees, if not an employee of or affiliated with the Company, receives an annual fee of $115,000, which is subject to the same cash, Common Shares or Deferred Common Shares elections described above. Additionally, the Chairman of the Audit Committee and the Chairman of the Compensation Committee each receive an additional $10,000 in compensation, which is subject to the same cash, Common Shares or Deferred Common Shares elections described above. Trustees do not receive any additional compensation in any form for their service, including for attendance at Board or Committee meetings or other equity grants. The Company reimburses trustees for out-of-pocket expenses incurred in connection with their service on the Board of Trustees. For the year ended December 31, 2010, the trustees who were not employees of the Company (six

individuals) received the compensation for service shown in the table below. The Company records the total value of the compensation received by the trustees on its financial statements for the year in which the fees are earned.

Summary of Non-Executive Trustee 2010 Compensation

Name	Fees Earned or Paid in Cash	All Other Compensation(1)	Total
Darryl Hartley-Leonard......	$105,000(2)	$2,882	$107,882
Kelly L. Kuhn....................	105,000(3)	1,912	106,912
William S. McCalmont......	111,932(4)	4,992	116,924
Donald S. Perkins..............	108,068(5)	7,467	115,535
Stuart L. Scott.....................	115,000(6)	5,985	120,985
Donald A. Washburn..........	115,000(7)	—	115,000

(1) Represents the value of dividends paid in 2010 on the Deferred Common Shares.

(2) Mr. Hartley-Leonard elected to receive half of his fees for service in the form of 2,301 Common Shares valued at a price of $22.82 which is the average daily closing price of the Common Shares on the NYSE for the year ended December 31, 2010. The trustee has 2,301 Common Shares and 12,091 Deferred Common Shares.

(3) Ms. Kuhn elected to receive half of her fees for service in the form of 2,301 Deferred Common Shares at a price of $22.82 which is the average daily closing price of the Common Shares on the NYSE for the year ended December 31, 2010. The trustee has 2,547 Common Shares and 10,322 Deferred Common Shares.

(4) Mr. McCalmont became Chairman of the Audit Committee on April 22, 2010. Mr. McCalmont elected to receive half of his fees for service in the form of 2,453 Common Shares valued at a price of $22.82 which is the average daily closing price of the Common Shares on the NYSE for the year ended December 31, 2010. The trustee has 14,203 Common Shares and 20,942 Deferred Common Shares.

(5) During 2010, Mr. Perkins served as Chairman of the Audit Committee from January 1, 2010 to April 22, 2010. Mr. Perkins elected to receive all of his fees for service in the form of 4,736 Deferred Common Shares valued at a price of $22.82 which is the average daily closing price of the Common Shares on the NYSE for the year ended December 31, 2010. The trustee has 32,985 Common Shares and 36,061 Deferred Common Shares.

(6) Mr. Scott elected to receive all of his fees for service in the form of 5,040 Deferred Common Shares valued at a price of $22.82 which is the average daily closing price of the Common Shares on the NYSE for the year ended December 31, 2010. The trustee has 126,572 Common Shares, 5,000 share options and 30,147 Deferred Common Shares.

(7) Mr. Washburn elected to receive half of his fees for service in the form of 2,520 Common Shares at price of $22.82 which is the average daily closing price of the Common Shares on the NYSE for the year ended December 31, 2010. The trustee has 48,775 Common Shares.

Security Ownership Guidelines

In 2007, the Compensation Committee established share ownership guidelines for trustees of the Company. The Compensation Committee believes that encouraging each trustee to maintain a meaningful ownership interest in the Company relative to his or her annual fees for service as a trustee is in the best interest of the Company and its shareholders. Under the guidelines, the Compensation Committee has recommended, and the Board of Trustees approved, that by 2013 each existing trustee should own shares in the Company having a value equal to or greater than 250% of the trustee's total annual compensation, including fees for service as a committee chairperson. Deferred Common Shares and Common Shares subject to vesting or forfeiture count toward the recommended levels. New trustees would have five years from the time of joining the Board of Trustees to meet the recommended levels. Once a trustee meets the share ownership guidelines, periodic market declines in the value of the Company's Common Shares will not adversely affect any previous determination by the Board of Trustees that the share ownership guidelines had been met by the trustee.

The Board of Trustees and Its Committees

The Company is managed under the direction of a seven-member Board of Trustees. Members of the Board are kept informed of the Company's business through discussions with the executive officers, by reviewing materials provided to them, by visiting the Company's properties and by participating in meetings of the Board and

its committees. Six of the trustees are independent of the Company's management. Currently, the Company's chairman and chief executive officer positions are not shared by the same person. Mr. Barnello serves as the Company's President and Chief Executive Officer and Mr. Scott, an independent trustee, serves as the Company's Chairman of the Board. In connection with the Board's succession plan for the chairman and chief executive officer positions, the Board believed it to be most appropriate to separate these posts during the chief executive officer transition process in 2009. In addition, Mr. Scott has significant chairmanship experience, including serving as Chairman of the Company from April 1998 through 2001. In the future, if the chairman and chief executive officer roles are not separated, the Board will consider the implementation of a lead trustee position. From January 2009 until his appointment as Chairman of the Board in September 2009, Mr. Scott was the Company's Lead Independent Trustee.

The Board of Trustees held ten meetings during 2010, and each trustee attended at least 75% of the Board meetings and each trustee's respective committee meetings. LaSalle Hotel Properties has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Board of Trustees does not have a policy with respect to trustees' attendance at Annual Meetings of Shareholders, and, because of the routine nature of the meeting and historical low levels of in-person shareholder participation at Annual Meetings of Shareholders, members of the Board of Trustees did not attend the last Annual Meeting of Shareholders.

The Company's Board of Trustees takes an active and informed role in the Company's risk management policies and strategies. At least annually, the Company's executive officers, who are responsible for the Company's day-to-day risk management practices, present to the Board of Trustees a comprehensive report on the material risks to the Company, including credit risk, liquidity risk and operational risk. At that time, the management team also reviews with the Board of Trustees the Company's risk mitigation policies and strategies specific to each risk that is identified. If necessary, the Board of Trustees may delegate specific risk management tasks to management or an appropriate committee. Throughout the year, management monitors the Company's risk profile and, on a regular basis, updates the Board of Trustees as new material risks are identified or the aspects of a risk previously presented to the Board materially change. The Audit Committee also actively monitors risks to the Company throughout the year, and with the aid of management, identifies any additional risks that need to be elevated for the full Board's consideration.

Independence of Trustees

At least a majority of the Company's trustees and each member of the current committees of the Board of Trustees must meet the test of "independence" as defined by the NYSE. The NYSE standards provide that to qualify as an "independent" trustee, in addition to satisfying certain NYSE "bright-line" criteria relating to trustee independence, the Board of Trustees must annually affirmatively determine that a trustee has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board of Trustees considered the relationships that certain trustees have with Jones Lang LaSalle and its affiliates (such as funds managed by Jones Lang LaSalle), and charitable contributions of the trustees. The Board of Trustees has determined that each of Ms. Kuhn and Messrs. Hartley-Leonard, McCalmont, Perkins, Scott and Washburn satisfies the NYSE "bright-line" criteria and that none has any relationship with the Company either directly or indirectly that would affect such person's independence. Therefore, the Board of Trustees believes that each of these trustees is independent under the NYSE rules. The Board's Trustee Independence Standards can be found under "Corporate Governance" in the "Investor Relations" section of the Company's website at www.lasallehotels.com.

The Company has three standing committees of the Board of Trustees that are described below and the members of the committees are identified in the following table.

Trustee	Audit Committee	Compensation Committee	Nominating and Governance Committee
Darryl Hartley-Leonard	✓		✓
Kelly L. Kuhn		✓	✓
William S. McCalmont	Chair	✓	✓
Donald S. Perkins	✓	✓	✓
Stuart L. Scott			Chair
Donald A. Washburn	✓	Chair	✓
Total Meetings Held	5	5	1

Audit Committee

The Audit Committee makes recommendations concerning the engagement of independent public accountants; reviews with the independent public accountants the plans and results of the audit engagement; approves professional services provided by the independent public accountants; reviews the independence of the independent public accountants and considers the range of audit and non-audit fees; reviews the Company's proposed responses to any comments of the SEC staff to the Company's periodic or current reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and reviews the adequacy of the Company's internal accounting controls. Additionally, the Audit Committee is responsible for monitoring the Company's procedures for compliance with the rules for taxation as a real estate investment trust under the Internal Revenue Code of 1986 (the "Internal Revenue Code"). The Board of Trustees has affirmatively determined that each Audit Committee member is independent as defined in Sections 303A.02 and 303A.07 of the listing standards of the NYSE and under the SEC rules for audit committees. The Board of Trustees has reviewed the audit committee members' service on audit committees of other public companies and has determined that such simultaneous service, if any, does not impair the members' ability to serve on the Company's audit committee. The Audit Committee has adopted a written audit committee charter which outlines certain specified responsibilities of the Audit Committee and complies with the rules of the SEC and the NYSE.

Compensation Committee

The Compensation Committee exercises all powers delegated to the Committee by the Board of Trustees in connection with compensation matters, including incentive compensation and benefit plans. In connection with those responsibilities, the Committee has the sole authority to retain and terminate compensation consultants employed by the Committee to help evaluate the Company's compensation programs. The Compensation Committee also has authority to grant awards under the Company's 2009 Equity Incentive Plan. Additionally, it is the Company's policy and procedure that any transaction involving any of its executive officers, trustees, trustee nominees, a 5% or greater shareholder or their immediate family members that the Company would be required to report pursuant to Item 404(a) of Regulation S-K promulgated by the SEC is subject to review and approval by the Compensation Committee. Item 404(a) requires disclosure of any transaction, since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the amount involved exceeds $120,000, and in which any of the related persons described above had or will have a direct or indirect material interest. The Company's corporate governance guidelines provide in writing that each member of the Board of Trustees will disclose any potential conflicts of interest to the Board and, if appropriate, refrain from voting on a matter in which the trustee may have a conflict. The Company's code of business conduct and ethics expressly prohibits the continuation of any conflict of interest by an employee, officer or trustee except under guidelines approved by the Board of

Trustees. In the event a conflict of interest arises, the Board of Trustees will review, among other things, the facts and circumstances of the conflict, the Company's applicable corporate governance policies, the effects of any potential waivers of those policies, applicable state law, and NYSE continued listing rules and regulations, and will consider the advice of counsel, before making any decisions regarding the conflict. The Board of Trustees has affirmatively determined that each member of this committee is independent under the NYSE listing standards.

Nominating and Governance Committee

The Nominating and Governance Committee assists the Board of Trustees by identifying individuals qualified to become Board members; recommends to the Board of Trustees the trustee nominees for the next Annual Meeting of Shareholders; recommends to the Board of Trustees the corporate governance guidelines applicable to the Company; leads the Board of Trustees in its annual review of the performance of the Board, all committees and each individual trustee; and recommends to the Board of Trustees the trustee nominees for each committee. The Board of Trustees has affirmatively determined that each member of this committee is independent under the NYSE listing standards.

Policy on Majority Voting

The Company's bylaws establish majority voting procedures with respect to the election of trustees. Pursuant to the bylaw provisions, in an uncontested election of trustees, any nominee who receives a greater number of votes *withheld* from his or her election than votes *for* his or her election will, within two weeks following certification of the shareholder vote by the Company, submit a written resignation offer to the Board of Trustees for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will consider the resignation offer and, within 60 days following certification by the Company of the shareholder vote at the election, will make a recommendation to the Board of Trustees concerning the acceptance or rejection of the resignation offer.

In determining its recommendation to the Board of Trustees, the Nominating and Corporate Governance Committee will consider all factors its members deem relevant, which may include:

- the stated reason or reasons why shareholders who cast *withhold* votes for the trustee did so;
- the qualifications of the trustee (including, for example, whether the trustee serves on the Audit Committee of the Board as an "audit committee financial expert" and whether there are one or more other trustees qualified, eligible and available to serve on the Audit Committee in such capacity); and
- whether the trustee's resignation from the Board of Trustees would be in the Company's best interests and the best interests of the Company's shareholders.

The Nominating and Governance Committee also will consider a range of possible alternatives concerning the trustee's resignation offer as the members of the Nominating and Governance Committee deem appropriate, which may include:

- acceptance of the resignation offer;
- rejection of the resignation offer; or
- rejection of the resignation offer coupled with a commitment to seek to address the underlying cause or causes of the majority-withheld vote.

Under the bylaw provisions, the Board of Trustees will take formal action on the recommendation no later than 90 days following certification of the shareholder vote by the Company. In considering the recommendation, the Board of Trustees will consider the information, factors and alternatives considered by the Nominating and Governance Committee and any additional information, factors and alternatives as the Board of Trustees deems relevant. Any trustee tendering a resignation offer will not participate in the Committee's or Board's consideration of whether to accept such resignation offer. The Company will publicly disclose, in a Current Report on Form 8-K filed with the SEC, the decision of the Board of Trustees. The Board of Trustees will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Nomination of Trustees

The Board of Trustees is divided into three classes with each class standing for election every three years. Before each Annual Meeting of Shareholders, the Nominating and Governance Committee considers the nomination of trustees in the class whose term expires at the next Annual Meeting of Shareholders and also considers new candidates whenever there is a vacancy on the Board or whenever a vacancy is anticipated due to a change in the size or composition of the Board, a retirement of a trustee or for any other reasons. In addition to considering incumbent trustees, the Nominating and Governance Committee identifies trustee candidates based on recommendations from the trustees and executive officers. The committee also has previously engaged, and may in the future engage, the services of third-party search firms to assist in identifying or evaluating trustee candidates. No such firm was engaged in 2010.

The Nominating and Governance Committee evaluates annually the effectiveness of the Board as a whole and of each individual trustee and identifies any areas in which the Board would be better served by adding new members with different skills, backgrounds or areas of experience. The Board of Trustees considers trustee candidates based on a number of factors including: (1) whether the Board member will be "independent," as such term is defined by the NYSE listing standards; (2) whether the candidate possesses the highest personal and professional ethics, integrity and values; (3) whether the candidate has an inquisitive and objective perspective, practical wisdom and mature judgment and (4) whether the candidate provides a diversity of viewpoints, background, experience and demographics as compared to the current members of the Board. Candidates are also evaluated on their understanding of the Company's business and willingness to devote adequate time to carrying out their duties. The Nominating and Governance Committee monitors the mix of skills, experience and background to assure that the Board has the necessary composition to effectively perform its oversight function. As noted immediately above, diversity characteristics of a candidate are just one of several factors considered by the Committee when evaluating trustee candidates. A candidate will neither be included nor excluded from consideration solely based on his or her diversity traits. The Committee conducts regular reviews of current trustees whose terms are nearing expiration, but who may be proposed for re-election, in light of the considerations described above and their past contributions to the Board. The Board reviews the effectiveness of its trustee candidate nominating policies annually.

The Nominating and Governance Committee will consider appropriate nominees for trustees whose names are submitted in writing by a shareholder of the Company. Trustee candidates submitted by the Company's shareholders will be evaluated by the Nominating and Governance Committee on the same basis as any other trustee candidates.

Nominations must be addressed to LaSalle Hotel Properties, 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814, Attn: Bruce A. Riggins, Corporate Secretary, indicating the nominee's qualifications and other relevant biographical information and providing confirmation of the nominee's consent to serve as trustee, if elected. In order to be considered for the next annual election of trustees, any such written request must comply with the requirements set forth in the bylaws of the Company and below under "Other Matters—Shareholder Proposals."

Non-Management Trustee Executive Sessions

As required by the rules of the NYSE, the non-management trustees of the Company's board regularly meet in scheduled executive sessions, without management present. These executive sessions generally follow after each meeting of the Board, each meeting of the Audit Committee, each meeting of the Compensation Committee and each meeting of the Nominating and Governance Committee. In 2010, the non-management trustees of the Board, the non-management members of the Audit Committee and the non-management members of the Compensation Committee each met in executive session without management present at least four times. In 2010, the non-management trustees of the Nominating and Governance Committee met once in executive session without management present. Pursuant to a resolution of the Board of Trustees, the independent Chairman of the Board of Trustees presides over each executive session of the Board of Trustees. The current Chairman of the Board of Trustees is Stuart L. Scott, who is an independent trustee. Executive sessions of the Audit Committee and of the Compensation Committee are presided over by the respective Chairman of each committee.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Kelly L. Kuhn, William S. McCalmont, Donald S. Perkins and Donald A. Washburn (Chairman). None of them has served as an officer of the Company or any of its subsidiaries. No member of the Compensation Committee has any other business relationship or affiliation with the Company or any of its subsidiaries (other than his or her service as a trustee).

Committee Charters, Governance Guidelines and Code of Business Conduct and Ethics

Each committee of the Board of Trustees has a written charter approved by the respective committee and the Board of Trustees. The Company also has adopted a code of business conduct and ethics that applies to all Company employees and each member of the Company's Board of Trustees. A copy of each charter, the Company's code of business conduct and ethics, the Company's corporate governance guidelines and the Trustee Independence Standards can be found under "Corporate Governance" in the "Investor Relations" section of the Company's website at www.lasallehotels.com.

Communication with the Board of Trustees, the Company's Independent Chairman and the Audit Committee

LaSalle Hotel Properties' Board of Trustees may be contacted by any party via mail at the address listed below.

Board of Trustees
LaSalle Hotel Properties
3 Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814

As discussed above, the Company's independent Chairman of the Board of Trustees presides over non-management trustee executive sessions. The current Chairman of the Board of Trustees is Stuart L. Scott. Mr. Scott can be contacted by any party via mail at the address listed below.

Chairman
Board of Trustees
LaSalle Hotel Properties
3 Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814

The Audit Committee has adopted confidential, anonymous processes for anyone to send communications to the Audit Committee with concerns or complaints concerning the Company's regulatory compliance, accounting, audit or internal controls issues. The Audit Committee can be contacted by any party via mail at the address listed below.

Chairman
Audit Committee
LaSalle Hotel Properties
3 Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814

Alternatively, anyone may call the Company's whistleblower hotline toll-free at 800-211-4304.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Trustees of the Company has selected the accounting firm of KPMG LLP to serve as independent registered public accountants of the Company for the year ending December 31, 2011, and the Board of Trustees is asking shareholders to ratify this appointment. Although current law, rules and regulations, as well as the Audit Committee charter, require the Company's independent auditor to be engaged, retained and supervised by the Audit Committee, the Board of Trustees considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of KPMG LLP for ratification by shareholders as a matter of good corporate practice. KPMG LLP has served as the Company's independent registered public accountants since the Company's formation in January 1998 and is considered by management of the Company to be well qualified.

Fee Disclosure

The following is a summary of the fees billed to the Company by KPMG LLP for professional services rendered for the years ended December 31, 2010 and December 31, 2009:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Audit Fees	$1,202,139	$1,095,168
Audit-Related Fees	–	–
Tax Fees	481,184	467,190
All Other Fees	–	–
Total	$1,683,323	$1,562,358

Audit Fees

Consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements (including property-level audits and an audit of LaSalle Hotel Lessee, Inc., the Company's taxable real estate investment trust subsidiary), review of the interim consolidated financial statements included in quarterly reports, review of registration statements and the preparation of comfort letters, and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. Audit fees also include fees for professional services rendered for the audit of the effectiveness of internal control over financial reporting.

Audit-Related Fees

Consist of fees billed for professional services in connection with acquisitions and dispositions, and other audit or attest services.

Tax Fees

Consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance and acquisitions and dispositions tax planning.

All Other Fees

Consist of fees for products and services other than services described under "Audit Fees," "Audit-Related Fees" and "Tax Fees." KPMG LLP did not perform any services for the Company during years ending December 31, 2010 and 2009 other than services described under "Audit Fees," "Audit-Related Fees" and "Tax Fees."

Pre-Approval Policy

The Audit Committee or its Chairman pre-approves all services rendered by the Company's independent registered public accountants. All of the fees paid to KPMG LLP that are described above were approved by the Audit Committee or its Chairman.

A representative of KPMG LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

The Audit Committee has considered whether (and has determined that) the provision by KPMG LLP of the services described under "Audit-Related Fees," "Tax Fees" and "Other Fees" is compatible with maintaining KPMG LLP's independence from management and the Company.

The Board of Trustees recommends a vote FOR the ratification of the appointment of the independent registered public accountants.

AUDIT COMMITTEE REPORT

The following is a report by the Company's Audit Committee regarding the responsibilities and functions of the Audit Committee.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Trustees, in accordance with the Audit Committee Charter. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed with management the Company's year end earnings release and script for year end earnings teleconferences.

The Audit Committee reviewed with the independent registered public accountants, who are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent registered public accountants the auditors' independence, the matters required to be discussed by Statement on Auditing Standards No. 61, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and discussed and received the written disclosures and the letter from the independent registered public accountants required by the Public Company Accounting Oversight Board regarding in the independent auditors' communications with the Audit Committee concerning independence.

The Audit Committee discussed with the Company's independent registered public accountants the overall scope and plans for their audit. The Audit Committee meets at least five times per year with the independent registered public accountants, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee holds meetings with management prior to the filing of each of the Company's Quarterly Reports on Form 10-Q with the SEC and the release to the public of its quarterly earnings, and reviews and discusses with management the Company's Quarterly Reports on Form 10-Q and its quarterly earnings releases and scripts for quarterly earnings teleconferences.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Trustees (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for its year ended December 31, 2010 for filing with the SEC.

The Audit Committee is also responsible for monitoring the Company's procedures for compliance with the rules for taxation as a real estate investment trust ("REIT") under the Internal Revenue Code.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting. Members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent registered public accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that KPMG LLP is in fact "independent."

The Audit Committee has adopted a written Audit Committee Charter that outlines certain specified responsibilities of the Audit Committee and complies with the rules of the SEC and the NYSE. The Audit Committee held five meetings during 2010.

Each of the Audit Committee members is independent as defined by the NYSE listing standards and each member is financially literate. The Board of Trustees has identified Donald S. Perkins and William S. McCalmont as the Audit Committee's "financial experts" within the meaning of the SEC rules.

Submitted by the Audit Committee of the Board of Trustees

William S. McCalmont (Chairman)
Donald S. Perkins
Darryl Hartley-Leonard
Donald A. Washburn

COMPENSATION COMMITTEE REPORT

The following is a report by the Company's Compensation Committee regarding the Company's executive officer compensation program.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement ("CD&A") with management of the Company. Based on the Compensation Committee's review of the CD&A and the Committee's discussions of the CD&A with management, the Compensation Committee recommended to the Board of Trustees (and the Board has approved) that the CD&A be included in the Company's Proxy Statement on Schedule 14A prepared in connection with the Annual Meeting.

Submitted by the Compensation Committee of the Board of Trustees

Donald A. Washburn (Chairman)
Kelly L. Kuhn
William S. McCalmont
Donald S. Perkins

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Principles and Objectives of Executive Officer Compensation Program

The Company's primary objectives are to provide income to its shareholders through increases in distributable cash flow and to increase long-term total returns to shareholders through appreciation in the value of its Common Shares. To do so, the Company seeks to enhance the return from, and the value of, the hotels in which it owns interests and any additional hotels the Company may acquire or develop, and invest in or acquire additional hotel properties on favorable terms.

The following table summarizes the primary components and rationale of the Company's compensation philosophy and the pay elements that support that philosophy.

Philosophy Component	Rationale/Commentary	Pay Element
Compensation should reinforce business objectives and Company values	The Company strives to provide a rewarding and professionally challenging work environment for its executive officers. The Company believes that executive officers who are motivated and challenged by their duties are more likely to achieve the individual and corporate performance goals designed by the Compensation Committee. The Company's executive compensation package should reflect this work environment and performance expectations.	All elements (salary, annual cash incentive bonuses, equity incentive compensation, health and welfare benefits)
Key executive officers should be retained	The primary purpose of the Company's executive compensation program has been and is to achieve the Company's business objectives by attracting, retaining and motivating talented executive officers by providing incentives and economic security.	All elements
Compensation should align interests of executive officers with shareholders	The Company's executive compensation is designed to reward favorable total shareholder returns, both in an absolute amount and relative to peers of the Company, taking into consideration the Company's competitive position within the real estate industry and each executive's long-term career contributions to the Company.	Equity incentive compensation
A significant amount of compensation for top executive officers should be based on performance	Performance-based pay aligns the interest of management with the Company's shareholders. Performance-based compensation motivates and rewards individual efforts and Company success. Approximately 50% of the executive officer's targeted compensation is linked to individual or company performance. The performance-based percentage of actual compensation increases as performance improves and decreases as performance declines. If the Company has poor relative performance and/or poor total shareholder returns, the executive officers will receive reduced incentive compensation and reduced total compensation. The executive officers have an opportunity, in the event of superior relative performance and superior total shareholder returns, to earn overall compensation packages greater than the compensation that would otherwise be paid.	Merit salary increases, annual cash incentive bonuses and equity incentive compensation

Philosophy Component	Rationale/Commentary	Pay Element
Compensation should be competitive	To attract and reduce the risk of losing the services of valuable managers but avoid the expense of excessive pay, compensation should be competitive. The Compensation Committee, with the help of outside advisors, assesses the competitiveness of the Company's compensation to its executive officers by comparison to compensation of executive officers at other public companies. The Compensation Committee has regularly retained the services of Towers Watson, an independent human resources and compensation consulting firm, to report on current market data and make recommendations regarding executive officer pay levels and incentive programs. Towers Watson typically obtains data for its reports from a combination of publicly-available proxy statements filed with the SEC and its own or third-party market surveys. Towers Watson last provided the Compensation Committee with current compensation information, based on then available proxy statement data and other data, in June 2010. The June 2010 report contained (i) a pay level comparison of the Company's executive officers against the executive officers of a group of 22 public real estate companies and against the executive officers of a group of five publicly-traded lodging REITs, (ii) a position-by-position analysis of executive officer pay at the selected REITs, and (iii) information about the financial position and market capitalization of the selected REITs. Towers Watson also reported on trends in the compensation of public REIT executive officers.	All elements

Role of the Compensation Committee

The Compensation Committee determines compensation for Messrs. Barnello and Young and Mr. Hans S. Weger (the "Named Executive Officers"). Mr. Weger's employment with the Company ended in January 2011; however, pursuant to SEC rules, he is considered a Named Executive Officer for 2010 and his 2010 compensation is discussed in this Proxy Statement. On January, 24, 2011, Mr. Riggins assumed the duties of the Company's Chief Financial Officer, Executive Vice President and Secretary. He did not receive compensation from the Company during 2010, and therefore, pursuant to SEC rules, he is not considered a Named Executive Officer for 2010.

The Compensation Committee consists of four trustees, Kelly L. Kuhn, William S. McCalmont, Donald S. Perkins and Donald A. Washburn (Chairman). The Compensation Committee exercises independent discretion in respect of executive compensation matters, including the retention or termination of any compensation consultant. The Committee may not delegate its primary responsibility of overseeing executive officer compensation but may delegate to management the administrative aspects of the Company's compensation plans that do not involve the setting of compensation levels for the Named Executive Officers. As part of the executive compensation determination process, the Committee seeks input from the trustees who are not on the Compensation Committee and the Chief Executive Officer whose recommendations are evaluated along with all other compensation data gathered by the Committee, including the Towers Watson studies described below. Moreover, each year the Compensation Committee prepares a list of management business objectives ("MBOs") in cooperation with the Named Executive Officers for the upcoming year. MBOs are used to determine 25% of each Named Executive Officer's annual target cash incentive bonus (discussed below). MBOs vary from year to year and may consist of matters such as working with hotel managers to implement cost savings at target levels; evaluating alternative financing and acquisition structures; evaluating and pursuing acquisition and growth opportunities; effectively executing material financial, accounting, compliance and communication responsibilities; and developing long-term strategic plans for specific hotel properties. The MBOs focus, in part, on enhancing the return from, and value of, the Company's hotels. The final MBOs are approved by the Board of Trustees. On a quarterly basis, the Named

Executive Officers provide the Compensation Committee with status reports on their success in achieving the MBOs.

Compensation for fiscal year 2010 for each of the Named Executive Officers was determined by the Compensation Committee based on a review of incentive compensation and total compensation paid by the Company to each Named Executive Officer in prior years, publicly-disclosed compensation packages of executives of other public lodging and other public real estate companies and the Company's performance both nominally and as compared to other public lodging REITs. During 2010, the Compensation Committee engaged, and met several times with, Towers Watson and directed Towers Watson to conduct industry compensation surveys. The resulting Towers Watson reports presented to the Compensation Committee focused on industry comparisons, based on the sample groups described below, of total compensation and its components, base salary and incentive compensation, which consisted of cash bonuses and equity awards. The reports also updated the Committee on current public REIT compensation trends. In addition, the Committee reviewed compensation information compiled by the National Association of Real Estate Investment Trusts, or NAREIT. The Committee also considered other matters, including the realized value of previously granted equity awards, and the total compensation payable under different scenarios such as change in control of the Company or termination of the Named Executive Officers' employment. With respect to incentive compensation, the Committee considered the number of share option awards that remained vested but unexercised, the number of time-based restricted shares that were vested, the number of performance-based restricted shares that were unearned and the number of time-based restricted shares that were outstanding but unvested.

Peer Groups

In June 2010, Towers Watson prepared a report for the Compensation Committee comparing the Company's compensation of the Named Executive Officers to that of: (i) a sample of 22 public real estate companies, spanning industry subsectors and asset classes but which were comparable to the Company in total enterprise value (which is the Company's total equity plus total debt); and (ii) a group of five public lodging REITs. The members of the peer groups are noted below.

Group of 22 Public Real Estate Companies

- Ashford Hospitality Trust, Inc.
- BioMed Realty Trust, Inc.
- Corporate Office Properties Trust
- Cousins Properties Incorporated
- DiamondRock Hospitality Company
- Equity One, Inc.
- FelCor Lodging Trust Incorporated
- First Industrial Realty Trust, Inc.
- Highwoods Properties, Inc.
- Kilroy Realty Corporation
- Lexington Realty Trust
- Mid-America Apartment Communities, Inc.
- National Retail Properties, Inc.
- Pennsylvania Real Estate Investment Trust
- Post Properties, Inc.
- PS Business Parks, Inc.
- Realty Income Corporation
- St. Joe Company
- Strategic Hotels & Resorts, Inc.
- Sunstone Hotel Investors, Inc.
- U-Store-It Trust
- Washington Real Estate Investment Trust

Publicly-Traded Lodging REITs

- Ashford Hospitality Trust, Inc.
- DiamondRock Hospitality Company
- FelCor Lodging Trust Incorporated
- Strategic Hotels & Resorts, Inc.
- Sunstone Hotel Investors, Inc.

The Towers Watson report included the following compensation components for the sample of public lodging REITs and other real estate companies: (a) base salary, (b) target total cash compensation, (c) long-term incentives and (d) target total direct compensation. The compensation of the Company's Named Executive Officers was determined by the Compensation Committee in the context of the comparison and reviews contained in the

report, but the Compensation Committee did not seek to set compensation of the Named Executive Officers to a particular percentile of the peer compensation or any single component thereof, such as compensation such as base salary, total cash compensation, incentive compensation or total direct compensation. Instead, the Committee reviewed the compensation information to inform itself of the compensation amounts paid by the Company's competitors to their executive officers and therefore required for executive officer recruitment and retention.

Components and Criteria of Executive Compensation

The Committee believes that each Named Executive Officer's overall compensation should be (i) payable over a longer period than one year, (ii) depend on a planned budget approved by the trustees, (iii) depend on the Company's performance relative to other REITs, (iv) depend on total compensation paid by REITs similar to the Company, either by size or by industry (in this case, the REIT lodging industry), and (v) depend on the Company's total shareholder return. The Committee believes that a significant portion of each Named Executive Officers' total compensation should be directly linked to the Company's relative performance and its total shareholder return. If the Company has poor relative performance and/or poor total shareholder return, the Named Executive Officers will receive reduced incentive compensation and reduced total compensation. In return, the Named Executive Officers have an opportunity, in the event of superior relative performance and superior total shareholder return, to earn overall compensation packages greater than established target amounts and the compensation historically paid. The Compensation Committee imposed nominal limits on certain aspects of the incentive compensation to help control unexpected levels of overall compensation to the Named Executive Officers as a result of extraordinary Company performance and total shareholder return and to maintain aggregate compensation at a level that is reasonable in the Company's overall size and cost structure. The Committee and the Board of Trustees retain the discretion to exceed the limits.

The Company pays annual base salaries at a competitive level compared to its peers, which is based on a review of the annual base salaries paid to the executive officers of the companies listed under "— Peer Groups." The Company pays annual cash incentive bonuses — the amount of which depends on management's achievement of the applicable MBOs and the Company's "Comparable FFO" per share (as defined below) performance relative to specific competitors and the Company's performance in absolute terms — to encourage the Named Executive Officers to pursue strategies that, to an appropriate degree, will benefit the Company in the near and long term. The Company pays time-based and performance-based long-term equity incentive compensation to encourage the Named Executive Officers to pursue strategies that will create value for the Company's shareholders over the long term and to promote continuity of management by retaining the Named Executive Officers.

The Committee seeks to have approximately half of overall executive compensation be paid in the form of annual base salary and target annual cash incentive bonus, and approximately half in the form of long-term equity incentive awards. For the Named Executive Officers, approximately 25% of their overall compensation is annual base salary, approximately 25% is in the form of the target annual cash incentive bonus, approximately 25% is in the form of time-based restricted share awards and approximately 25% is in the form of performance-based restricted share awards.

The Compensation Committee had previously determined that executive compensation for fiscal year 2010 primarily would consist of (i) annual cash base salary, (ii) annual cash incentive bonus, (iii) restricted share awards, subject to time-based forfeiture provisions and (iv) performance-based restricted share awards, the earned amount of which would depend on Company performance over a three-year period, one-third of which once earned vest at the end of the three-year period and two-thirds of which are subject to time-based forfeiture provisions once earned.

The following narrative discusses the components of historical fiscal year 2010 compensation.

Base Salary

Base salary is the only predictable form of annual cash compensation to the Named Executive Officers, and the Compensation Committee believes base salary is an important element of total compensation for that reason. The Compensation Committee believes that base salary should be commensurate with each Named Executive Officer's position and experience, subject to annual adjustments based on market conditions, peer group analysis and individual contributions and performance.

For 2010, the base salary of each of the Named Executive Officers was based on the following qualitative and quantitative factors:

- an assessment of the scope of the Named Executive Officer's responsibilities and leadership and individual role within the executive management team;
- the Named Executive Officer's contributions to the Company;
- the Named Executive Officer's expertise and experience within the industry;
- the competitive market compensation paid to executive officers in similar positions at the previously-described peer groups; and
- the Company's overall financial and business performance.

Compared to the other components of executive officer compensation, base salary determinations are more heavily weighted by the Compensation Committee's qualitative assessments of the Named Executive Officers. For example, specific quantitative benchmarks are considered when making determinations about performance incentives and targets related to the annual cash incentive bonus and long-term equity awards, as described elsewhere in this Proxy Statement.

The Compensation Committee annually reviews the individual responsibilities and leadership attributes of each Named Executive Officer. The Compensation Committee's review includes its evaluation of each Named Executive Officer's role and contributions to the Company during the last year. Among other matters, the Committee considers the performance of employees managed by each Named Executive Officer; the asset management strategies proposed or implemented by each Named Executive Officer to improve hotel property performance; the status of the Company's hotel property acquisition pipeline, as applicable; the Company's execution on short- and long-term strategic initiatives for which each Named Executive Officer is responsible; and the Company's compliance with applicable laws and regulations to the extent within each Named Executive Officer's responsibility. Because of the historical success of the Named Executive Officers during the last ten years, the Compensation Committee considers each Named Executive Officer's individual contribution to that team, and the base salary needed to retain the members of that team into the future.

When evaluating the effectiveness of the management team, the Committee also considered the execution of transactions and the operational execution of the team. In 2010, the Company acquired six hotels and divested two hotels and the Chicago development project. In conjunction with these portfolio transactions, the management team executed debt and equity transactions to maintain the Company's overall strong balance sheet position. In 2010, the management team continued to work with the various property level management teams to maintain expense control initiatives within the Company to limit the increases in property level expenses as the occupancy at the hotels began to improve. These asset management steps were in addition to or continuation of expense-control initiatives previously adopted by the Company. In total, the management team's asset management initiatives resulted in operating margins that were at a significantly higher level than those of the rest of the industry.

In addition, a tool by which the Compensation Committee measures a Named Executive Officer's performance is his progress with respect to his MBOs, which, as described above are prepared in cooperation with the Named Executive Officers by the Committee each year. Quarterly progress reports with respect to the MBOs provide the Compensation Committee with a regular update on the Named Executive Officer's performance. As noted elsewhere in this Proxy Statement, MBOs are primarily used to determine the annual cash incentive bonus, but MBOs also influence the Committee's determination of base salaries.

The Committee's review of a Named Executive Officer's role and contribution to the Company includes a dialogue between the Committee and each Named Executive Officer about his individual performance during the year. The Compensation Committee also solicits the observations of the Chief Executive Officer with respect to the performance of the other Named Executive Officers, especially as to day-to-day responsibilities and intra-company leadership qualities and growth.

With respect to the Committee's consideration of the market compensation paid to executive officers of the Company's competitors, the Committee reviews the base salaries paid to executive officers in different groups of the Company's peers. The Towers Watson report indicated that as of June 2010, compared to officers of similar positions at the 22 public real estate companies deemed comparable, the Company's Chief Executive Officer was

receiving a base salary 1% below median and the Company's Chief Operating Officer was receiving a salary 34% below median.

The 2010 base salary compensation paid to the Company's Named Executive Officers was determined by the Compensation Committee in the context of the foregoing comparison and reviews, but the Compensation Committee did not seek to set base salary of the Named Executive Officers to a particular percentile of the base salary paid by the peer companies to their officers. Instead, the Committee reviewed the salary information to inform itself of the salary levels paid by the Company's competitors and therefore required for executive officer recruitment or retention.

The Compensation Committee considers the financial and business performance of the Company in an absolute sense and relative to its peers. When evaluating the Company's financial and business performance, the Compensation Committee does not focus on any one particular performance measure or target but does consider, in addition to the Company's funds from operations, or FFO, performance, the Company's total return (defined as the increase in the market price of the Company's Common Shares plus dividends declared thereon and assuming such dividends are reinvested into the Company's Common Shares) over various periods. In addition, from the Company's initial public offering in 1998 through December 2010, the Company's total return was 185.84%, which is the highest total return of any publicly-traded hotel REIT and outperformed each of the S&P 500, the Russell 2000 Index, the Dow Jones Industrial Average and the NASDAQ Composite Index during that period.

While the Committee placed greater weight on the Company's performance over the long term, as discussed above, the Committee did consider the Company's total return over shorter-term time horizons. The Committee reviewed the Company's total return as described below and again determined that the Company's performance was excellent.

- Over a five-year period (2006-2010), the Company's total return was (14.22%), which outperformed the average total return of its peers by 24%.
- Over the three year period (2008-2010), the Company's total return was (9.13%), which outperformed the average total return of its peers by 40%.

As was the case with the base salary peer group comparisons, the Company's performance compared to its peers identified above was one of several factors considered by the Compensation Committee in determining the 2010 base salary compensation of the Company's Named Executive Officers. The Compensation Committee did not, however, seek to match base salary of the Named Executive Officers to a percentile that corresponded to the above performance percentages.

With respect to the Named Executive Officer's expertise and experience within the industry, the Committee considers involvement in industry or trade groups such as NAREIT, as well as awards or other recognition by industry or trade groups or other industry participants.

Annual Cash Incentive Bonus

The annual cash incentive bonus program is intended to compensate the Company's Named Executive Officers for achieving the Company's annual financial goals at both the corporate and hotel asset levels, as well as implementing long-term plans and strategies. The annual cash incentive bonus program is based on performance and responsibility level rather than on the basis of seniority, tenure or other entitlement. This performance-based program encourages the Company's officers to continually improve their capabilities to deliver short- and long-term business results. The Committee set the Named Executive Officer target annual cash incentive bonuses so that they are competitive with bonuses paid to executive officers in similar positions and with similar responsibilities at companies in the Company's previously-described peer groups. The annual cash incentive bonus for a fiscal year is typically paid in March of the fiscal year following such fiscal year, when audited financial statements for such fiscal year become available for both the Company and other publicly-traded lodging REITs. For example, the Company paid the Named Executive Officers their 2010 cash incentive bonuses in March 2011.

The Committee emphasizes the importance of incentive cash compensation (the annual cash incentive bonus program) as a component of total compensation for the Named Executive Officers. This component of the Company's compensation program is an investment in high quality, successful employees who can improve the

operational performance of the existing portfolio and generate new business opportunities and investments that create value for shareholders.

The annual cash incentive bonus is the product of the Named Executive Officer's annual target bonus (which is a percentage of his annual base salary) and a formula number. Depending on the achievement of the predetermined targets, the actual annual cash incentive bonus may be less than or greater than the target bonus, subject to limitations. Recognizing the need to remain competitive, the Compensation Committee set the maximum annual cash incentive bonus at 200% of target levels for 2010, which was unchanged from 2009. The Compensation Committee's consideration of the competitiveness of the target levels included:

- the Company's need to retain its experienced executive officers;
- the target cash compensation excluding base salary for executive officers at other publicly-traded real estate companies (as described in the 2010 report by Towers Watson); and
- the overall target cash compensation including base salary for executive officers at other publicly-traded real estate companies (also as described in the 2010 report by Towers Watson).

As described below, the formula number consists of three components. At the Board's discretion, it may allocate greater weight to any of the three components than the proportions stated below, and it may pay bonuses exceeding 200% of the target bonus.

The annual cash incentive bonus formula number consists of the following three components: (i) 25% of each target annual cash incentive bonus is based on management's achievement of the MBOs, as determined in the discretion of the Compensation Committee; (ii) 50% of each target annual cash incentive bonus is based on the Company's Comparable FFO per share performance ("Comparable FFO") relative to a budget scale approved annually by the Board of Trustees; and (iii) 25% of each target annual cash incentive bonus is based upon the Company's per-share Comparable FFO growth relative to the per-share Comparable FFO growth of a pre-selected peer group. Greater or less than the nominal amount may be awarded pursuant to any of the components, and caps and limitations apply. For example, an amount no more than 25% of the target bonus may be awarded pursuant to the third component if the Company reduced its dividend rate compared to the prior fiscal year (unless otherwise determined by the Board of Trustees or the Compensation Committee).

Management Business Objectives. Twenty-five percent of each target annual cash incentive bonus is nominally based on management's achievement of the MBOs. MBOs vary each year and may include goals such as working with hotel managers to implement cost savings at target levels; evaluating alternative financing and acquisition structures; evaluating and pursuing acquisition and growth opportunities; effectively executing material financial, accounting, compliance and communication responsibilities; and developing long-term strategic plans for specific hotel properties.

Achievement of the MBOs for a given fiscal year is determined for the executive officers as a group and not on an individual officer basis. Similarly, achievement is considered in totality of the MBOs and, in some cases, requires a subjective analysis of the goals rather than a mathematical measurement of performance. In addition, even in the case of MBOs that are amenable to objective measurement, achievement is not necessarily a pass or fail construct. For example, the Compensation Committee may consider how much progress was made toward meeting an objective performance standard or by how much a standard was surpassed. Accordingly, overall achievement of the MBOs is a reasoned judgment made by the Compensation Committee based on the facts and circumstances prevailing at the time of the determination and including conversations among the executive officers and the Compensation Committee.

The bulleted paragraphs below describe the MBOs for 2010. Below each bullet are the considerations that the Compensation Committee considered in analyzing the MBOs.

For 2010, the MBOs were:

- Continue to evaluate investments (including evaluation of the current economic environment) and pursue opportunities as appropriate, including utilization of equity as financially prudent.

  With respect to this MBO, the Compensation Committee considered that the Company placed bids on many hotels; acquired the Sofitel Washington, DC Lafayette Square, the Westin Philadelphia, the Embassy Suites Philadelphia – Center City, the Hotel Monaco San Francisco,

the Hotel Roger Williams and the Chamberlain West Hollywood; raised $109 million in common equity in an underwritten offering; and raised $74.9 million in common equity through the Company's at-the-market program.

- Evaluate opportunity to market Sheraton Bloomington Hotel, Seaview Resort and Westin City Center Dallas for potential sale and the overall strategic impact to the Company.

  With respect to this MBO, the Compensation Committee considered that the Company sold the Seaview Resort, the Westin City Center Dallas and the Sheraton Bloomington Hotel.

- Effectively execute all material financial, accounting, audit, compliance and communication responsibilities. Review the performance of the hotels with the Board and keep the Board informed of any issues promptly as they arise.

  With respect to this MBO, the Compensation Committee considered that there had been no material problems with closing the Company's books and preparing financial statements for each of the four quarters in 2010; that there were no material audit differences; and that there were no identified material weakness in internal control over financial reporting.

- Extend or put in place new Letter of Credit for Hyatt Harborside Bonds.

  With respect to this MBO, the Compensation Committee considered that the Letter of Credit was extended through February 14, 2012 at a 2.00% rate.

- Develop long-term strategic plan for Seaview Resort.

  With respect to this MBO, the Compensation Committee considered that the Company sold the Seaview Resort.

- Provide quarterly update on the Chicago market (including supply and demand changes) and the development status of the 330 N. Wabash building.

  With respect to this MBO, the Compensation Committee considered that the Company sold its interest in the 330 N. Wabash Building, and made this consideration in light of the prevailing conditions in the Chicago hotel market.

- Complete the management transition at certain hotels and monitor retail leases.

  With respect to this MBO, the Compensation Committee considered that the Company transitioned management of the hotels and the status of third-party leases at the properties.

- Achieve specified RevPAR indices at four hotels.

  Revenue per available room, also called RevPAR, of a hotel is calculated as the product of the hotel's average daily room rate for a period and the hotel's occupancy for the period. A RevPAR index for a hotel measures how the hotel is performing compared to its competitive set. A RevPAR index is calculated by dividing the hotel's RevPAR by the competitive set's RevPAR.

  With respect to this MBO, the Compensation Committee considered the RevPAR indices of the specified hotels as of 2010 fiscal yearend, as compared to 2009 fiscal yearend. In all cases, the RevPAR indices improved, although in the four cases the specified threshold was not achieved. The Company achieved 96% of the specified threshold on the RevPAR indices.

- Track and evaluate the restaurant performance at specified hotels and, if necessary, evaluate potential retail leases to a third party.

  With respect to this MBO, the Compensation Committee considered the operating results of the specified hotels, as well as opportunities to execute third-party leases at such properties.

- Track and evaluate the impact of new supply on certain of the Company's hotels, including manager performance.

  With respect to this MBO, the Compensation Committee considered the operating results of the identified hotels.

Comparable FFO Compared to Budget FFO. Fifty percent of each target annual cash incentive bonus is nominally based on the Company's Comparable FFO relative to a budget scale. The budget scale for fiscal year 2010 approved by the Board of Trustees and the Compensation Committee was based on a budget goal of $0.82 per outstanding common share. The Compensation Committee determined that the Company's Comparable FFO and the budget goal would be calculated to eliminate the effect of (i) income taxes, (2) transaction expenses related to acquisitions and dispositions (iii) pre-opening costs and (iv) any expenses related to the termination of Mr. Weger's employment.

Pursuant to the budget FFO component of the bonus program, if Comparable FFO equaled budget FFO, the targeted 50 percentage points would be earned. In general, for every percentage point by which the Comparable FFO is greater than or less than the budget FFO, four percentage points are added or subtracted, respectively, from the targeted 50 percentage points. For example, if budget FFO were $1.00 and Comparable FFO were $0.885, or 12.5% below budget FFO, then none of the potential 50 percentage points of the bonus component would be awarded. As another example, if Comparable FFO were $1.02 and budget FFO were $1.00, or 2.0% above budget FFO, then eight percentage points would be added to the targeted 50 percentage points, and an amount equal to 58% of the target bonus would be awarded pursuant to this component. For fiscal year 2010, the Compensation Committee determined the Company's Comparable FFO was approximately $1.46, or 78.0% greater than budget FFO.

Relative Per-Share Comparable FFO Growth. Twenty-five percent of each target annual cash incentive bonus is nominally based upon the Company's per-share Comparable FFO growth relative to the per-share Comparable FFO growth of six publicly-traded hotel REITs. The basis of the comparison is the percentage difference in Comparable FFO per share, calculated based on each company's published 2009 and 2010 FFO per share calculated to eliminate the effect of income taxes, after adjustment for any expenses related to impairment charges, executive departure costs and acquisition and pre-opening costs. The Compensation Committee in its discretion may further adjust Comparable FFO or the Company's Comparable FFO for one-time expenses incurred by companies in the peer group or the Company.

Pursuant to the relative per-share Comparable FFO growth component of the bonus program, if the per-share Comparable FFO growth of the Company equaled the average per-share Comparable FFO growth of the six peer companies, the targeted 25 percentage points would be earned. In general, for every percentage point by which the per-share Comparable FFO growth is greater than or less than the average per-share Comparable FFO for the six peer companies, two percentage points are added or subtracted, respectively, from the targeted 25 percentage points. For example, if the average per-share Comparable FFO growth of the six peer companies were 5% and the per-share Comparable FFO growth of the Company were 8%, or three percentage points greater, then six percentage points would be added to the targeted 25 percentage points, and an amount equal to 31% of the target bonus would be awarded pursuant to this component. For fiscal year 2010, the peer group consisted of the following six publicly-traded hotel REITs:

- Ashford Hospitality Trust, Inc.
- DiamondRock Hospitality Company
- FelCor Lodging Trust Incorporated
- Strategic Hotels & Resorts, Inc.
- Sunstone Hotel Investors, Inc.
- Host Hotels & Resorts, Inc.

The Company's Comparable FFO per share was $1.46 in 2010 compared to $1.51 in 2009, representing a 3.3% decrease in Comparable FFO per share. The average Comparable FFO per share decrease for the peer group was 5.3% from 2009 to 2010.

Calculation of the Bonus. The target bonus for Mr. Barnello for 2010 was 100% of his 2010 annual base salary, or $600,000. The target bonus for Mr. Young for 2010 was 73% of his 2010 annual base salary, or $200,000. For 2010, the absolute calculation of the annual cash incentive bonus was 125% of the target bonus. Excluding the effect of applicable bonus plan limitations, the calculation of the annual cash incentive bonus was 416%. With respect to the specific formula components for 2010, the following were achieved: (i) the MBOs, as determined by the Compensation Committee (25% of the target bonus); (ii) per-share Comparable FFO in excess of the budget goal established by the Compensation Committee of the Board of Trustees (362% of the target bonus) and (iii) per-share

Comparable FFO growth in excess of the per-share Comparable FFO growth of the applicable peer group (29% of the target bonus). Taken together, the sum of these components equals 416%. However, under the terms and conditions of the annual cash incentive bonus program, the Company's negative per-share FFO growth in 2010 as compared to 2009 operated to cap the bonus amounts to 125% of the target bonus. Because the Company's per-share Comparable FFO significantly exceeded the budget goal and its per-share Comparable FFO growth, while negative, exceeded the average of the Company's peer group and in light of the management team's acquisition, disposition and operational successes in an atypically difficult economic environment, the Compensation Committee of the Board of Trustees in its discretion elected to award a bonus equal to 150% of the target bonus. Pursuant to a determination by the Compensation Committee and his separation arrangement, Mr. Weger received an annual cash incentive bonus for 2010 of $398,438.

The Compensation Committee has approved a similar annual cash incentive bonus program for 2011.

Long-Term Equity Incentive Awards

Overview. The 2009 Equity Incentive Plan allows for long-term incentives to Named Executive Officers and key employees of, and consultants and other service providers to, the Company, its subsidiaries and advisors through grants of option rights, appreciation rights and restricted share awards. Since becoming self advised in 2001, the Company has never granted awards under the incentive plan to consultants and other service providers. Awards granted to Named Executive Officers and other employees under the incentive plan are designed to provide those grantees with an incentive to promote the long-term success of the Company in line with the shareholders' interests. The awards align the Named Executive Officers' interests with the interests of shareholders by providing each Named Executive Officer with an ownership interest in the Company and a stake in the Company's success. The 2009 Equity Incentive Plan is administered by the Compensation Committee, which has the discretion to determine those individuals or entities to whom awards will be granted, the number of shares subject to such rights and awards and other terms and conditions of the option rights, appreciation rights and restricted share awards. Each such award may have a vesting period that is tied to each Named Executive Officer's or employee's continued service to the Company or a specifically identified set of performance measures.

January 2010 Awards. The Compensation Committee considered a number of factors in determining to make the January 2010 awards, including:

- the fact that equity awards constituted an integral component of the Company's compensation philosophies described above, particularly that equity awards align the interests of the officers with those of the Company's shareholders and that a significant portion of compensation should be based on performance;
- the amount of target cash compensation of the officers for fiscal year 2010;
- the effect on the Company's operating results of cash and non-cash compensation;
- the total potential compensation to the officers if performance measurements were achieved at maximum thresholds;
- the long-term incentives and target and actual total direct compensation for executive officers at other publicly-traded real estate companies (as described in the 2010 report by Towers Watson); and
- the other factors discussed above under "—Base Salary," including the Company's historical performance.

The January 2010 awards consisted of (i) immediate awards of restricted shares subject to time-based vesting only and (ii) agreements to award restricted shares where the award amount is not determined until the end of a three-year measuring period. The Committee refers to the group of awards described in (ii) as performance-based restricted share awards. In the case of the performance-based restricted share awards, once the award is determined and made at the end of the three-year measuring period, two-thirds of the awarded shares remain subject to time-based forfeiture provisions.

The January 2010 long-term equity incentive awards described in subsection (i) of the paragraph immediately above included one tranche of time-based restricted shares for each Messrs. Barnello and Weger. Mr.

Barnello received 28,477 shares and Mr. Weger received 20,171 shares. These shares vest annually in three equal installments beginning on January 1, 2011.

The Compensation Committee also approved the performance-based restricted share awards for Messrs. Barnello and Weger as an additional long-term incentive designed to further align their interests with that of the shareholders. Pursuant to the January 2010 performance-based restricted share awards, Messrs. Barnello and Weger are eligible to receive the following target amounts of shares: Mr. Barnello – 28,477 shares and Mr. Weger – 20,171 shares. The actual number of shares received by Messrs. Barnello and Weger will depend on the Company's performance over the three-year measuring period. Based on the performance criteria described below, Messrs. Barnello and Weger may actually receive as few as zero shares or as many as twice the target number of shares. The details of the awards are as follows:

- The actual amount of the award will be determined on January 1, 2013 and will depend on the "total return" (as defined below) of the Company's Common Shares over a three-year period beginning with the closing price of the Company's Common Shares on December 31, 2009, and ending with the closing price of the Company's Common Shares on December 31, 2012.
- 33-1/3% of the award will be based on the Company's total return compared to the total return of all companies in the NAREIT Equity Index. As of December 31, 2010, the NAREIT Equity Index included 106 companies. See "Table 1" below for a tabular presentation of how the Company's total return relates to the earning of this first portion of the performance-based restricted share awards.
- Another 33-1/3% of the award will be based on the Company's total return compared to the total return of the six publicly-traded lodging REITs previously listed under "—Annual Cash Incentive Bonus" and that are included in the NAREIT Equity Index. Also see "Table 1" below for a tabular presentation of how the Company's total return relates to the earning of this second portion of the performance-based restricted share awards.
- The final 33-1/3% of the award will be based on the amount of the Company's total return compared to a Board-established total return goal. See "Table 2" below for a tabular presentation of how the Company's total return relates to the earning of this third portion of the performance-based restricted share awards.
- "Total return" is as calculated by the NAREIT Equity Index and is the increase in the market price of a company's common shares plus dividends declared thereon and assuming such dividends are reinvested into such company's common shares. The Board of Trustees elected to use this third-party rate of return calculation because it is a performance measurement frequently used in the REIT industry and provides a means of objectively comparing the Company's performance to other REITs and to particular REITs in the index that are the most appropriate benchmarks for the Company. In the event that the NAREIT Equity Index is discontinued or materially modified, the Board of Trustees, in its discretion, may revise the award terms.
- After the actual amount of the award is determined (or earned) on January 1, 2013, the earned shares will be issued and outstanding but a portion will be subject to further vesting. One-third of the earned amount will vest immediately on January 1, 2013, and the remaining two-thirds will vest in equal amounts on January 1, 2014 and January 1, 2015.
- Dividends will be deemed to have accrued on all of the earned shares, including those shares subject to further vesting, from December 31, 2009, until the determination date, January 1, 2013. Such accrued dividends will be paid to the awardee on or about January 1, 2013. Thereafter, the awardee is entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

The first table below provides additional detail on the performance thresholds for the first two of the three performance criteria and the corresponding percentage earned for such criteria. The second table below provides additional detail on the performance thresholds for the third of the three performance criteria and the corresponding percentage earned for such criterion. For example, the Company's total return compared to the NAREIT Equity Index and compared to its peers must be at least equal to the 40th percentile for Messrs. Barnello and Weger to earn any of their target shares in the first two performance categories. In addition, the Committee established a threshold

total return over a three-year period of 22.5%, which is based on a 7% compounded annual total return, for Messrs. Barnello and Weger to earn any of their target shares in the third performance category.

Actual performance will be calculated to an exact percent (rounded to the nearest 1/100th), so the payment for each criterion is on a continuum between the threshold amount and target amount or between the target amount and maximum amount, as applicable.

Table 1: Total Return vs. NAREIT Equity Index Companies and Total Return vs. Peer Group

	Percentile of Performance			
		Threshold	**Target**	**Maximum**
	Less than 40th percentile	**40th percentile**	**60th percentile**	**Greater Than or Equal to 80th percentile**
NAREIT Index	0% earned	50% earned	100% earned	200% earned
Peer Group	0% earned	50% earned	100% earned	200% earned

Table 2: Total Return vs. Committee-Established Goals

	Total Three-Year Return Performance			
		Threshold	**Target**	**Maximum**
	Less Than 22.5%	**22.5%[1]**	**29.5%[2]**	**Greater Than or Equal to 36.8%[3]**
Company total return	0% earned	50% earned	100% earned	200% earned

[1] Based on a 7% compounded annual total return.
[2] Based on a 9% compounded annual total return.
[3] Based on an 11% compounded annual total return.

Awards to Mr. Young. Mr. Young started with the Company on November 3, 2009. In connection with his appointment, Mr. Young was granted the following long-term equity incentive awards:

- 10,228 time-based restricted shares;
- a special, one-time award of 23,378 time-based restricted shares; and
- 10,228 performance-based restricted shares.

Mr. Young's time-based restricted share awards vest annually in three equal installments beginning on January 1, 2011. With respect to the award of performance-based restricted shares, the actual amount of the award will depend on the "total return" (as defined above) of the Company's Common Shares over a three-year period beginning with the closing price of the Company's Common Shares on December 31, 2009, and ending with the closing price of the Company's Common Shares on December 31, 2012. One-third of the earned shares, if any, will vest immediately on January 1, 2013 and the remaining two-thirds will vest in equal amounts on January 1, 2014 and January 1, 2015.

Additional Award Provisions. The Committee elected to include a provision in the performance-based restricted share award agreement that accelerated the measuring period in the event of a change in control of the Company. As a condition to the acceleration of the earning period, Messrs. Barnello, Weger and Young agreed to a 12-month limited non-compete with the Company that restricts Messrs. Barnello, Weger and Young from participating in any business operation primarily engaged in owning (as compared to, for example, franchising or managing) luxury or upscale hotels in urban, resort or convention markets in the United States. In the event that Messrs. Barnello, Weger or Young breaches the limited non-competition provisions, the Named Executive Officer must pay to the Company an amount equal to the market value of that portion of the performance-based restricted share award that received accelerated earning as a result of the change in control. The 12-month period commences at the time of the change in control, and market value is the market value at the time of the change in control.

Share Options. The Company has not granted any share option awards to any of the executive officers since 2001 or any of the trustees since 2002. All share options previously issued have vested. All vested share options have been exercised except for 5,000 share options held by Mr. Scott.

Other Benefits

In addition, consistent with the philosophy of the Compensation Committee to establish individual- and Company-based performance measures, the Committee will continue to maintain competitive benefits and perquisites for Named Executive Officers; however, the Committee does not view benefits and perquisites for officers as a key component of the Company's compensation program and their total value remains a small percentage of each Named Executive Officer's base salary. The Compensation Committee may revise, amend or add to the Named Executive Officer's benefits and perquisites if it deems it advisable.

Other Factors Considered by the Compensation Committee

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit on the amount of compensation that may be deducted annually by the Company on its tax return with respect to each of its Named Executive Officers. In general, compensation paid pursuant to a plan which is performance-related, non-discretionary and has been approved by the Company's shareholders is not subject to this limit. Each of the Company's 1998 Share Option and Incentive Plan and 2009 Equity Incentive Plan is qualified so that performance-based restricted share awards granted to the Named Executive Officers under the respective plans are not subject to the compensation deduction limitations described above. Time-based awards are subject to the compensation deduction limitations. Although the Compensation Committee generally seeks to preserve the federal income tax deductibility of compensation paid, to maintain flexibility in compensating the Named Executive Officers in a manner designed to promote the Company's corporate goals, including retaining and providing incentives for the Named Executive Officers, the Compensation Committee has not adopted a policy that all compensation must be deductible. In 2010, the Company did not pay any compensation that would be subject to the limitations set forth in Section 162(m).

Payments Upon Termination of a Named Executive Officer and Vesting of Equity Awards Upon a Change in Control of the Company

The Company previously entered into an agreement with Messrs. Barnello and Young to provide benefits to each in the event his employment is terminated in certain circumstances. Upon his appointment as Chief Financial Officer, Executive Vice President and Secretary, Mr. Riggins entered into his severance agreement with the Company. The Compensation Committee reviews the terms of the severance agreements annually. Because each Named Executive Officer's severance payment is derived from his annual base salary and other annual incentive compensation, the effect on severance payments is one of the factors considered by the Compensation Committee when annually reviewing the Named Executive Officer's total compensation and severance agreement terms.

The agreement with each Named Executive Officer provides that the Named Executive Officer, upon 15 days prior written notice to the Company, may terminate his employment for "good reason." In addition, each agreement provides that upon the termination of such Named Executive Officer either by the Company without "cause" or by the Named Executive Officer for "good reason" within one year of a change in control of the Company, the Named Executive Officer will be entitled to the severance payments and benefits detailed under "Termination Payment Tables." As noted at the beginning of this CD&A, one of the Company's executive compensation philosophies is the retention of key executive officers. The Compensation Committee believes that the terms of the severance agreements described above, including the events triggering severance payments, are competitive with the Company's peer group and promote stability among its Named Executive Officers which is important to the Company's overall performance.

In addition, the Committee considers the effect of accelerated vesting of certain equity awards upon a termination of a Named Executive Officer or a change in control of the Company. The Committee reviewed the terms of the restricted share award agreements, including the immediate vesting of time-based restricted shares upon a change in control of the Company or upon a Named Executive Officer's termination without cause. The

Compensation Committee also reviewed the vesting terms of the performance-based restricted share award agreements. The Compensation Committee believes that the terms of the restricted share award agreements are competitive with the Company's peer group and promote stability among its Named Executive Officers which is important to the Company's overall performance. For more information on the vesting terms of the Named Executive Officer's restricted shares, see "Severance Agreements, Equity Award Vesting and Other Termination Policies—Vesting of Long-Term Equity Incentive Awards."

Compensation of Mr. Riggins

Mr. Riggins was recruited by the Company to assume the duties of the Company's Chief Financial Officer, Executive Vice President and Secretary. Mr. Riggins started with the Company on January 24, 2011. The Board of Trustees set his base salary at $375,000 after considering a public REIT compensation market update in June 2010 from Towers Watson and the base salaries of other executives who hold similar positions or perform similar duties at the peer group companies previously identified. The Board also considered the level of compensation necessary to recruit an executive-level candidate as qualified as Mr. Riggins.

In connection with his appointment, the Board of Trustees also approved the following cash compensation for Mr. Riggins, effective as of January 24, 2011:

- an annual cash incentive target bonus for 2011 of $225,000; and
- a signing bonus of $140,000.

The annual cash incentive bonus will be paid in accordance with the Company's customary practices, as described above under "—Components and Criteria of Executive Compensation—Annual Cash Incentive Bonus."

The Board of Trustees also approved the following time-based equity awards in connection with the appointment of Mr. Riggins:

- an award of restricted shares equivalent to $250,000; and
- a second award of restricted shares equivalent to $300,000.

The number of shares awarded will be determined by dividing the cash equivalent of each award by the per-share closing price on the New York Stock Exchange of the Company's common shares on the date before Mr. Riggins starts his employment with the company. Each award will vest approximately one-third of the total award on January 1, 2012, 2013 and 2014. Mr. Riggins will be entitled to receive dividends as declared and paid on the shares and to vote the shares from the date of grant.

In addition, the board of trustees approved an award of performance-based restricted shares to Mr. Riggins equivalent to $250,000 with the following terms:

- The target number of shares awarded will be determined by dividing $250,000 by the per-share closing price on the New York Stock Exchange of the company's common shares on the date before Mr. Riggins starts his employment with the Company.
- The actual amount of the award will be determined on January 1, 2014, and will depend on the "total return" of the company's common shares over a three-year period, beginning with the per-share closing price on the New York Stock Exchange of the company's common shares on December 31, 2010, and ending with the per-share closing price on the New York Stock Exchange of the company's common shares on December 31, 2013. Mr. Riggins may actually receive as few as zero shares and as many as twice the target number of shares.
- One-third of the award will be based on the company's "total return" (as defined below) compared to the total return of the companies in the NAREIT Equity Index. One-third of the award will be based on the company's total return compared to the total return of companies in a designated peer group of the company and included in the NAREIT Equity Index. One-third of the award will be based on the amount of the company's total return compared to a board-established total return goal.

- "Total return" is as calculated by the NAREIT Equity Index and is the increase in the market price of a company's common shares plus dividends declared thereon and assuming such dividends are reinvested.
- After the actual amount of the award is determined (or earned) on January 1, 2014, the earned shares will be issued and outstanding but a portion will be subject to further vesting. Approximately one-third of the earned amount will vest immediately on January 1, 2014, and the remaining two-thirds will vest in equal amounts on January 1, 2015 and January 1, 2016.
- Dividends will be deemed to have accrued on all of the earned shares, including those shares subject to further vesting, from December 31, 2010, until the determination date, January 1, 2014. Such accrued dividends will be paid to Mr. Riggins on or about January 1, 2014. Thereafter, Mr. Riggins is entitled to receive dividends as declared and paid on the earned shares and to vote the shares, including those shares subject to further vesting.

Security Ownership of Management

The Compensation Committee has established the share ownership guidelines described in the table below. The Compensation Committee believes that requiring the Named Executive Officers to maintain a meaningful ownership interest in the Company relative to their annual base salaries may encourage the Named Executive Officers to act in a manner that creates value for the Company's shareholders.

Position	Multiple
Chief Executive Officer	5x Base Salary
Chief Financial Officer	3x Base Salary
Chief Operating Officer	3x Base Salary

Restricted shares that remain subject to time vesting issued pursuant to the 1998 Share Option and Incentive Plan or the 2009 Equity Incentive Plan count toward the suggested share ownership guidelines. Performance-based restricted share awards that have not been earned will not count toward the recommended levels. Once a Named Executive Officer meets the share ownership guidelines, periodic market declines in the value of the Company's Common Shares will not adversely affect any previous determination by the Board of Trustees that the share ownership guidelines had been met by the Named Executive Officer. Mr. Barnello met the share ownership guidelines as of February 9, 2010. Under the policy, Messrs. Young and Riggins have five years from the dates they joined the Company as an executive officer, or November 3, 2014 and January 24, 2016, respectively, to meet the share ownership guideline.

EXECUTIVE OFFICER COMPENSATION TABLES

Summary Compensation Table

The following table sets forth the information required by Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission. The amounts shown represent the compensation paid to the Named Executive Officers for the year shown as consideration for services rendered to the Company.

With respect to long-term equity incentive awards, the dollar amounts indicated in the table under "Share Awards" are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. With respect to performance-based restricted share awards, the dollar value computed is based on the probable outcome of the performance conditions as of the grant date of the award.

Name and Principal Position	Year	Salary	Bonus[1]	Share Awards[2]	Non-Equity Incentive Plan Compensation[1]	All Other Compensation	Total
Michael D. Barnello	2010	$ 600,000	$ —	$ 1,200,021	$ 900,000	$ 84,916 [3]	$2,784,937
President and Chief	2009	529,936	—	863,908	529,936	51,589	1,975,369
Executive Officer	2008	446,000	—	9,846,000	349,360	265,997	10,907,357
Hans S. Weger	2010	425,034	—	850,006	398,438	66,902 [4]	1,740,380
Executive Vice President,	2009	398,114	—	725,866	298,586	39,372	1,461,938
Chief Financial Officer and Secretary [5]	2008	392,000	—	3,924,000	258,720	176,257	4,750,977
Alfred L. Young	2010	275,023	—	—	300,000	225,467 [6]	800,490
Executive Vice President and Chief Operating Officer	2009	44,688	—	750,000	100,000	205,090	1,099,778

---

[1] The combined amount to be shown in each of the Bonus and Non-Equity Incentive Plan Compensation columns equals the amount of the annual cash incentive bonus for each Named Executive Officer. The amount shown in the Bonus column is the discretionary amount of the annual cash incentive bonus awarded to a Named Executive Officer in excess of the formula-based amount of the annual cash incentive bonus.

[2] For more information regarding the Company's assumptions made in the valuation of time-based restricted share awards and performance-based restricted share awards, see note 8 to the financial statements included in the Company's Form 10-K for the period ended December 31, 2010. The table below shows the dollar value of performance-based restricted share awards for each of Messrs. Barnello, Weger and Young assuming that on the grant dates of the awards, the highest level of performance was probable and the maximum value of the awards would be earned. The value of the performance-based restricted share awards are dependent on the Company's performance over a three-year period and there is no assurance that the maximum value of the awards will be earned.

Maximum Value of Performance-based Restricted Share Awards Assuming Highest Performance Level			
	Barnello	Weger	Young
2010	$1,200,021	$ 850,006	$ –
2009	863,908	725,867	350,002
2008	8,205,000	3,270,000	–

[3] All Other compensation consists of (i) $1,197 in Company-paid life insurance premiums, (ii) $3,213 in Company-paid long-term disability insurance premiums, (iii) $9,800 in employer matching contributions to the Company's 401(k), (iv) $7,000 in employer matching charitable contributions, (v) $56,026 in dividends earned on unvested restricted shares and (vi) $7,680 in fees related to membership in the Young Presidents' Organization.

[4] All Other compensation consists of (i) $1,550 in Company-paid life insurance premiums, (ii) $3,441 in Company-paid long-term disability insurance premiums, (iii) $9,800 in employer matching contributions to the Company's 401(k), (iv) $10,000 in employer matching charitable contributions and (v) $42,111 in dividends earned on unvested restricted shares.

[5] Mr. Weger's employment with the Company ended on January 21, 2011.

[6] All Other compensation consists of (i) $540 in Company-paid life insurance premiums, (ii) $7,334 in employer matching contributions to the Company's 401(k), (iii) $600 in employer matching charitable contributions, (iv) $4,705 in dividends earned on unvested restricted shares and (v) $212,288 in relocation expenses.

2010 Grants of Plan-Based Awards

The following table sets forth information with respect to plan-based restricted share awards granted in 2010 to the Named Executive Officers. The dollar amounts indicated under the "Grant Date Fair Value" is the full fair value of each grant, in accordance with the applicable accounting literature, which, with respect to the value of performance-based restricted share awards, is the probable outcome of the performance conditions as of the grant date.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (in number of shares)[2]			All Other Share Awards: Number of Shares[3]	Grant Date Fair Value
Name	Date of Grant	Threshold	Target	Maximum	Threshold	Target	Maximum		
Michael D. Barnello									
Annual Cash Incentive Bonus	January 1, 2010	$0	$600,000	$1,200,000	—	—	—	—	—
Time-Based	January 27, 2010	—	—	—	—	—	—	28,477	$600,010
Performance-Based	January 27, 2010	—	—	—	14,239	28,477	56,954	—	600,010
Hans S. Weger									
Annual Cash Incentive Bonus	January 1, 2010	0	318,750	637,500	—	—	—	—	—
Time-Based	January 27, 2010	—	—	—	—	—	—	20,171	425,003
Performance-Based	January 27, 2010	—	—	—	10,085	20,171	40,342	—	425,003
Alfred L. Young									
Annual Cash Incentive Bonus	January 1, 2010	0	200,000	400,000	—	—	—	—	—
Time-Based									
Performance-Based									

(1) The Compensation Committee has discretion to pay an additional cash bonus to each Named Executive Officer in addition to the maximum amount of the non-equity incentive plan award. On March 3, 2011, the Compensation Committee approved annual cash incentive bonuses for Messrs. Barnello and Young of $900,000 and $300,000, respectively. Pursuant to a determination by the Compensation Committee and the separation arrangement between Mr. Weger and the Company, Mr. Weger received an annual cash incentive bonus for 2010 of $398,438.

(2) The actual amount of the award will be determined on January 1, 2013 and will depend on the "total return" of the Company's Common Shares over a three-year period beginning with the closing price of the Company's common stock on December 31, 2009, and ending with the closing price of the Company's common stock on December 31, 2012. For more information regarding the performance criteria for these awards, see "Executive Officer Compensation—Compensation Discussion and Analysis—Components and Criteria of Executive Compensation—Long-Term Equity Incentive Awards."

(3) These shares will vest one-third on each of January 1, 2011, January 1, 2012 and January 1, 2013. For additional information, see "Executive Officer Compensation—Compensation Discussion and Analysis—Components and Criteria of Executive Compensation—Long-Term Equity Incentive Awards."

2010 Share Options and Share Vesting

The Company has not granted share option awards with respect to a fiscal year after 2001. Certain trustees received options in 2002 that related to fiscal year 2001. No other options were granted in 2002 or any subsequent year. The Named Executive Officers did not exercise any options during 2010. The following table sets forth information with respect to the exercising of options and the vesting of restricted shares by the Named Executive Officers during 2010:

	Option Awards		Share Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting[1]**
Michael D. Barnello	—	$ —	29,127	$ 618,366
Hans S. Weger	—	—	28,695	609,195
Alfred L. Young	—	—	—	—

[1] The shares vested on January 1, 2010 based on the Company's Common Share closing price of $21.23 on December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table sets forth information with respect to outstanding equity awards held by the Named Executive Officers as of December 31, 2010. No option awards were outstanding for the Named Executive Officers as of December 31, 2010. The aggregate dollar values indicated in the table below for equity incentive plan awards are the market or payout values and not the FAS 123R values or the compensation expense recognized by the Company on its financial statements for fiscal year 2010 with respect to its long-term equity incentive plan awards.

	Share Awards			
Name	**Number of Shares That Have Not Vested[3]**	**Market Value of Shares That Have Not Vested[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested[4]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested[2]**
Michael D. Barnello	244,785	$ 6,462,324	95,852	$2,530,493
Hans S. Weger	144,986	3,827,630	57,395	1,515,228
Alfred L. Young	33,606	887,198	5,114	135,010

[1] Based on the Company's Common Share closing price of $26.40 on December 31, 2010.

[2] Based on the Company's Common Share closing price of $26.40 on December 31, 2010 and assumes that the Named Executive Officers earn the threshold amounts of performance-based restricted share awards.

[3] The following table summarizes the time-based restricted share awards for which a portion of the Common Shares remain unvested as of December 31, 2010. The table also provides information about the applicable vesting periods.

Grant Date	Closing Market Price	Number of Time-Based Restricted Shares Granted to Named Executive Officers			Common Shares Vesting Periods
		Michael D. Barnello	Hans S. Weger	Alfred L. Young	
January 27, 2006	$38.62	10,875	9,581	—	Three equal periods beginning on January 1, 2008
December 20, 2006	$45.60	16,447	16,447	—	Three equal periods beginning on January 1, 2008
		8,334	8,334	—	Three equal periods beginning on January 1, 2008
		5,844	5,844	—	Three equal periods beginning on January 1, 2010
December 17, 2007	$33.07	12,009	12,009	—	Three equal periods beginning on January 1, 2009
		8,422	8,422	—	Three equal periods beginning on January 1, 2011
May 31, 2008	$32.82	175,000	—	—	75,000 shares vest on June 30, 2011 50,000 shares vest on June 30, 2014 50,000 shares vest on June 30, 2017
June 25, 2008	$26.16	—	87,500	—	37,500 vest on June 30, 2011 and 25,000 vest on each of June 30, 2014 and June 30, 2017
April 28, 2009	$11.30	38,226	32,118	—	Three equal periods beginning on January 1, 2010
November 3, 2009	$17.11	—	—	33,606	Three equal periods beginning on January 1, 2011
January 27, 2010	$21.07	28,477	20,171	—	Three equal periods beginning on January 1, 2011

(4) The following table summarizes the performance-based restricted share awards (at threshold amounts) for which a portion of the Common Shares remain unearned and unvested as of December 31, 2010. The table also provides information about the applicable vesting periods, assuming the performance-based restricted shares are earned at the conclusion of the applicable three-year measuring period.

		Number of Performance-Based Restricted Shares Granted to Named Executive Officers			
Grant Date	Closing Market Price	Michael D. Barnello	Hans S. Weger	Alfred L. Young	Vesting Periods
May 31, 2008	$32.82	62,500	—	—	12,500 shares immediately vest, if earned, on July 1, 2011 25,000 shares immediately vest, if earned, on July 1, 2014 25,000 shares immediately vest, if earned, on July 1, 2017
June 25, 2008	$26.16	—	31,250	—	6,250 immediately vest, if earned, on July 1, 2011 and 12,500 immediately vest, if earned, on each of July 1, 2014 and July 1, 2017
April 28, 2009	$11.30	19,113	16,059	—	Common Shares, if earned, vest in three equal installments beginning on January 1, 2012
November 3, 2009	$17.11	—	—	5,114	Common shares, if earned, vest in three equal installments beginning on January 1, 2013
January 27, 2010	$21.07	14,239	10,086	—	Common Shares, if earned, vest in three equal installments beginning on January 1, 2013

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2010 relating to equity compensation plans of the Company pursuant to which grants of options, restricted shares, restricted share units or other rights to acquire shares may be granted from time to time.

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans**
Equity compensation plans approved by security holders(1)	119,499 (2)	$15.70 (3)	1,535,812
Equity compensation plans not approved by security holders	None	None	None
Total	119,499	$15.70	1,535,812

(1) The 2009 Equity Incentive Plan.
(2) Includes 109,499 Deferred Shares and 10,000 share options.
(3) The exercise price is the weighted-average exercise price of the outstanding options, warrants and rights described in the column to the left, excluding all Deferred Shares, which have no exercise price.

SEVERANCE AGREEMENTS, EQUITY AWARD VESTING AND OTHER TERMINATION POLICIES

Severance Agreements

The Company previously entered into an agreement with each of its Named Executive Officers to provide benefits to each in the event his employment is terminated in certain circumstances. The Compensation Committee reviews the terms of the severance agreements annually. As described in more detail below, because each Named Executive Officer's severance payment is derived from his annual base salary and other annual incentive compensation, the effect on severance payments is one of the factors considered by the Compensation Committee when annually reviewing the Named Executive Officer's total compensation and severance agreement terms. The terms of Mr. Weger's severance agreement are not described below as his agreement terminated in January 2011. The payments made to him pursuant to the agreement or otherwise are described below under "Severance Payments to Mr. Weger."

Severance Agreement of Mr. Barnello

Mr. Barnello's amended and restated severance agreement became effective on October 19, 2009 for an initial term of three years; provided, however, that each term is automatically extended at the end of such term for a successive one-year term unless, not less than six months prior to the termination of the then existing term, the Board of Trustees provides notice to Mr. Barnello of its intent not to extend the term further. Mr. Barnello may terminate the agreement prior to the expiration of the term as described below.

Termination in Connection with a Change in Control

Upon 15 days prior written notice to the Company, Mr. Barnello may terminate his employment for "good reason." The agreement provides that upon the termination of Mr. Barnello either by the Company without "cause" or by Mr. Barnello for "good reason" within one year of a change in control of the Company, Mr. Barnello will be entitled to the following severance payments and benefits:

- annual base salary, annual cash incentive bonus and accrued vacation time earned but not paid to the date of termination;
- a lump sum cash payment equal to the product of three times the sum of (x) Mr. Barnello's then current annual base salary, plus (y) the average of the annual cash incentive bonuses paid to Mr. Barnello with respect to the three most recent fiscal years ending before the date of termination; and
- such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of the Company (including accelerated vesting of equity awards as discussed below under "—Vesting of Long-Term Equity Incentive Awards").

Termination without Cause

If Mr. Barnello is terminated without "cause" and not in connection with or within one year of a change in control of the Company, Mr. Barnello will be entitled to the following severance payments and benefits:

- annual base salary, annual cash incentive bonus and accrued vacation time earned but not paid to the date of termination;
- a lump sum cash payment equal to the sum of (x) Mr. Barnello's then current annual base salary, plus (y) the average of the annual cash incentive bonuses paid to Mr. Barnello with respect to the three most recent fiscal years ending before the date of termination; and
- such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of the Company (including accelerated vesting of equity awards as discussed below under "—Vesting of Long-Term Equity Incentive Awards").

Termination without Good Reason

If Mr. Barnello voluntarily terminates his employment without "good reason," Mr. Barnello will be entitled to the following severance payments and benefits:

- annual base salary, annual cash incentive bonus and accrued vacation time earned but not paid to the date of termination; and
- such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of the Company (including accelerated vesting of equity awards as discussed below under "—Vesting of Long-Term Equity Incentive Awards").

Severance Agreement of Mr. Young

The severance agreement entered into by Mr. Young became effective on November 3, 2009, for an initial term of three years; provided, however, that the term is automatically extended at the end of such term for a successive one-year term unless, not less than six months prior to the termination of the then existing term, the Board of Trustees provides notice to Mr. Young of its intent not to extend the term further. Mr. Young may terminate the agreement prior to the expiration of the term as described below.

Termination in Connection with a Change in Control

Upon 15 days prior written notice to the Company, Mr. Young may terminate his employment for "good reason." The agreement provides that upon the termination of Mr. Young either by the Company without "cause" or by Mr. Young for "good reason" within one year of a change in control of the Company, Mr. Young will be entitled to the following severance payments and benefits:

- annual base salary, annual cash incentive bonus and accrued vacation time earned but not paid to the date of termination;
- a lump sum cash payment equal to the product of two times the sum of (x) Mr. Young's then current annual base salary, plus (y) the average of the annual cash incentive bonuses paid to Mr. Young with respect to the three most recent fiscal years ending before the date of termination; and
- such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of the Company (including accelerated vesting of equity awards as discussed below under "—Vesting of Long-Term Equity Incentive Awards").

Termination without Cause

If Mr. Young is terminated without "cause" and not in connection with or within one year of a change in control of the Company, Mr. Young will be entitled to the following severance payments and benefits:

- annual base salary, annual cash incentive bonus and accrued vacation time earned but not paid to the date of termination;
- a lump sum cash payment equal to the sum of (x) Mr. Young's then current annual base salary, plus (y) one half of the average of the annual cash incentive bonuses paid to Mr. Young with respect to the three most recent fiscal years ending before the date of termination; and
- such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of the Company (including accelerated vesting of equity awards as discussed below under "—Vesting of Long-Term Equity Incentive Awards").

Termination without Good Reason

If Mr. Young voluntarily terminates his employment without "good reason," Mr. Young will be entitled to the following severance payments and benefits:

- his annual base salary, annual cash incentive bonus and accrued vacation time earned but not paid to the date of termination; and
- such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of the Company (including accelerated vesting of equity awards as discussed below under "—Vesting of Long-Term Equity Incentive Awards").

Severance Agreement of Mr. Riggins

Mr. Riggins's severance agreement became effective on January 24, 2011. The terms and conditions of Mr. Riggins's agreement are the same as those for Mr. Young described above. The Company anticipates that until about April 2014, in calculating any lump sum cash payment under his severance agreement based on an average of bonuses paid over the three prior years, the target amount of the annual cash incentive bonus of Mr. Riggins will be used for any year or years for which an actual bonus had not been paid because Mr. Riggins was not employed long enough to be eligible to receive a bonus (i.e., if he had not been employed long enough to have been eligible to receive a bonus for the prior three years).

Other Key Severance Agreement Terms

As a condition of any severance payment and related benefits described above, each of Messrs. Barnello, Young and Riggins has agreed to a general release of any and all claims relating to the Named Executive Officer's employment. In addition, each has agreed, for a one-year period, not to solicit, hire or recruit employees or trustees of the Company either directly or indirectly for his own account or for another party.

Under the terms of each of their severance agreements, Messrs. Barnello, Young and Riggins are entitled to a tax gross-up payment under certain conditions in the event that their employment is terminated in connection with a change in control.

Below are a list of terms and their meanings as defined in each Named Executive Officer's severance agreement:

- "Cause" shall mean that the Board concludes, in good faith and after reasonable investigation, that:
  - the Named Executive Officer is accused of engaging in conduct which is a felony under the laws of the United States or any state or political subdivision thereof;
  - the Named Executive Officer Executive engaged in conduct relating to the Company constituting material breach of fiduciary duty, willful misconduct (including acts of employment discrimination or sexual harassment) or fraud;
  - the Named Executive Officer breached the non-solicitation covenant contained in his severance agreement in any material respect; or
  - the Named Executive Officer materially failed to follow a proper directive of the Board (or, with respect to Messrs. Young and Riggins, the Chief Executive Officer) of the Company within the scope of the Named Executive Officer's duties (which shall be capable of being performed by the Named Executive Officer with reasonable effort) after written notice from the Board (or, with respect to Messrs. Young and Riggins, the Chief Executive Officer) specifying the performance required and the Named Executive Officer's failure to perform within 30 days after such notice. No act, or failure to act, on the Named Executive Officer's part shall be deemed "willful" unless done, or omitted to be done, by the Named Executive Officer not in good faith or if the result thereof would be unethical or illegal.
- "Change in Control" shall mean a change in control of the Company which will be deemed to have occurred after the date hereof if:
  - any "person" as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof except that such term shall not include (A) the Company or any of its subsidiaries, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (C) an underwriter temporarily holding securities pursuant

to an offering of such securities, (D) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the Company's Common Shares, or (E) any person or group as used in Rule 13d-1(b) under the Exchange Act, is or becomes the Beneficial Owner, as such term is defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power or Common Shares of the Company;

- during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new trustee (other than (A) a trustee designated by a person who has entered into an agreement with the Company to effect a transaction described in these bullets or (B) a trustee whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of trustees of the Company) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the trustees then still in office who either were trustees at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;
- there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, more than 50% of the combined voting power and Common Shares of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or
- the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect) other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, more than 50% of the combined voting power and Common Shares of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Common Shares of the Company immediately prior to such sale.

- "Good Reason" shall mean the occurrence, without the Named Executive Officer's prior written consent, of any of the following in connection with or within one year after a Change in Control:
  - any material reduction of the Named Executive Officer's base salary or target bonus as a percentage of base salary;
  - any material adverse change in the Named Executive Officer's duties or responsibilities, including assignment of duties inconsistent with his position, significant adverse alteration of the nature or status of responsibilities or the conditions of employment or any material diminution in authority, duties, or responsibilities, including, without limitation, any such material adverse change that results from a transaction pursuant to which the Company ceases to be a public reporting lodging REIT;
  - a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Named Executive Officer is required to report including, without limitation, any material diminution that results from a transaction pursuant to which the Company ceases to be a public reporting lodging REIT; and
  - the relocation of the Named Executive Officer's principal place of performance outside of the Washington, D.C. metropolitan area.

Vesting of Long-Term Equity Incentive Awards

The terms of the time-based share award agreements granted to the Named Executive Officers generally provide that:

- Upon a change in control of the Company, the unvested shares vest.
- Upon termination of the Named Executive Officer's employment with the Company by the Company without cause, the unvested shares vest.
- Upon termination of the Named Executive Officer's employment with the Company because of the Named Executive Officer's death or disability, the unvested shares vest.
- Upon termination of the Named Executive Officer's employment with the Company by the Company for cause, the unvested shares are forfeited.

The time-based share award agreements do not provide, in the absence of a change in control of the Company, for acceleration of the unvested shares in the event the Named Executive Officer terminates his employment with the Company, for any reason other than death, disability or, under certain conditions, retirement.

The terms of the performance-based restricted share award agreements granted to the Named Executive Officers generally provide that:

- In the event of a Named Executive Officer's death or disability during the "earning" period of the award agreement (which is generally a designated three-year period specified at the time the award is granted), his performance-based restricted share awards will be measured early, as of the date of death or disability (with the measuring period and cumulative return goals reduced accordingly), and all earned shares and deferred dividends thereon will vest immediately and be paid promptly thereafter, except that the number of shares subject to the award will be reduced pro rata, based on the amount of time elapsed in the measuring period compared to the full, original measuring period.
- In the event of a change in control in the Company during the earning period of the award agreement, the award will be measured as of the date of the change in control (with the measuring period and cumulative return goals reduced accordingly) and all earned shares and deferred dividends thereon will vest immediately and be paid promptly thereafter. The amount of the awards will not be pro rated as in the case of death or disability.
- In the event the Company terminates a Named Executive Officer's employment with the Company for cause, or the Named Executive Officer terminates his employment with the Company without good reason, all unearned or unvested shares under the award agreement are forfeited.
- In the event that the Company terminates a Named Executive Officer's employment with the Company without cause, or a Named Executive Officer terminates his employment with the Company for good reason, the performance-award will be measured early, as of the date of termination (with the measuring period and cumulative return goals reduced accordingly), and all earned shares and deferred dividends thereon shall vest immediately and be paid promptly thereafter, except that the number of shares subject to the award will be reduced pro rata, based on the amount of time elapsed in the measuring period compared to the full, original measuring period.

For purposes of the time-based and performance-based restricted share award agreements, the definitions of "cause," "good reason" and "change in control" are similar but not identical to the definitions contained in the severance agreements of the Named Executive Officers. For example, the definition of "good reason" for purposes of the award agreements does not include any requirement of a change in control. In addition, the definition of "change in control" for purposes of the award agreements includes mergers and consolidations where the outstanding securities of the Company represent less than 75% of the combined voting power of the Company or surviving entity after the merger or consolidation and includes a sale of substantially all of the assets of the Company to an entity in which the Company's shareholders own less than 75% of the combined voting power in substantially the same proportions as their Company ownership before the sale.

Severance Payments to Mr. Weger

Pursuant to the terms and conditions of the amended and restated change in control severance agreement and the several time-based and performance-based restricted share agreements between the Company and Mr. Weger and their separation arrangement, Mr. Weger received the following:

- payment of his base salary and accrued and unused vacation through February 28, 2011, and a pro-rated annual cash incentive bonus for January 1, 2011 through February 28, 2011;
- an annual cash incentive bonus with respect to fiscal year 2010;
- a lump sum severance payment in the amount of one year's base salary and six months (pro-rated) of the average annual cash incentive bonuses for fiscal years 2008, 2009 and 2010;
- payment of "COBRA" premiums for continuation of health and dental plan coverage for one year and continuation of disability and life insurance benefits for one year or the payment of the premiums therefore; and
- as of the separation date, pro-rated measurement, awarding and/or vesting of restricted shares pursuant to Mr. Weger's outstanding performance-based restricted share awards and vesting of restricted shares pursuant to Mr. Weger's outstanding time-based restricted share awards.

Retirement Policy

Since January 2007, the Company has had a retirement policy for Named Executive Officers. The policy is designed to reward years of dedication and service to the Company. Under the policy, all previously-granted equity awards to a Named Executive Officer who is at least 60 years old and who has served the Company at least 20 years will immediately vest. Performance-based awards will be measured as of the retirement date (with the measuring period and cumulative return goals reduced accordingly).

None of the Company's Named Executive Officers has met the age or service requirements to be eligible for benefits under this policy.

TERMINATION PAYMENT TABLES

The tables on the following pages indicate the cash amounts, accelerated vesting and other payments and benefits that the Named Executive Officers would be entitled to under various circumstances pursuant to the terms of the 1998 Share Option and Incentive Plan, the 2009 Equity Incentive Plan, the agreements governing awards made under the 1998 Share Option and Incentive Plan and the 2009 Equity Incentive Plan, the severance agreements of the Named Executive Officers and the Company's retirement policies. In all cases, each Named Executive Officer is entitled to a cash payment consisting of his salary, bonus and cash equivalent of vacation time earned but not paid as of the termination date.

Each of the following tables assumes that separation occurs on December 31, 2010.

Michael D. Barnello—President and Chief Executive Officer

Payments Upon Termination Without Change in Control

	Termination by Company With Cause	Termination by Company Without Cause	Termination by Employee With Good Reason	Termination by Employee Without Good Reason
Cash Payment[1]	—	$977,474	—	—
Cash Payment for Time-based Restricted Shares	—	6,239,983	—	—
Cash Payment for Performance-based Restricted Shares	—	2,077,734	$2,077,734	—
Dividends Awarded on Restricted Shares[2]	—	71,460	71,460	—
Excise Tax Gross-Up Payments[3]	—	—	—	—
TOTAL	—	$9,366,651	$2,149,194	—

(1) Each Named Executive Officer is also paid his salary, annual cash incentive bonus and the cash equivalent vacation time earned but not paid as of the termination date.

(2) Dividends are awarded only with respect to the performance-based restricted shares.

(3) Represents a payment by the Company to each Named Executive Officer in an amount equal to the federal excise tax on qualifying termination compensation (the "Excise Tax Payment") plus all federal, state and local income taxes payable with respect to the Excise Tax Payment. Assuming a termination date of December 31, 2010, no Excise Tax Payments would be made to the Named Executive Officers.

Payments Upon Termination With Change in Control[1]

	Termination by Company With Cause	Termination by Company Without Cause	Termination by Employee With Good Reason	Termination by Employee Without Good Reason
Cash Payment[2]	—	$2,932,421	$2,932,421	—
Cash Payment for Time-based Restricted Shares	$6,137,129	6,137,129	6,137,129	$6,137,129
Cash Payment for Performance-based Restricted Shares	3,250,061	3,250,061	3,250,061	3,250,061
Dividends Awarded on Restricted Shares[3]	89,582	89,582	89,582	89,582
Excise Tax Gross-Up Payments	—	—	—	—
TOTAL	$9,476,772	$12,409,193	$12,409,193	$9,476,772

(1) Assumes change in control occurred on December 31, 2010.

(2) Each Named Executive Officer is also paid his salary, annual cash incentive bonus and the cash equivalent vacation time earned but not paid as of the termination date.

(3) Dividends are awarded only with respect to the performance-based restricted shares.

Payments With or Without Change in Control

	Death[1]	Disability	Retirement
Cash Payment[2]	—	—	—
Cash Payment for Time-based Restricted Shares	$6,137,129	$6,137,129	—
Cash Payment for Performance-based Restricted Shares	2,077,734	2,077,734	—
Dividends Awarded on Restricted Shares[3]	71,460	71,460	—
Excise Tax Gross-Up Payments	—	—	—
TOTAL	$8,286,323	$8,286,323	—

(1) Each Named Executive Officer receives benefits per life insurance policies and disability policies.

(2) Each Named Executive Officer is also paid his salary, annual cash incentive bonus and the cash equivalent vacation time earned but not paid as of the termination date.

(3) Dividends are awarded only with respect to the performance-based restricted shares.

Alfred L. Young—Executive Vice President and Chief Operating Officer

Payments Upon Termination Without Change in Control

	Termination by Company With Cause	Termination by Company Without Cause	Termination by Employee With Good Reason	Termination by Employee Without Good Reason
Cash Payment[1]	—	$375,000	—	—
Cash Payment for Time-based Restricted Shares	—	887,198	—	—
Cash Payment for Performance-based Restricted Shares	—	77,045	$77,045	—
Dividends Awarded on Restricted Shares[2]	—	817	817	—
Excise Tax Gross-Up Payments[3]	—	—	—	—
TOTAL	—	$ 1,340,060	$ 77,862	—

(1) Each Named Executive Officer is also paid his salary, annual cash incentive bonus and the cash equivalent vacation time earned but not paid as of the termination date.

(2) Dividends are awarded only with respect to the performance-based restricted shares.

(3) Represents a payment by the Company to each Named Executive Officer in an amount equal to the federal excise tax on qualifying termination compensation (the "Excise Tax Payment") plus all federal, state and local income taxes payable with respect to the Excise Tax Payment. Assuming a termination date of December 31, 2010, no Excise Tax Payments would be made to the Named Executive Officers.

Payments Upon Termination With Change in Control[1]

	Termination by Company With Cause	Termination by Company Without Cause	Termination by Employee With Good Reason	Termination by Employee Without Good Reason
Cash Payment[2]	—	$950,000	$950,000	—
Cash Payment for Time-based Restricted Shares	$887,198	887,198	887,198	$887,198
Cash Payment for Performance-based Restricted Shares	231,136	231,136	231,136	231,136
Dividends Awarded on Restricted Shares[3]	2,451	2,451	2,451	2,451
Excise Tax Gross-Up Payments	—	—	—	—
TOTAL	$1,120,785	$2,070,785	$2,070,785	$1,120,785

(1) Assumes change in control occurred on December 31, 2010.

(2) Each Named Executive Officer is also paid his salary, annual cash incentive bonus and the cash equivalent vacation time earned but not paid as of the termination date.

(3) Dividends are awarded only with respect to the performance-based restricted shares.

Payments With or Without Change in Control

	Death[1]	Disability	Retirement
Cash Payment[2]	—	—	—
Cash Payment for Time-based Restricted Shares	$887,198	$887,198	—
Cash Payment for Performance-based Restricted Shares	77,045	77,045	—
Dividends Awarded on Restricted Shares[3]	817	817	—
Excise Tax Gross-Up Payments	—	—	—
TOTAL	$965,060	$965,060	—

(1) Each Named Executive Officer receives benefits per life insurance policies and disability policies.

(2) Each Named Executive Officer is also paid his salary, annual cash incentive bonus and the cash equivalent vacation time earned but not paid as of the termination date.

(3) Dividends are awarded only with respect to the performance-based restricted shares.

CASH STAY BONUS FOLLOWING A CHANGE IN CONTROL

If a Named Executive Officer remains employed by the Company on the first anniversary of a change in control event, the Named Executive Officer is entitled to receive a lump sum cash stay bonus. For Mr. Barnello, the cash stay bonus is equal to the sum of Mr. Barnello's base salary plus the average of the annual cash bonuses paid to Mr. Barnello with respect to the three most recent fiscal years. Based on Mr. Barnello's 2010 base salary and his average annual cash incentive bonus paid for 2007, 2008 and 2009, Mr. Barnello's cash stay bonus would be equal to $977,474.

For Mr. Young, the cash stay bonus is equal to one half of the sum of (x) his annualized base salary, or $275,000, plus (y) the target amount of his annual cash incentive bonus, or $200,000. Based on those figures, Mr. Young would be entitled to a cash stay bonus $237,500. For Mr. Riggins, the cash stay bonus is equal to one half of the sum of (x) his annualized base salary, or $375,000, plus (y) the target amount of his annual cash incentive bonus, or $225,000. Based on those figures, Mr. Riggins would be entitled to a cash stay bonus $300,000.

PROPOSAL 3: ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION

The Company is presenting the following proposal, which gives you as a shareholder the opportunity to endorse or not endorse the Company's executive compensation program for named executive officers by voting for or against the following resolution.

"—RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure.

While this vote is advisory and not binding on the Company, it will provide information to the Company and the Compensation Committee regarding shareholder sentiment about the Company's executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of 2011 and beyond.

As described in detail under the heading "Executive Officer Compensation" above, the Company seeks to closely align the interests of its executive officers with the interests of its shareholders. The Company's compensation programs are designed to reward the executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Following is a summary of some of the primary components and rationale of the Company's compensation philosophy.

Compensation should reinforce business objectives and Company values. The Company strives to provide a rewarding and professionally challenging work environment for its executive officers. The Company believes that executive officers who are motivated and challenged by their duties are more likely to achieve the individual and corporate performance goals designed by the Compensation Committee. The Company's executive compensation package should reflect this work environment and performance expectations.

Key executive officers should be retained. The primary purpose of the Company's executive compensation program has been and is to achieve the Company's business objectives by attracting, retaining and motivating talented executive officers by providing incentives and economic security.

Compensation should align interests of executive officers with shareholders. The Company's executive compensation is designed to reward favorable total shareholder returns, both in an absolute amount and relative to peers of the Company, taking into consideration the Company's competitive position within the real estate industry and each executive's long-term career contributions to the Company.

A significant amount of compensation for top executive officers should be based on performance. Performance-based pay aligns the interest of management with the Company's shareholders. Performance-based compensation motivates and rewards individual efforts and Company success. Approximately 50% of the executive officer's targeted compensation is linked to individual or company performance.

Compensation should be competitive. To attract and reduce the risk of losing the services of valuable managers but avoid the expense of excessive pay, compensation should be competitive. The Compensation Committee, with the help of outside advisors, assesses the competitiveness of the Company's compensation to its executive officers by comparison to compensation of executive officers at other public companies. The Compensation Committee has regularly retained the services of Towers Watson, an independent human resources and compensation consulting firm, to report on current market data and make recommendations regarding executive officer pay levels and incentive programs.

Share ownership guidelines align interests of executive officers with shareholders. The Compensation Committee has established share ownership guidelines. The Compensation Committee believes that requiring the executive officers to maintain a meaningful ownership interest in the Company relative to their annual base salaries may encourage the executive officers to act in a manner that creates value for the Company's shareholders.

The Board of Trustees recommends a vote FOR the approval of the compensation of the Company's named executive officers as disclosed in this Proxy Statement.

PROPOSAL 4: ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE

In addition to the advisory approval of the Company's executive compensation program, the Company is also presenting the following proposal, which gives you as a shareholder the opportunity to inform the Company as to how often you wish the Company to include a proposal, similar to Proposal 3, in the Company's proxy statement. While the Company's Board of Trustees intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on the Company and is advisory in nature.

"RESOLVED, that the shareholders determine, on an advisory basis, whether the preferred frequency of an advisory vote on the executive compensation of the Company's named executive officers as set forth in the Company's Proxy Statement should be every year, every two years, or every three years."

The Board of Trustees believes that the Company's current executive compensation programs directly link executive compensation to the Company's financial performance and align the interests of its executive officers with those of its shareholders. The Board of Trustees has determined that an advisory vote on executive compensation every year is the best approach for the Company based on a number of considerations, including the following:

- annual votes will allow shareholders to provide the Company with their direct input on the compensation philosophy, policies and practices as disclosed in the proxy statement every year;
- annual votes are consistent with Company policies of engaging in discussions with the Company's shareholders on corporate governance matters and executive compensation philosophy, policies and practices; and
- less frequent votes could allow an unpopular pay practice to continue too long without timely feedback.

The Board of Trustees believes that giving its shareholders the right to cast an advisory vote every year on their approval of the compensation arrangements of its named executive officers is a good corporate governance practice and is in the best interests of its shareholders, by allowing its shareholders to provide the Company with their input on its executive compensation philosophy, policies and practices as disclosed in the Company's proxy statement every year.

The Board of Trustees recommends a vote FOR the option of once every year as the preferred frequency for advisory votes on executive compensation.

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

The following table sets forth the beneficial ownership of Common Shares for (i) each shareholder of the Company that is known to the Company to be the beneficial owner of more than 5.0% of the Company's Common Shares based upon filings made with the SEC, (ii) each Named Executive Officer of the Company and (iii) the trustees and the Named Executive Officers of the Company as a group. Beneficial ownership of the Named Executive Officers, and the Named Executive Officers and the trustees as a group is reported below as of February 9, 2011. Beneficial ownership for the 5.0% or greater holders of the Company's Common Shares is reported below as of December 31, 2010. None of the Named Executive Officers has pledged any of their Common Shares as collateral. Share ownership of the trustees of the Company appears under the heading "Information Regarding the Nominees and Continuing Trustees" in this Proxy Statement.

	Common Shares Beneficially Owned[1]	
Name of Beneficial Owner	**Number**	**Percent of Total**
The Vanguard Group, Inc.[2]	7,073,511	9.68%
Vanguard Specialized Funds – Vanguard REIT Index Fund[3]	3,690,176	5.05%
T. Rowe Price Associates, Inc.[4]	4,189,860	5.70%
Blackrock, Inc.[5]	6,862,089	9.39%
Michael D. Barnello[6]	258,231	*
Hans S. Weger[6] [7]		*
Bruce A. Riggins[6]	19,635	*
Alfred L. Young[6]	42,461	*
All trustees and the executive officers as a group (10 persons)[8]	552,710	*

* Represents less than one percent of class.

(1) The number of Common Shares beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

(2) As reflected in a statement on Schedule 13G filed by The Vanguard Group Inc. ("Vanguard") with the SEC on February 10, 2011. Based on information contained in the Schedule 13G, Vanguard has the sole power to dispose of or to direct the disposition of 6,963,145 of the Common Shares owned and shares the power to dispose of or direct the disposition of 110,366 of the Common Shares owned. Vanguard has the sole power to vote or direct the voting of 110,366 Common Shares owned. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 110,366 Common Shares or less than one percent of the Common Shares outstanding. Vanguard has its principal business office at 100 Vanguard Blvd., Malvern, PA 19355.

(3) As reflected in a statement on Schedule 13G filed by Vanguard Specialized Funds – Vanguard REIT Index Fund – 23-2834924 ("Vanguard Funds") with the SEC on February 10, 2011. Based on information contained in the Schedule 13G, Vanguard Funds has the sole voting power with respect to 3,690,176 Common Shares. Vanguard Funds has its principal business office at 100 Vanguard Blvd., Malvern, PA 19355.

(4) A reflected in a statement on Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") with the SEC on February 10, 2011. T. Rowe Price Associates has sole voting power with respect to 1,031,260 Common Shares and sole dispositive power with respect to 4,189,860 Common Shares or 5.7% of the Common Shares outstanding. These securities are owned by various individual and institutional investors, which Price Associates serves as the investment adviser, with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of these securities; however, Price Associates expressly disclaimed that it is, in fact, the beneficial owner of such securities. The principal business office of each of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5) As reflected in a statement on Schedule 13G/A filed by Blackrock, Inc. ("Blackrock") with the SEC on February 7, 2011. Blackrock, in its capacity as the parent holding company of several subsidiaries, is deemed to have sole power to vote or to direct the vote with respect to all of the Common Shares and is deemed to have sole power to dispose or to direct the disposition with respect to all of the Common Shares. Blackrock has its principal business office at 40 East 52nd Street, New York, New York 10022.

(6) The business address for this shareholder is 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814.

(7) Mr. Weger's employment with the Company ended on January 21, 2011.

(8) Includes shares that the Named Executive Officers or trustees have the right to acquire through the exercise of outstanding share options. For more information, see footnote 3 of the table appearing on page 5 of this Proxy Statement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and trustees, and persons who own more than 10% of a registered class of the Company's equity securities ("10% Holders"), to file reports of ownership and changes in ownership with the SEC. Officers, trustees and 10% Holders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during the fiscal year ended December 31, 2010 the officers, trustees and 10% Holders timely filed all reports they were required to file under Section 16(a).

OTHER MATTERS

Solicitation of Proxies

The cost of solicitation of proxies will be paid by the Company. The trustees, officers and employees of the Company may solicit proxies personally or by telephone without additional compensation for such activities. The Company will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send appropriate solicitation materials to such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

The Company will employ its transfer agent and registrar, Wells Fargo Bank, N.A., to receive and tabulate the proxies.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2012 Annual Meeting of Shareholders must be received by the Secretary of the Company no later than November 12, 2011 in order to be considered for inclusion in the Company's Proxy Statement relating to the 2012 meeting pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8").

For a proposal of a shareholder to be presented at the Company's 2012 Annual Meeting of Shareholders, other than a shareholder proposal included in the Company's Proxy Statement pursuant to Rule 14a-8, it must be received at the principal executive offices of the Company no earlier than the close of business on January 22, 2012, and on or before February 21, 2012. If the 2012 Annual Meeting of Shareholders is scheduled to take place before March 22, 2012 or after June 20, 2012, then notice must be delivered not earlier than the close of business on the 90th day prior to the 2012 Annual Meeting of Shareholders and not later than the close of business on the later of the 60th day prior to the 2012 Annual Meeting of Shareholders or the tenth day following the day on which public announcement of the date of the 2012 Annual Meeting of Shareholders is first made by the Company. Any such proposal should be mailed to: LaSalle Hotel Properties, 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814, Attn: Bruce A. Riggins, Corporate Secretary.

Additional Matters

The Board of Trustees does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the best judgment of the proxy holders.

By Order of the Board of Trustees



Bruce A. Riggins
Secretary

Bethesda, Maryland
March 11, 2011

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